SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: April 3, 2002

By: ____________________

Michael C. Wilhelm
Senior Vice President
Accounting

Invitation to the 2002 Annual Shareholders

Summary of the 2001 Annual Re

Focus & Growth

e·on

E.ON Group financial highlights

€ in millions	pro forma 2000	2001	+/- %
Sales	88,858	79,664	-10
Results from ordinary business activities	6,498	3,898	-40
Results from continuing operations	3,440	2,610	-24
Net income	3,678	2,048	-44
EBITDA	8,041	8,626	+7
EBIT	3,136	4,263	+36
Internal operating profit	2,445	3,553	+45
ROCE (in %)	10.1	10.3	+0.2[3]
Capital employed (annual average)	44,376	46,958	+6
Return on equity after taxes[2] (in %)	13.5	7.8	-5.7[3]
Investments	14,380	7,931	-45
Cash flow from continuing operations	3,413	3,907	+14
Stockholders' equity	28,033	24,462	-13
Total assets	106,215	99,046	-7
Employees at year end	166,183	151,953	-9
Per share in €			
Results from continuing operations	4.74	3.87	-18
Results from discontinued operations	0.33	-0.80	-
Dividend	1.35	1.60	+19
Dividend including tax credit	1.93	-	-
Stockholders' equity[4]	38.61	36.30	-6

[1]Pro-forma figures for 2000 are shown in accordance with U.S. GAAP and depict the E.ON Group as if the VEBA-VIAG merger had been consummated as of January 1, 2000.
[2]Net income (excluding minority interests) ÷ annual average stockholders' equity (excluding minority interests).
[3]Difference in percentage points.
[4]Excluding minority interests.

E.ON Group by Division

€ in millions	Energy	Chemicals	Oil	Real Estate	Tele-communi-cations	Distri-bution/ Logistics	Other/ consoli-dation	Total
Sales	18,449	17,398	26,899	1,291	556	15,583	-512	79,664
EBITDA	4,028	2,105	1,185	470	62	720	56	8,626
EBIT	2,039	885	617	336	-85	421	50	4,263
Internal operating profit	1,971	541	432	245	-148	299	213	3,553
ROCE (in %)	12.0	9.2	14.0	11.8	-6.2	12.5	-	10.3
Capital employed (annual average)	19,013	12,192	4,808	2,899	1,294	3,858	2,894	46,958
Cash flow from continuing operations	2,792	881	686	57	-1,356	580	267	3,907
Investments	4,027	2,093	659	171	243	315	423	7,931
Employees at year end	39,560	54,140	7,586	5,735	1,612	42,714	606	151,953

Our shareholders are hereby invited to attend the ordinary Annual Shareholders Meeting to be held at the Grugahalle in D-45131 Essen, Norbertstr. 2, on Tuesday, May 28, 2002, beginning at 10am

Agenda of the Annual Shareholders Meeting

1. **Presentation of the approved Financial Statements for the 2001 financial year along with the Review of Operations and the Report of the Supervisory Board as well as presentation of the Consolidated Financial Statements together with the Review of Group Operations**

2. **Appropriation of net income from the 2001 financial year**

   The Supervisory Board and the Board of Management propose that net income available from the 2001 financial year in the amount of €1,099,729,974.40 be used to pay a dividend of €1.60 per share without nominal value entitled to dividend payment.

3. **Approval of the Acts of the Board of Management for the 2001 financial year**

   The Supervisory Board and the Board of Management propose that approval be granted.

4. **Approval of the Acts of the Supervisory Board for the 2001 financial year**

   The Supervisory Board and the Board of Management propose that approval be granted.

5. **Authorization to buy back own shares**

   The Supervisory Board and the Board of Management propose to pass the following resolution:

a) The company shall be authorized until October 31, 2003, to buy back own shares equivalent to a total of ten percent of its current capital stock. The purchase may be performed via the stock exchange or by making a public purchase offer to all shareholders (or, to the extent that it is permissible by law, by means of a public call for the submission of an offer). If the shares are acquired via the stock exchange, the equivalent paid by the company per share must not exceed the average price at which the company's shares are traded at the closing session of XETRA (or a comparable successor system) on the last three trading days prior to the undertaking to acquire the shares by more than five percent and must not fall below this average price by more than ten percent (excluding incidental purchase costs). In the event of a public purchase offer (or, to the extent that is permissible by law, a public call for the submission of an offer), the offer price must not exceed or fall below the average price at which the company's shares are traded at the closing session of XETRA (or a comparable successor system) on the ten trading days prior to the public announcement of the purchase offer (or the public call for the submission of an offer) by more than ten percent. Should the purchase offer be oversubscribed, acceptance must be effected according to quotas. The preferred acceptance of small quantities of up to 100 shares offered for sale per shareholder may be provided for. The authorization may also be exercised by Group companies or third parties for account of the Company or the Group companies, in full or for partial amounts once or several times.

b) Besides selling shares via the stock exchange or by making an offer connected with the awarding of subscription rights to all shareholders, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to do the following with regard to the shares of E.ON AG that will be or have been acquired on the basis of the authorization given under a) or the authorization given by the Annual Shareholders Meeting on May 25, 2000 (Item 10 of the Agenda) as well as by the Annual Shareholders Meeting on May 18, 2001 (Item 7 of the Agenda):

(aa) To sell said shares to third parties at a cash price that is not significantly lower than the stock exchange price of the company's shares *at the time of sale (Sect. 186 Para. 3 Sent. 4* of the German Stock Corporation Act [AktG]). In this case, the shareholders' subscription rights to the company's own shares shall be excluded. However, the Board of Management may only use this authorization in such a way that, during the period of validity of this authorization, the sum of the shares sold after this authorization has been given, the shares issued in return for cash contributions under exclusion of subscription rights and the conversion and option rights for shares granted on the issue of convertible or warrant-linked bonds or warrants without bonds under exclusion of the shareholders' subscription rights does not exceed ten percent of the current capital stock.

(bb) To sell said shares within the scope of mergers or upon acquisition of companies or shareholdings. The term "to sell," as it is used here, also includes the granting of conversion rights and purchase options, possibly in connection with the lending of shares (securities lending transaction). The price at which the company's shares are sold for this purpose must not fall below the average price at which the company's shares are traded at the closing session of XETRA (or a comparable successor system) on the last five trading days prior to the basic agreement with the third party, which must be documented in writing, or prior to the agreement with the third party coming into force by more than *five percent (excluding incidental purchase* costs). Shareholders' subscription rights to the company's own shares shall be excluded in this case.

(cc) To use said shares to fulfill the rights of holders of partial bonds with conversion or option rights issued by E.ON AG or Group companies. Shareholders' subscription rights are excluded in this regard.

(dd) To call in said shares without another resolution of the Annual Shareholders Meeting being necessary for such calling in or its implementation.

c) The authorizations under b) aa), bb), cc), and dd) may be exercised once or several times in full or for partial amounts, individually or together. The Board of Management shall each time inform the Annual Shareholders Meeting about the reasons for and the purpose of share buybacks, the number of shares acquired and the amount of the capital stock they account for, their share in the capital stock and the shares' countervalue. Should the XETRA system be replaced by a comparable successor system, the latter shall take the place of the aforementioned XETRA system in this authorization as well.

d) The authorization to buy back own shares that was given by the Annual Shareholders Meeting on May 18, 2001 under Item 7 of the Agenda and that was limited in time until October 31, 2002 shall be repealed once this new authorization enters into force.

6. Approval of the Control and Profit Transfer Agreements concluded between E.ON AG and E.ON UK Verwaltungs GmbH and between E.ON AG and E.ON US Verwaltungs GmbH (formerly E.ON GmbH)

The Supervisory Board and the Board of Management propose that:

a) the Control and Profit Transfer Agreement concluded between E.ON AG and E.ON UK Verwaltungs GmbH on December 19/20, 2001 be approved and that:

b) the Control and Profit Transfer Agreement concluded between E.ON AG and E.ON US Verwaltungs GmbH (formerly E.ON GmbH) on December 19/20, 2001 be approved.

E.ON AG holds 100 percent of the shares of E.ON UK Verwaltungs GmbH and of E.ON US Verwaltungs GmbH, formerly called E.ON GmbH. These companies are intended to serve as intermediate holding companies for Powergen plc.'s operations in the United Kingdom and the United States of America, respectively.

The Agreements basically provide for the following:

- E.ON UK Verwaltungs GmbH and E.ON US Verwaltungs GmbH shall put the management of their companies under the control of E.ON AG. Accordingly, E.ON AG may issue instructions to the management of E.ON UK Verwaltungs GmbH and/or the management of E.ON US Verwaltungs GmbH regarding the companies' management.
- E.ON UK Verwaltungs GmbH and E.ON US Verwaltungs GmbH agree to transfer all of their profits to E.ON AG.
- E.ON UK Verwaltungs GmbH and/or E.ON US Verwaltungs GmbH may, with the consent of E.ON AG, allocate amounts from annual net income to revenue reserves (Sect. 272 Para. 3 of the German Commercial Code [HGB]) to the extent this is permitted by commercial laws and justified from a commercial point of view.
- E.ON AG shall be obliged, in accordance with Sect. 302 Para. 1 of the German Stock Corporation Act (AktG), to set off any net loss for the year incurred by E.ON UK Verwaltungs GmbH and/or E.ON US Verwaltungs GmbH during the term of the Agreement unless such loss is set off by amounts that are withdrawn from the other revenue reserves or reserves for own shares to which they have been allocated during the term of this Agreement.

- With regard to control, the Agreement shall be valid as from its entry in the Commercial Register of E.ON UK Verwaltungs GmbH and/or E.ON US Verwaltungs GmbH, with regard to the other points as from January 1, 2002. The Agreement shall be concluded for a fixed term of five years up to the end of December 31, 2006, and shall be renewed each time for one year without any changes unless it is terminated by either contracting party not later than three months prior to the expiry of the financial year. Termination of the Agreement without notice shall only be possible for an important reason.

The Annual Shareholders Meetings of E.ON UK Verwaltungs GmbH and of E.ON US Verwaltungs GmbH have already approved the draft version of the Control and Profit Transfer Agreement.

The Control and Profit Transfer Agreement between E.ON AG and E.ON UK Verwaltungs GmbH as well as the Control and Profit Transfer Agreement between E.ON AG and E.ON US Verwaltungs GmbH (formerly E.ON GmbH), and, to the extent available, the Financial Statements and Reviews of Operations of the contracting companies for the last three financial years as well as the Joint Report of the Boards of Management of E.ON AG and of the Managing Directors of E.ON UK Verwaltungs GmbH as well as the Joint Report of the Boards of Management of E.ON AG and of the Managing Directors of E.ON US Verwaltungs GmbH will be available for inspection by the shareholders in the offices of E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, and of E.ON UK Verwaltungs GmbH, Düsseldorf, as well as E.ON US Verwaltungs GmbH, Düsseldorf, both at E.ON AG, E.ON-Platz 1, 40479 Düsseldorf as from the publication of the convening notice.

The aforementioned documents will also be open to inspection at the Annual Shareholders Meeting of E.ON AG. Upon request, each shareholder will immediately receive free copies of these documents. Orders should be sent to:

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Telephone: +49 (0) 211-4579-1
Fax: +49 (0) 211-4579-501

7. Appointment of the auditors for the 2002 financial year

The Supervisory Board proposes that PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, be appointed auditors for the 2002 financial year.

Report of the Board of Management pursuant to Sect. 71 Para. 1 No. 8 in connection with Sect. 186 Para. 4 Sent. 2 of the German Stock Corporation Act (AktG) on Item 5 of the Agenda: Authorization to exclude subscription rights when selling the company's own shares

The authorization aims to give the company the option to continue buying back shares and to use them for reducing its possibly oversized equity base or for paying the purchase price in the event of acquisitions or to resell them.

The German Stock Corporation Act (AktG) allows shares bought back to be resold via the stock exchange or in the form of an issue with shareholders being granted a subscription right, but also permits restrictions of the subscription right under Sect. 186.

The authorization pursuant to sub-item b) aa) of Item 5 of the Agenda provides for the right to exclude subscription rights in the event of a resale is reserved pursuant to Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG). This allows E.ON AG to sell its own shares, for example to new shareholder groups at home and abroad. Management can take advantage of opportunities arising on the stock market quickly, flexibly and on favorable terms. The Board of Management shall only make use of the authorization to sell the company's own shares pursuant to sub-item b) aa) when utilizing the authorized capital III (Sect. 3 Para. 4 of the Company's Articles of Association) in such a way that, under exclusion of the subscription right as per Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG), the sum of the shares sold for cash or issued in return for cash contributions and the conversion and option rights for shares granted on the issue of partial bonds does not exceed ten percent of the capital stock at the time of sale and/or issue.

The authorization provides for the possibility of excluding the subscription right to allow the shares to be used as "quid pro quo" in mergers or when acquiring companies or shareholdings. In the field of acquisitions, too, E.ON AG is faced with increasing global competition. This international competition and the globalization of the economy increasingly require businesses to be in a position to use their own shares as consideration when acquiring companies. The authorization proposed here is intended to give E.ON AG the flexibility it requires to use its own shares as "quid pro quo" when opportunities arise to acquire companies or shareholdings. The exclusion of the shareholders' subscription rights described above serves this purpose.

Finally, the authorization provides for using repurchase shares, under the exclusion of shareholders' subscription rights, to fulfill the rights of holders of partial bonds with conversion or option rights issued by E.ON AG or Group companies. It may be expedient to use repurchased shares to fulfill, in whole or in part, the rights of holders of partial bonds with conversion or option rights or to fulfill conversion rights. It should be noted in this regard that partial bonds may, in principle, be issued with shareholders' subscription rights so that shareholders' subscription rights are maintained at least indirectly.

The Board of Management shall take nothing but the interests of the shareholders and the company into consideration when deciding on how to use the company's own shares.

When selling shares to third parties for cash under exclusion of the subscription right as per Sect. 186 Para. 3 Sent. 4 of the German Stock Corporation Act (AktG) (sub-item b) (aa) of Agenda Item 5, the selling price shall be closely in line with the prevailing stock exchange price and only undercut it insignificantly, if at all. When selling shares to third parties in connection with mergers and acquisitions of companies or shareholdings (sub-item b) (bb) of Agenda Item 5, the selling price shall not undercut the average price at which E.ON AG's shares are traded at the closing session of XETRA (or a successor system) on the last five trading days prior to the basic agreement with the third party, which must be documented in writing, or prior to the agreement with the third party coming into force by more than five percent (excluding incidental purchase costs). Fixing the price closely in line with going rates ensures that shares are sold at appropriate prices.

The Board of Management shall inform the Annual Shareholders Meeting when this authorization is made use of.

Shareholder motions and nominations

The Board of Management will announce possible shareholder motions and nominations pursuant to Sect. 125 et seq. of the German Stock Corporation Act (AktG) only if petitioners provide proof of their capacity as shareholders.

Attendance at the Shareholders Meeting

Entitled to attend and vote at the Shareholders Meeting are only those shareholders who properly deposit their shares or corresponding deposit receipts issued by a collective security-deposit bank with one of the depositaries named below on Tuesday, May 21, 2002, at the latest and leave them there until the end of the Shareholders Meeting.

The shareholders are herewith informed that they may exercise their voting rights by proxy, through a shareholder association, or a banking or lending institution.

The following banks are depositaries:
Dresdner Bank AG
Deutsche Bank AG
Bankgesellschaft Berlin AG
Bayerische Hypo- und Vereinsbank AG
Bayerische Landesbank Girozentrale
BHF-BANK AG
Commerzbank AG
DZ BANK AG
HSBC Trinkaus & Burkhardt KGaA
Landesbank Baden-Württemberg
Norddeutsche Landesbank Girozentrale
Sal. Oppenheim jr. & Cie. KGaA
Westdeutsche Landesbank Girozentrale

Swiss depositary agents are:
Credit Suisse First Boston
UBS AG

The deposit can also be made by the shares being held by another bank with the approval and on behalf of one of the depositaries named above and blocked until the end of the Shareholders Meeting.

The deposit can alternatively be made with a collective security-deposit bank, the headquarters of E.ON AG in Düsseldorf, or a German notary. In the event of a deposit with a German notary, the certificate of deposit must be submitted to our Company in Düsseldorf on the day after the latest possible deposit date, i.e. on Wednesday, May 22, 2002.

Upon the deposit of the shares, the depositaries will issue admission tickets upon request, entitling the holders to attend the Shareholders Meeting. In the event of a deposit with a German notary, the admission tickets will be issued solely by E.ON AG on submission of the certificate of deposit.

Düsseldorf, April 3, 2002

The Board of Management

Annual Report

The Annual Report, submitted to each shareholder attending the Annual Shareholders Meeting, contains details of the Financial Statements of our Company and Group. The Annual Report is also available from E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, Germany, and can be downloaded at www.eon.com.

Questions at the Annual Shareholders Meeting

Shareholders wishing to ask questions at the Annual Shareholders Meeting are kindly requested to submit inquiries to E.ON AG in writing before the Annual Meeting as far ahead as possible. This will enable the Board of Management to respond effectively to questions as well as provide shareholders with the most detailed and informative answers to their inquiries.

Dividend Payment

The dividend will be paid out by the depositary banks as from Wednesday, May 29, 2002, according to the resolution of the Annual Shareholders Meeting less a deduction of 20 percent withholding tax and 1.1 percent solidarity surcharge (5.5 percent of the withholding tax), leading to a total tax deduction of 21.1 percent. Withholding tax and solidarity surcharge will be credited against the assessed income tax or corporate income tax as well as the assessed solidarity surcharge of shareholders entitled to a tax credit and refunded in case of overpayments.

Withholding tax and solidarity surcharge will not be deducted in case of shareholders having submitted a "non-assessment certificate" issued by German tax authorities to the depositary bank. The same applies to shareholders having submitted an "exemption certificate" to their depositary bank to the extent the exempted amount has not been consumed by other income from capital investments. Only the taxable part of the dividend is considered for the consumption of the exempted amount (half-income principle).

At the level of resident corporate shareholders, the dividend payment will, generally, lead to an increase of corporate income tax as well as to a respective corporate tax credit in an amount equaling the corporate income tax reduction at the level of E.ON AG amounting to $1/6^{th}$ of the gross dividend.

In case tax treaties between Germany and foreign countries are applicable to a non-resident shareholder, German withholding tax including solidarity surcharge is, generally, reduced in accordance with the regulations in said agreements. Claims for repayment must be submitted to the German Federal Tax Office, 53225 Bonn, Germany, by December 31, 2006, at the latest.

You might be asking yourself what Marion Jones and Bud Spencer are doing in this publication. A fair question. The answer is simple: they and the other people featured in our report have something in common. At a defining moment in their lives, they applied their talent and their energy toward a clear goal. They focused their lives on a single activity—and by doing so have achieved extraordinary success.

These individuals have pursued a strategy that, in a number of ways, is similar to E.ON's. Entrepreneurial and personal decisions are motivated by many of the same desires and aspirations. And though corporate strategy may be steered by decision trees more than it is by emotions, trying to do many different things at the same time is like juggling balls and spinning plates. For companies and for individuals. But concentrate on one goal, and there's no limit to what you can achieve.

E.ON is focusing all its energies on becoming one of the world's leading energy service providers.

Bud Spencer. Even as a competitive swimmer and water polo player who represented Italy at the Olympics he played small roles in motion pictures. He later studied law and was an entrepreneur. But he achieved his greatest success when he his energies on acting.





Ulrich Hartmann and Prof. Dr. Wilhelm Simson

Dear shareowners:

Since January 1, 2002, the people of twelve European countries have had a common currency. The euro's debut has given new impetus to the process of European integration. More than ever before, we think and act in international terms. The markets we operate in—including our energy business—no longer have national boundaries.

E.ON responded to this trend early on with the merger of VEBA and VIAG. Our acquisition last year of a majority interest in Sweden's Sydkraft made E.ON Europe's largest investor-owned energy service provider. Now we're striving for a leading global position. We made substantial progress toward achieving this goal in the 2001 financial year.

The takeover of U.K.-based Powergen that we initiated early last spring is the Group's largest-ever acquisition and adds a new and global dimension to our electricity business. The planned acquisition of a majority interest in Ruhrgas creates a platform for international growth in our natural gas operations.

We know that we'll only be able to achieve the ambitious goals we've set for our utility business if we focus our energies. That's why we're moving systematically forward with our focus strategy.

2001 was an outstanding year for E.ON, from a strategic as well as an operational perspective. In terms of operating earnings, we markedly surpassed the previous year's all-time high. Internal operating profit was up 45 percent to €3.6 billion. Of equal importance was the fact that our core energy business posted double-digit earnings growth for the first time since the declines brought on by energy market liberalization.

Your company's solid performance is also reflected in our proposed dividend. At the Annual Shareholders Meeting, management will recommend the payment of a cash dividend of €1.60—19 percent more than in the prior year.

New shores, new opportunities. The acquisition of Powergen would make E.ON the world's second-largest energy service provider in terms of power supplied and number of customers. It would enable us to obtain a leading position in the U.K.'s attractive power sector. Moreover, Powergen's LG&E subsidiary would open the door to new growth opportunities in the United States, the world's largest energy market.

For the most part, the necessary approval processes have been completed. Two requirements must be met before we can complete the takeover. First, we still need the go-ahead from the Securities and Exchange Commission in order to enter America's regulated utility sector. Second, Powergen's stockholders will soon be voting on the combination with E.ON at an extraordinary shareholders meeting. Under British takeover law, their approval would allow us to acquire 100 percent of Powergen's shares in a single transaction.

Expanding operations in Europe's growing natural gas market. Natural gas plays an increasingly important role in the world's energy markets. Acquiring a substantial shareholding in Ruhrgas, Germany's leading natural gas transport company, would enable us to establish a formidable position in Europe's gas market.

The German Federal Cartel Office prohibited our acquisition of a majority interest in Ruhrgas. We believe that its market and competitive analysis is too narrow in scope and ignores the dynamic developments in Europe's highly competitive gas sector. Moreover, a combination of Ruhrgas and E.ON makes good economic and energy-policy sense for a number of reasons.

Belonging to the E.ON Group would enhance Ruhrgas's ability to compete in international markets. In view of Germany's growing dependence on natural gas imports, the combination with Ruhrgas is of extraordinary significance for safeguarding the country's long-term energy supply. Access to a secure and economically priced supply of natural gas would help to safeguard valued-added processes and jobs in Germany. Finally, Germany has ambitious climate-policy goals that can only be achieved by increasing the country's use of natural gas.

We're convinced that the combination's macroeconomic benefits offset any possible antitrust concerns. We have therefore applied to the Ministry of Economics and Technology for ministerial approval.

Sharpening our focus. E.ON has embarked on a fundamental change process on an unprecedented scale. We're divesting large parts of our portfolio and sharpening our focus to become a pure-play energy service provider.

Early last year, we sold our VIAG Interkom shareholding to British Telecom. Another step was the sale of Klöckner & Co, our materials trading subsidiary, to Balli Group of the U.K. In October, we divested our interest in MEMC, ending our involvement in the highly cyclical semiconductor and silicon wafer sector.

In early 2002, we sold VAW aluminium to Norway's Norsk Hydro. The combination created Europe's leading aluminum manufacturer and the number three in the world. The sale of VEBA Oel to BP ranks among our biggest-ever divestments. In BP, we have found a partner who can offer excellent prospects for the future to our Oil Division and its Aral subsidiary, Germany's premier service station brand.

We will divest our Stinnes stake as well as our remaining telecommunications interests in France and Austria in the near term. Over the medium term, we will also completely divest Viterra and Degussa. Until they are sold, we will continue to optimize the value of our non-core activities.

Our divestment program has freed up substantial funds to fuel the expansion of our energy operations. Since the VEBA-VIAG merger was announced, we have had proceeds from asset sales totaling €27 billion. We expect to have proceeds in the double-digit billion range from our remaining disposals. We also have access to considerable debt financing. This means that even after the acquisition of Powergen and Ruhrgas, we will have the flexibility we need to execute further growth initiatives in our core energy business.

Internal operating profit up sharply. Your company substantially increased its earnings strength last year. Internal operating profit climbed to €3,553 million—45 percent above the previous year's all-time high. This performance results primarily from successful portfolio-slimming in telecommunications and earnings growth at E.ON Energie, VEBA Oel, Viterra, and Stinnes.

E.ON Energie's internal operating profit is on the rise again—up 14 percent year-on-year to nearly €2.0 billion. Markedly higher sales, efficiency improvements, and the first-time consolidation of Sydkraft contributed to the increase. This positive development confirms the success of our merger and the solid potential of the energy supply business.

At €1.5 billion, internal operating profit at our Other Activities was 51 percent higher than the prior-year figure.

As anticipated, consolidated net income was markedly below the prior-year figure, decreasing to €2.0 billion. The decline is owing to the fact that the previous year includes the exceptionally high gains from the divestment of our telecoms shareholdings in E-Plus and Cablecom. In part owing to the tax reduction on capital gains from disposals that took effect on January 1, 2002, we did not have any comparable divestments in the year under review.

Dividend increases 19 percent. Our goal is to create value for you, our shareowners. At E.ON, that's not an empty phrase. In a difficult year for equities, your E.ON shares distinctly outperformed the DAX 30 index of top German blue chips and the Euro Stoxx 50 index.

Our dividend proposal is equally impressive. At the Annual Shareholders Meeting, the Board of Management and the Supervisory Board will propose the payment of a cash dividend of €1.60—19 percent higher than last year. We think that's a respectable rate of increase for what was, from a macro-economic standpoint, a lackluster year.

In October, we completed Germany's largest-ever share buyback program. Within a single year, we repurchased and canceled 76.3 million E.ON shares—10 percent of the Company's capital stock. Reducing the equity share of total capital substantially improves E.ON's capital structure. It simultaneously reduces our average cost of capital and increases return on equity and earnings per share, making E.ON even more attractive for investors.

Employees show outstanding commitment. The fundamental restructuring of the E.ON Group presents employees with special challenges. We are certain that you, our shareowners, agree that our employees deserve our recognition for their hard work and commitment. We would like to take this opportunity to thank our employees for their superb work. The even-handed and constructive fashion in which our employee representatives approach their responsibilities is further evidence that E.ON's tradition of social partnership continues even in times of major change.

We would like to express our sincere thanks to the employees who have left or will be leaving the Group in the wake of divestments. We realize that becoming part of a new organization isn't always easy. With their energy and skills, however, the employees of these companies can look forward to a successful future.

Pragmatic solution in energy policy. As an energy service provider, we're keenly aware of our responsibilities toward the environment and future generations. We are not opposed to reasonable environmental and climate protection policies. In fact, we are actively involved in the German energy industry's voluntary climate-policy commitment.

Last year, we reached an agreement with the German federal government on the future use of nuclear energy. We view the agreement as a pragmatic compromise. It sets limits for power plant operating lifetimes that are justifiable from a business standpoint. In return, it ensures the unhindered operation of our generation assets. We continue, however, to be convinced that nuclear energy can play a key role in supplying safe, economical, and environmentally sound energy.

We eagerly support the European Commission's proposal that electricity and gas markets be fully liberalized by 2005. A common, open market for electricity and gas must be a level playing field in order to avoid competitive distortions among EU member states.

Germany has one of Europe's most fiercely contested electricity markets. Since the beginning of liberalization, a significant number of new entrants have established themselves. Roughly one fourth of the electricity customers in Germany receive their power from foreign suppliers. Germany's transmission network access scheme, which is the result of a voluntary agreement among network operators, has made an important contribution to this success. Solutions that reflect the realities of the electricity industry are more likely to foster competition than is a new bureaucracy.

We are particularly proud of a special kind of pragmatic solution that we reached in the year 2001. As part of our public-private partnership with the City of Düsseldorf, we combined the renovation of a historic museum complex with the construction of our new headquarters, giving a three-dimensional form to our arts and culture sponsorship program. We made a conscious choice to pursue this novel symbiosis of art and commerce. We're convinced that new energy is created in people's minds. To achieve ambitious goals, you have to cross boundaries. The world is growing closer together. This process expands our horizons and creates new opportunities.

We can assure you that E.ON will seize these opportunities decisively and deliver value to you, our shareowners.

Sincerely yours,

Ulrich Hartmann

Prof. Dr. Wilhelm Simson


EXIT

2001 financial year of decisive importance for E.ON Group's future structure. The 2001 financial year was of decisive importance for the E.ON Group's future structure and development. We made significant progress toward our goal of becoming one of the world's leading energy service providers. In line with our Focus & Growth strategy, we laid the groundwork for the future in a number of important ways. Two prominent examples are the planned takeover of Powergen, the U.K.-based energy company, and the reorganization of our oil and gas activities. E.ON intends to focus exclusively on its core energy business and is moving forward systematically to expand its electricity and natural gas operations.

In April 2001, we made Powergen's stockholders a preconditional takeover offer. The acquisition of Powergen would make E.ON the world's second-largest energy service provider in terms of power supplied and total customers. LG&E, Powergen's Kentucky-based subsidiary, would give E.ON access to new growth opportunities in the U.S., the world's biggest energy market.

Powergen's principal operations are divided about equally between the U.K. and the U.S. The company is one of the U.K.'s leading energy utilities. In 2001, Powergen's more than 6,000 employees generated sales of over €6 billion and operating earnings of roughly €880 million. Like E.ON, Powergen is fully integrated and holds leading market positions along the entire value chain. LG&E, Powergen's wholly owned U.S. subsidiary, is of key importance to us. LG&E operates primarily in Kentucky, employs some 4,000 people, and reported sales of approximately €2.6 billion and operating earnings of about €570 million in the year 2001.

The deal has been given the green light by the U.S. Federal Energy Regulatory Commission, state regulators, and has also received the necessary antitrust approval in Europe. We expect to receive the go-ahead from the Securities and Exchange Commission soon. The next step is to initiate a scheme of arrangement, a standard takeover procedure in the U.K. After the successful completion of this process—that is, as soon as Powergen's shareowners pass a resolution to this effect at a general meeting—, E.ON will acquire ownership of 100 percent of Powergen's stock. We expect to be able to complete the transaction in spring 2002. The purchase price for 100 percent of Powergen's equity totals €8.2 billion.

In July 2001, we reached an agreement with BP to restructure our respective oil and gas activities in Germany. The agreement calls for E.ON to acquire Gelsenberg, a BP subsidiary that holds 25.5 percent of Ruhrgas, and for BP to acquire a majority interest in VEBA Oel. In December 2001, the German Federal Cartel Office approved the sale of VEBA Oel to BP, enabling us to carry through with one of our most important divestments. In accordance with the agreement, in February 2002 BP acquired 51 percent of VEBA Oel by means of a capital increase.

E.ON Group

€ in millions	2001	pro forma 2000	+/- %
Sales	79,664	88,858	-10
EBITDA	8,626	8,041	+7
EBIT	4,263	3,136	+36
Internal operating profit	3,553	2,445	+45
ROCE (in %)	10.3	10.1	+0.2[1]
Capital employed (annual average)	46,958	44,376	+6
Cash flow from continuing operations	3,907	3,413	+14
Investments	7,931	14,380	-45
Employees at year end	151,953	166,183	-9

[1]Difference in percentage points.

In November 2001, we submitted to the German Federal Cartel Office for the acquisition of a majority shareholding in Ruhrgas. We have reached agreement with Vodafone, ThyssenKrupp, and RWE to acquire their respective shares in Bergemann GmbH, which holds 34.8 percent of Ruhrgas. We are also in talks with RAG regarding its Bergemann interest. After the Federal Cartel Office early this year prohibited our acquisition of a majority interest in Ruhrgas, we applied to Germany's Minister of Economics and Technology for ministerial approval. A combination with E.ON makes sense for a number of reasons. These include the following:

- It would markedly enhance Ruhrgas's ability to compete in foreign markets. Moreover, becoming part of the E.ON Group would give Ruhrgas greater financial flexibility, thereby distinctly improving the company's access to international procurement markets. For this reason, the combination also helps to safeguard Germany's supply of energy.

- Germany's ambitious climate-policy goals can only be reached by increasing the country's use of natural gas. E.ON and Ruhrgas have repeatedly signaled their commitment to assisting the German federal government in achieving its environmental policy aims.

91

Divestment program systematically continued. In line with the focus on our core energy business, we again moved systematically forward with our extensive divestment program. In addition to the solution for VEBA Oel just described, we implemented the following portfolio-slimming measures in 2001:

- We sold our 45 percent interest in VIAG Interkom to British Telecom.
- We sold Klöckner & Co, our wholly owned steel-trading subsidiary, to Balli Group.
- We divested our 71.8 percent shareholding in the silicon wafer manufacturer MEMC to TPG, a financial investor.
- We sold VAW aluminium to Norway's Norsk Hydro in early January 2002.

We will use the funds freed up by asset sales to fuel growth in our energy business. In addition to the planned acquisitions of Powergen and Ruhrgas and organizational improvements at our Energy Division, in 2001 we completed or initiated the following transactions to strengthen our core operations:

- E.ON Energie acquired a majority in Sydkraft, Sweden's second-biggest energy utility.
- E.ON Energie acquired a 34 percent ownership interest in Espoon Sähkö, Finland's fourth-largest energy utility, marking yet another step in our expansion in Scandinavia.

Discontinued operations reported separately under U.S. GAAP for the first time. On November 13, 2001, we sold our silicon wafer business to TPG, a financial investor. In early 2002, we completed the divestment process for VAW aluminium. In accordance with U.S. GAAP, MEMC and VAW aluminium's results are shown separately—net of taxes and minority interests—under "Discontinued operations" in our Consolidated Statements of Income. The MEMC and VAW component of Group sales, internal operating profit, and results from ordinary operating activities has been eliminated from the figures for both 2000 and 2001.

Under U.S. GAAP, the date of the VEBA-VIAG merger's entry into the Commercial Register determines the inclusion of the former VIAG in E.ON AG's Consolidated Financial Statements for the year 2000. For this reason, the companies of the former VEBA contributed full twelve-month figures to the 2000 financial year. The companies of the former VIAG contributed figures for the period July through December 2000 only. We have calculated pro-forma figures for 2000 in order to make it possible to compare the Company's performance in 2000 and 2001. The pro-forma figures depict the E.ON Group as if the VEBA-VIAG merger had been consummated on January 1, 2000.

To enhance transparency, for 2001 our Telecommunications segment only includes results from continuing operations (Connect Austria and Bouygues Telecom) and the expenses of their respective intermediate holding companies (VIAG Telecom and E.ON Telecom). Figures for 2000 also include VIAG Interkom and Orange Communications' operating losses. Financial earnings resulting from the disposal of E-Plus, Cablecom, Orange Communications, and VIAG Interkom are shown under "Other/consolidation." The figures for the previous year were adjusted accordingly. In addition, the item "Other/consolidation" for 2000 includes Schmalbach-Lubeca's results for January through August and VEBA Electronics' results for July through September.

Economic environment. Adjusted for inflation, Germany's gross domestic product grew only 0.6 percent in 2001, the country's weakest rate of economic expansion since 1994.

The economic outlook rapidly worsened as the year progressed. Combined with the September 11 terrorist attacks, the downward trend in Western economies—particularly in the U.S.—led to uncertainty among investors and consumers.

The only positive impetus came from abroad; German domestic demand declined in 2001. The country's gross domestic investment fell in real terms, especially as a result of weak demand in the construction sector. This had a particularly negative effect. The slight increase in public and private consumption was not sufficient to offset the decline.

In 2001, Germany's chemicals industry was especially hard hit by the economic downturn. Chemicals production continued to decline during 2001 and fell, on average, 2.2 percent.

Germany's consumption of electric energy in 2001 was on par with the prior year's level.

Group sales decline due to divestments. Despite the acquisition of Sydkraft and Laporte, 2001 Group sales declined 10 percent to €79.7 billion due to divestments in conjunction with the Company's focus on its core energy business.

In 2001, our Energy Division boosted sales substantially compared with the previous year. Our electricity operations posted the largest increase. Along with the modest recovery in power prices, the considerable expansion of our power trading activities and the full consolidation of Sydkraft were the main contributors.

Sales from our Other Activities declined 14 percent year-on-year to €61.7 billion.

In 2001, sales at our Chemicals Division fell 14 percent to €17.4 billion.

Group sales

€ in millions	2001	pro forma 2000	+/- %
Energy	18,449	13,350	+38
Other Activities	61,727	72,063	-14
Chemicals	17,398	20,267	-14
Oil	26,899	28,780	-7
Real Estate	1,291	1,324	-2
Telecommunications	556	383	+45
Distribution/Logistics	15,583	21,309	-27
Other/consolidation	-512	3,445	-
Total external sales	**79,664**	**88,858**	**-10**

Oil's sales were off 7 percent to €26.9 billion, chiefly owing to crude oil and petrochemical product prices that lagged behind those of the previous year.

Real Estate's sales fell slightly year-on-year, whereas sales at our Telecommunications Division rose 45 percent.

On the whole, reported sales at our Distribution/Logistics Division were down markedly from the prior year due to the disposal of our electronics operations and the sale of Klöckner & Co.

The Group generated 43 percent of its sales outside Germany.

Group internal operating profit

€ in millions	2001	pro forma 2000	+/- %
Energy	1,971	1,725	+14
Other Activities	1,369	905	+51
Chemicals	541	672	-19
Oil	432	310	+39
Real Estate	245	212	+16
Telecommunications	-148	-750	+80
Distribution/Logistics	299	461	-35
Other/consolidation	213	-185	-
Total	**3,553**	**2,445**	+45

Group net income

€ in millions	2001	pro forma 2000	+/- %
Group internal operating profit	**3,553**	**2,445**	**+45**
Net book gains	+908	+4,710	-81
Cost-management and restructuring expenses	-360	-510	+29
Other nonoperating earnings	-615	-699	+12
Foreign E&P taxes	+412	+552	-25
Results from ordinary business activities	**3,898**	**6,498**	**-40**
Income taxes	-761	-2,542	+70
Minority interests	-527	-516	-2
Results from continuing operations	**2,610**	**3,440**	**-24**
Results from discontinued operations	-536	238	-
Adjustments from first-time application of SFAS 133	-26	-	-
Group net income	**2,048**	**3,678**	**-44**

Internal operating profit up sharply. Group internal operating profit for 2001 totaled €3.6 billion—a dramatic 45 percent above the prior year's all-time high. This sharp increase results primarily from successful portfolio-slimming measures in our Telecommunications Division. In addition, E.ON Energie, VEBA Oel, Viterra, and Stinnes posted better earnings, in some cases substantially so.

Dramatically higher sales combined with ongoing efficiency-boosting measures enabled our Energy Division to markedly increase its internal operating profit. Adjusted for the results of Sydkraft, which has been fully consolidated since May 2001, the increase amounted to 7 percent.

Internal operating profit at our Other Activities was up 51 percent year-on-year to €1.4 billion.

At €541 million, Chemicals' internal operating profit declined 19 percent from the previous year's solid showing due to the divestment of non-core activities as well as to cyclical factors.

Our Oil segment's internal operating profit climbed from €310 million to €432 million owing to improved margins at the pump.

Internal operating profit at our Real Estate Division rose to €245 million. The Residential Investment and Residential Services units were the main earnings contributors.

In 2001, our Telecommunications segment curtailed its operating loss 80 percent to €148 million. The reduction was primarily caused by the divestment of VIAG Interkom and Orange Communications, whose losses had considerably impaired the prior year's results.

Overall, Distribution/Logistics' internal operating profit fell markedly year-on-year owing to the disposal of VEBA Electronics and Klöckner & Co.

The substantial improvement in internal operating profit reported under "Other/consolidation" is chiefly the result of effects stemming from the disposal of Telecommunications assets.

As anticipated, results from ordinary business activities were down year-on-year, falling 40 percent to €3,898 million. This sharp decline is mainly because the prior-year figure includes the exceptionally high gains from the disposition of our telecoms shareholdings, E-Plus (€3.5 billion) and Cablecom (€0.8 billion).

Net book gains in 2001 resulted mainly from Degussa's successful divestment program. Net book gains at Degussa totaled roughly €530 million, in particular from the company's disposal of its Oncology and Dental units. At our Energy Division, the disposal of Bewag and HEW as well as portfolio changes at Thüga and Avacon resulted in book gains of around €240 million. These gains were offset by losses stemming from the sale of securities at E.ON Energie (€135 million). The sale of Klöckner & Co (about €140 million) and VIAG Interkom (€110 million) also contributed to the Company's net book gains.

Restructuring and cost-management expenses included €204 million for Degussa's ongoing restructuring program and €75 million for the decommissioning of power stations and restructuring at E.ON Energie. Viterra had expenses totaling some €45 million, primarily related to the realignment of its property development business.

Other nonoperating earnings included expenses €240 million at our Energy Division. These charges result mainly from the cancellation of long-term electricity supply contracts. The agreements were made in the early 1990s and are no longer economical in today's liberalized power market characterized by lower prices for the procurement and sale of electricity. Canceling the contracts now will relieve the burden on future earnings. Our Chemicals Division reported non-recurrent costs in the amount of €198 million related to the merger of Degussa-Hüls and SKW Trostberg. In addition, we made further contributions to Remembrance, Responsibility, and the Future, the German industry foundation. Furthermore, the establishment of a provision for the cancellation of a commercial real estate project also negatively impacted nonoperating earnings.

The information value of our Oil Division's pretax income figure is limited due to its high tax component. Unlike the earnings of our other segments, Oil's results are reported net of foreign exploration and production taxes. The taxes are added back in for the purpose of calculating results from ordinary business activities.

Income taxes on continuing operations decreased to €761 million. The Company's tax rate was reduced from 39 percent in 2000 to 20 percent in the year under review. The decline is mainly due to the lower corporate tax rate of 25 percent on domestic profits. The new corporate tax rate was part of Germany's Tax Reduction Act. The decline in the Company's tax rate is also due to a recalculation of deferred taxes brought on by changes in the tax treatment of gains and losses from dispositions.

MEMC and VAW aluminium's results—after taxes and minority interests—are shown under "Discontinued operations."

As anticipated, Group net income (after taxes and minority interests) was down year-on-year, declining 44 percent to €2.0 billion.

Dividend increases to €1.60. E.ON AG prepares its Financial Statements in accordance with German commercial law. E.ON AG's net income for 2001 amounts to €2,119 million. After recognizing €14 million in net income brought forward and transferring €1,033 million to other retained earnings, net income available for distribution totals €1,100 million.

At the Annual Shareholders Meeting on May 28, 2002, management will propose that net income available for distribution be used to pay a cash dividend of €1.60 per share.

The complete financial statements of E.ON AG, with the unqualified opinion issued by the auditors, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be published in the *Bundesanzeiger* and filed in the Commercial Register of the Düsseldorf District Court, HRB 22 315. Copies are available on request from E.ON AG and at eon.com.

Balance Sheet of E.ON AG (summary)

€ in millions	Dec. 31, 2001	Dec. 31, 2000
Property, plant, and equipment	184	156
Financial assets	15,074	15,406
Fixed assets	**15,258**	**15,562**
Receivables from affiliated companies	3,094	8,680
Other receivables and assets	1,433	1,352
Liquid funds	258	242
Non-fixed assets	**4,785**	**10,274**
Total assets	**20,043**	**25,836**
Stockholders' equity	10,309	13,333
Special items with provision component	611	636
Provisions	2,670	2,461
Liabilities to affiliated companies	6,103	6,388
Other liabilities	350	3,018
Total liabilities and stockholders' equity	**20,043**	**25,836**

Income statement of E.ON AG (summary)

€ in millions	2001	2000
Income from equity interests	5,149	5,772
Interest income (net)	-89	-32
Other expenditures and income (net)	-1,068	-566
Results from ordinary business activities	**3,992**	**5,174**
Extraordinary expenses	-	-1,164
Taxes	-1,873	-2,216
Net income	**2,119**	**1,794**
Net income brought forward	14	-
Net income transferred to retained earnings	-1,033	-822
Net income available for distribution	**1,100**	**972**

Group investments			
€ in millions	2001	pro forma 2000	+/- %
Energy	4,027	3,766	+7
Other Activities	3,481	9,946	-65
Chemicals	2,093	1,868	+12
Oil	659	1,723	-62
Real Estate	171	484	-65
Telecommunications	243	5,135	-95
Distribution/Logistics	315	736	-57
Other/consolidation	423	668[1]	-37
Total	**7,931**	**14,380**	**-45**
Investments outside Germany	4,207	2,979	+41

[1]Includes Schmalbach-Lubeca.

Investments. The E.ON Group invested €3,768 million (€4,151 million) in property, plant, and equipment in 2001. The Company invested €4,163 million (€10,229 million) in financial assets; this figure includes €760 million for investments in companies valued at equity. At €7,931 million, total investments for 2001 were down 45 percent from our capital spending in the previous year (€14,380 million).

Energy's total capital expenditures rose 7 percent year-on-year to €4,027 million (€3,766 million). Investments in property, plant, and equipment including intangible assets of €1,063 million mainly served to optimize power and district heating distribution. Investments in financial assets amounted to €2,964 million. The acquisition of additional shares in Sydkraft, the Swedish energy utility, was the Energy segment's most significant single investment.

We invested €3,481 million (€9,946 million) in Other Activities.

Our Chemicals Division invested €2,093 million in 2001 (€1,868 million). Investments in property, plant, and equipment increased 14 percent from €1,232 million in 2000 to €1,399 million in the year under review. This figure corresponds to 8 percent of Degussa's sales. Capital expenditures were aimed at further expanding Degussa's leading market positions as the company concentrates on high-growth market segments and new products.

Oil's investments declined appreciably year-on-year to €659 million. At €1.7 million, the previous year's figure was exceptionally high due to the acquisition of Mobil Oil's Aral shares.

Roughly €108 million of Real Estate's 2001 capital spending was on property, plant, and equipment. €63 million was invested in financial assets. The biggest single investment in financial assets was the increase in Viterra's stake in WohnBau Rhein-Main from 50 percent to 95 percent.

Investments at Telecommunications amounted to €243 million. The previous year's high figure mainly reflects shareholder loans to VIAG Interkom in connection with the acquisition of UMTS licenses.

At €315 million, capital spending at our Distribution/Logistics segment declined appreciably year-on-year owing to portfolio-slimming measures.

The Group's 2001 investments in Germany totaled €3,724 million (€11,982 million). Capital spending outside Germany amounted to €4,207 million (€2,979 million).

Liquid funds up sharply. Cash flow from continuing operations was €3.9 billion (2000: €3.4 billion) in the 2001 financial year. The increase from the prior-year figure was achieved despite substantial tax payments in the amount of €1.8 billion (2000: €1.5 billion) from book gains realized on the disposition of non-core assets. This underscores E.ON's improved financial strength.

The Group's investment activities resulted in a net cash inflow of €10.8 billion. We used €7.9 billion for investing activities. This was offset by proceeds received from fixed-asset disposals, securities, and cash investments in current assets in the amount of €18.7 billion. The proceeds resulted primarily from the disposition of VIAG Interkom and of assets in our Chemicals Division.

E.ON had a positive cash flow of €14.8 billion from its operations and its investing activities. This cash was used to finance the Company's share buyback program (€3.5 billion), the dividend payout (€1.2 billion), and to substantially reduce financial liabilities. The remaining funds represented a significant increase in the Company's liquid funds (cash and other current financial investments), which rose from €8.5 billion to €12.1 billion.

Owing to our positive cash flow in the 2001 financial year, our net financial position (liquid funds minus financial liabilities to financial institutions and minority interests) improved markedly, from -€6.0 billion to -€0.6 billion.

At year end 2001, E.ON also had at its disposal a total of €9.5 billion in financing instruments: €3.1 billion in short-term credit lines through banks, a €1 billion long-term syndicated loan facility, the Commercial Paper program, and the Medium Term Note program. As of the balance-sheet date, an insubstantial portion of these financing instruments—€0.3 billion—had been utilized. In February 2002, the Commercial Paper program was increased from €2 billion to €5 billion.

Foreign exchange, interest rate, commodity price risk management. The E.ON Group's business operations and its concomitant financial activities expose it to exchange rate, interest rate, and commodity price fluctuations. In order to limit the Group's exposure to these risks, E.ON pursues systematic and Group-wide financial and risk management. To this end, E.ON also uses derivative financial instruments. These derivative financial instruments are established and commonly used and are transacted with financial institutions, brokers, power exchanges, and third parties whose credit standing is monitored on an ongoing basis.

Group statement of cash flows (summary)

€ in millions	2001	pro forma 2000
Cash from continuing operations	3,907	3,413
Cash used for investing activities in continuing operations	+10,844	-4,931
Cash from financing activities in continuing operations	-11,963	+2,206
Net change in liquid funds	**+2,788**	**+688**
Liquid funds as of December 31	**12,144**	**8,501**

As of December 31, 2001, the face value of foreign exchange hedging transactions was €9,010 million; that of interest rate hedging transactions, €3,434 million. The market values of foreign exchange hedging transactions totaled €112.1 million. The market value of interest rate hedging transactions amounted to a loss of €21.5 million.

To limit exposure to risks from changes in commodity and product prices, our Oil Division uses derivative financial instruments. In addition, the Energy Division increasingly employs electricity, gas, and coal price hedging transactions to limit its exposure to risks resulting from price volatility and to optimize its electricity generation capacity and supply agreements. Our Energy Division also engages in commodity trading in accordance with detailed trading guidelines, strategies, specified markets, and preset limits. The face value of the E.ON Energie Group's commodity hedging transactions amounted to €12,242 million as of December 31, 2001. The market value of all commodity hedging transactions amounted to a loss of €35.6 million.

Consolidated assets, liabilities, and stockholders' equity	2001		pro forma 2000	
	€bn	%	€bn	%
Long-term assets	64.6	65	65.6	62
Short-term assets	34.4	35	40.6	38
Assets	**99.0**	**100**	**106.2**	**100**
Stockholders' equity	24.5	25	28.0	26
Minority interests	6.3	6	5.1	5
Long-term liabilities	44.6	45	40.8	38
Short-term liabilities	23.6	24	32.3	31
Liabilities and stockholders' equity	**99.0**	**100**	**106.2**	**100**

Asset and capital structure. In 2001, our portfolio measures, the share buyback program, the first-time reporting of discontinued operations (MEMC, VAW aluminium) led to a decline in long-term assets of €1.0 billion. With short-term assets also declining by €6.2 billion, total assets fell by €7.2 billion to €99.0 billion. The Company's equity ratio for 2001 decreased slightly to 25 percent compared with 26 percent in the previous year. This is because the increase in stockholders' equity was proportionally smaller than the increase in total assets.

Long-term liabilities rose €3.8 billion to €44.6 billion.

The following key figures underscore the E.ON Group's solid asset and capital structure through the end of 2001:

- Long-term assets are covered by stockholders' equity at 38 percent (2000: 43 percent).
- Long-term assets are covered by long-term capital at 117 percent (2000: 113 percent).

Standard & Poor's and Moody's have rated E.ON regularly since early 1995. As of December 31, 2001, Moody's and S&P gave E.ON's long-term bonds ratings of Aa2 and AA, respectively. E.ON's short-term bonds received ratings of P-1 and A-1+, respectively. These very good ratings underscore the Group's financial power.

Focus strategy reduces Group staff count. The E.ON Group employed 152,000 people at the end of 2001—a year-on-year decline of about 14,200 employees or 9 percent. The staff count for year-end 2001 and 2000 was adjusted for the roughly 6,600 employees of MEMC and the approximately 15,000 people working for VAW aluminium. In accordance with U.S. GAAP, these companies are reported under "Discontinued operations" in E.ON's Consolidated Financial Statements.

Energy's staff count rose by 15 percent to 39,560 due to the acquisition of Sydkraft, which added 6,300 employees, and of Hein gas, which added 1,300 employees. The acquisition of Laporte added about 2,000 employees to our Chemicals Division. Nevertheless, Chemicals' staff count declined by roughly 8,000 employees, or 13 percent, to 54,140 owing to asset sales in conjunction with Degussa's focus on its core specialty chemicals business. In addition, the disposal of Klöckner & Co (-11,400 employees) and ongoing restructuring measures at all our subsidiaries (-1,000 employees) led to a decrease in the number of Group employees.

Research and development expenditures increase. Expenditures on research and development (R&D) at the E.ON Group totaled €510 million (€573 million) in 2001.

E.ON Energie is actively involved in the refinement of technologies for the various stages of energy generation and distribution. These activities are aimed at making current systems even more efficient as well as promoting new and promising technologies.

In the area of distributed generation, demonstration projects are used to test and refine new technologies. We are performing scientific experiments on natural-gas-driven fuel cells of various sizes and, together with manufacturers and industrial partners, developing entirely new applications. At one industrial facility, for example, fuel cells not only produce heat and electricity, but the resulting CO_2 is channeled back into the production process. E.ON Energie also operates micropower units like fuel cells, Stirling engines, and micro gas turbines on an experimental basis.

Innovation helps cement competitive advantages and leading market positions. In conjunction with its focus on specialty chemicals, Degussa develops technically demanding system solutions for industrial customers. Degussa's R&D activities are market and customer driven.

In order to meet these demands, Degussa's R&D effort is decentralized. Its divisions are responsible for most R&D projects. This ensures that market knowledge and customer requirements flow directly and efficiently into the research process. An annual strategic review monitors the focus and status of Degussa's R&D activities.

Major events after the close of the financial year.

- In line with its focus strategy, in January 2002 E.ON sells its aluminum business to Norsk Hydro, Oslo. The sales price for VAW aluminium totals €3.1 billion. This figure includes financial liabilities and pension provisions amounting to €1.2 billion. The sale gives E.ON a tax-free gain of around €1.1 billion. The transaction is expected to be completed in the first quarter of 2002.

- In January 2002, E.ON Energie acquires 34 percent of Espoon Sähkö, the Finnish energy utility, achieving another milestone in its expansion in Scandinavia.

- E.ON resolutely continues the focus on its core energy business. In accordance with an agreement reached in summer 2001, BP acquires 51 percent of VEBA Oel in early February 2002 by way of a capital increase. In the wake of the capital increase, E.ON receives roughly €1.9 billion from BP in redeemed shareholder loans. Beginning on April 1, 2002, E.ON can exercise the put option to sell the Company's remaining 49 percent ownership interest to BP. Last summer, E.ON and BP priced the option at €2.8 billion plus purchase price adjustments. In consultation with BP, in January 2002 VEBA Oel agrees to sell its exploration and production business to Petro-Canada. The total purchase price amounts to approximately €2.4 billion, substantially exceeding original expectations. This transaction will increase the amount E.ON receives for exercising its put option by around €500 million for a total of roughly €3.3 billion.

- On February 19, 2002, E.ON AG applies to Germany's Minister of Economics and Technology for ministerial approval of its combination with Ruhrgas. The subject of the application is Gelsenberg AG's 25.5 percent interest in Ruhrgas. On March 5, 2002, E.ON also applies for ministerial approval of its acquisition of Bergemann GmbH, which holds 34.8 percent of Ruhrgas.

Risk management system and existing risks. The requirements of Germany's Control and Transparency in Business Act (KonTraG), which came into effect on May 1, 1998, include obliging the boards of management of publicly listed companies to establish risk management systems.

We use an integrated system embedded in our business procedures. The system includes our controlling processes, Group-wide guidelines, data processing systems, and regular reports to the Board of Management and Supervisory Board. The reliability of our risk management system is checked regularly by the internal audit and controlling departments of our Divisions and of E.ON AG as well as by our independent auditors.

In line with the uniform guidelines that apply to all Group companies, the documentation and evaluation of our system is regularly updated in the following steps:

1. Standardized identification and documentation of risks and control systems.
2. Evaluation of risks according to the degree of severity and the probability of occurrence, and assessment of the effectiveness of existing control systems.
3. Analysis of the results and structured disclosure in a detailed risk report.

The following important risk categories are found within the E.ON Group, and are thus also significant for E.ON AG.

- Operational risks: Our Energy and Chemicals Divisions in particular operate technologically complex production facilities. Operational failures or extended production downtimes could negatively impact our earnings. The following are among the significant measures we employ to address these risks:
  - Detailed operational and procedural guidelines
  - Employee training programs
  - Further refinement of our production procedures and technologies
  - Regular facility maintenance
  - Appropriate insurance coverage.

- Financial risks: During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks. The instruments used to hedge these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential currency fluctuation risks from short-term securities, but these are controlled and monitored by appropriate fund management.

- External risks: During the normal course of business, E.ON's subsidiaries are susceptible to market risks that are increased by ongoing globalization and keener competition. The liberalization of the European energy market exposes our Energy Division in particular to price and sales volume risks. Our ongoing cost-management restructuring measures and our active portfolio management help minimize these risks. We also counter market price fluctuations in power trading by utilizing derivative financing instruments. These instruments are subject to the stringent requirements of our internal trading guidelines.

The political, social, and legal environment in which the E.ON Group does business is a source of additional risks. For E.ON, the agreement with the German federal government on opting out of nuclear energy was of decisive importance. The main components of the agreement were included in the amendments to Germany's Nuclear Power Regulations Act. Germany's parliament *(Bundestag)* adopted the amended Act on December 14, 2001. The Act took effect in February 2002 when it was published in the *Bundesgesetzblatt*. It safeguards the operation of nuclear power plants from political interference and resolves issues related to waste disposal. In addition, the amended Nuclear Power Regulations Act increases the liability coverage requirement to roughly €2.5 billion.

The Renewable Energy Act (EEG), the new regulations to promote combined heat and power stations as well as possible political influence on the issue of network usage fees continue to be key issues for the Company. E.ON encourages active dialog with all groups involved in the decision-making process. We want to use our expertise to facilitate objective discussion of politically controversial topics and to play an active role in shaping our business environment.

Outlook. At the beginning of 2002, E.ON continued the rapid focus on its core energy business. As part of our extensive divestment program, we sold VAW aluminium to Norsk Hydro, Oslo.

Acquiring a majority interest in Sweden's Sydkraft has already made us Europe's largest investor-owned energy service provider. In addition, the planned takeover of Powergen, the U.K.-based energy utility, will give E.ON attractive positions in two of the world's major energy markets and will open the door to growth opportunities in the U.K. and, above all, in the U.S. This is the biggest acquisition in the Group's history, and it will lift E.ON into a new dimension both economically and strategically. We remain right on course to become one of the world's premier integrated energy service providers.

We are also attempting to obtain a majority interest in Ruhrgas. The combination of Ruhrgas and E.ON would significantly strengthen our ability to compete outside Germany. Competition has grown keener in the wake of the liberalization of German and European gas markets. We already have a solid position in natural gas distribution and marketing. By acquiring a majority position in Ruhrgas, our goal is to integrate Ruhrgas's import, storage, and regional distribution activities—areas in which Ruhrgas is Germany's market leader—with our current operations. Ruhrgas's gas sales volume totals 580 terawatt hours, giving it 12 percent of the European market.

Our planned investments for 2002 amount to €20.1 billion. Nearly 90 percent of this capital spending—€17.9 billion—is earmarked for our core energy business, almost three quarters of the latter sum for the acquisition of shares in Powergen and Ruhrgas. This figure does not include additional strategic growth initiatives, particularly in the U.S. Our Chemicals Division plans to invest €1 billion or 5 percent of the Group's total capital expenditures. Investments outside Germany are concentrated on the rest of Europe and on North America. Despite their extraordinary volume, investments in 2002 can be almost fully financed from cash flow and from funds freed up by the sale of non-core assets.

For 2002, we anticipate that power prices will continue to recover. Moreover, we expect earnings-enhancing effects from our stringent cost-management measures and from merger-related synergies. Overall, we expect that our Energy segment's 2002 internal operating profit will surpass the figure for 2001.

Our strategic goal is to continue expanding our electricity and natural gas businesses by means of acquisitions in and outside Germany. To this end, we are seeking to achieve a majority stake in Energie-Aktiengesellschaft Mitteldeutschland and in Espoon Sähkö, the Finnish energy utility.

Among our Other Activities, we anticipate that our Chemicals Division will, despite an uncertain business climate, post a slightly improved internal operating profit for full-year 2002 owing to the superb market positions it occupies in its core businesses.

We expect Viterra to report further improvements. We anticipate that Stinnes's 2002 results will be at least on par with the prior-year level.

The considerable uncertainty regarding the economic outlook makes it difficult at this time to issue a forecast for the E.ON Group in 2002.

We aim to further increase Group internal operating profit from the previous year's high figure. Group net income will markedly exceed the prior-year figure owing to planned divestments.

31



32


ARRI

E.ON shares are listed on all German stock exchanges, the Swiss Stock Exchange, and as American Depositary Receipts (ADRs) on the New York Stock Exchange.

Key figures per share

In €	2001	2000	+/- %
Year-end share price	58.18	64.80	-10
Results from continuing operations	3.87	4.74[1]	-18
Results from discontinued operations	-0.80	0.33[1]	-
Dividend	1.60	1.35	+19
Book value[2]	36.30	38.61	-6

[1] Pro forma.
[2] Does not include minority interests.

Year-end share price[1]

In € per share



62.58
51.12
48.45
64.80
58.18
60
40
1997
1998
1999
2000
2001

[1] Numbers for 1997-1999 refer to the former VEBA AG.

E.ON stock distinctly outperforms market in 2001. With the DAX index of Germany's top 30 blue chips down 19.8 percent on the year and the Euro Stoxx 50 index of premier European equities off 19.1 percent, E.ON stock distinctly outperformed German and European equity markets in an overall difficult market environment. E.ON's European peer index, the Stoxx Utilities, closed 8.05 percent lower on the year, roughly on par with E.ON's stock performance. But at €58.18, E.ON stock closed 2001 lower than its year-end 2000 quote of €64.80. Shareowners who reinvested their cash dividends saw the value of their E.ON portfolio decline by 8.1 percent in 2001.

E.ON share sustains double-digit long-term growth. Investors who purchased E.ON shares for €5,000 at the end of 1996 and reinvested their cash dividends saw the value of their investment rise to roughly €7,000 by the end of 2001. The 40.9 percent appreciation represents an annual increase of 7.1 percent. Europe's Stoxx Utilities index rose 12.8 percent per year over the same span. Between 1996 and 2001, Germany's DAX index advanced 12.3 percent annually. The Euro Stoxx 50 rose 17.4 percent each year on average. Measured against these German and European blue-chip indices, E.ON stock was a below-average performer.

The E.ON portfolio of long-term investors increased fourfold in value in the ten years since the end of 1991. At 15.0 percent, E.ON stock's average annual increase bested both German equities—the DAX index climbed 12.6 percent per year—and its European peer index, the Stoxx Utilities, which advanced 14.6 percent per year over the same period.

Dividends taxed for the first time using the half-income system. The introduction of the so-called half-income system *(Halbeinkünfteverfahren)* as part of Germany's Tax Relief Act has led to a paradigm shift in the way

E.ON ten-year share performance vs. stock indices


In %
E.ON
DAX
Euro Stoxx
Stoxx Utilities
600
500
400
300
200
100
0
-100
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

corporations and their shareowners are taxed. The basic corporate tax rate of 40 percent and the tax rate on distributed profits of 30 percent were both lowered to 25 percent. Shareowners no longer receive a tax credit for dividends that are paid out on or after January 1, 2002. Instead, private investors are only required to pay taxes on half the amount of their dividends. In general, corporations are not required to pay taxes on the dividends they receive.

Dividend increases to €1.60. At the 2002 Annual Shareholders Meeting, management will propose that the cash dividend for the 2001 financial year be increased 18.5 percent to €1.60 from the previous year's €1.35. Dividends have increased 10.5 percent per year over the last five years. The dividend yield is 2.75 percent based on the year-end closing price in 2001.

E.ON share buyback completed. In May 2000, the former VEBA AG's Annual Shareholders Meeting authorized management to repurchase Company shares until October 2001. Management was authorized to buy back 10 percent of the Company's capital stock.

E.ON share key figures[1]						
Per share		1997	1998	1999	2000	2001
Results from continuing operations	€	2.98	2.34	3.90	4.74	3.87
Results from discontinued operations	€	-	-	-	0.33	-0.80
Dividend	€	1.07	1.07	1.25	1.35	1.60
Including tax credit (through 2000)	€	1.53	1.53	1.79	1.93	-
Dividend declared	€m	534	540	849	972	1,100
12-month high	€	62.63	67.08	62.60	66.55	64.50
12-month low	€	44.89	41.36	41.60	41.01	46.91
Year end	€	62.58	51.12	48.45	64.80	58.18
Number of shares	million	497.2	502.8	502.8	763.3	692
Market capitalization	€bn	31.1	25.4	24.4	49.5	40.3
Book value[2]	€	22.78	23.40	36.09	38.61	36.30
Market-to-book-value ratio[3]	%	275	216	134	168	160
E.ON share trading volume[4]	€bn	102.6	22.2	21.1	28.6	38.3
DAX trading volume	€bn	1,953.9	667.5	755.5	1,179.9	1,025.7
E.ON's share of DAX value	%	5.3	3.3	2.8	2.4	3.7

[1] Figures up to 1999 refer to the former VEBA AG.
[2] Excluding minority interests.
[3] Year-end stock price expressed as a percentage of book value (excluding minority interests).
[4] All German stock exchanges (including XETRA); beginning in 1998, figures are order-book statistics and are thus not comparable with prior years.

At the Annual Shareholders Meeting of E.ON AG, shareowners voted to extend the authorization to October 31, 2002. In September 2000, E.ON's Board of Management moved to initiate the stock buyback program. By October 31, 2001, E.ON had repurchased some 76.3 million of its own shares or 10 percent of its capital stock. In December 2001, roughly 71.3 million of these shares were canceled, reducing the Company's capital stock from €1,985 million to €1,799 million. The number of shares in circulation shrank to 692 million. The approximately 5 million remaining repurchased shares will be used to cover E.ON's stock option program. When options are exercised, these shares will be sold on-market.

Importance of investor relations continues to grow. Market participants have a greater need for information when companies are making far-reaching strategic decisions or when the business environment is difficult. The principal goal of our investor relations activities is to communicate information quickly and comprehensively and to always be available for investors and analysts to help them evaluate the Company's economic situation and prospects for the future.

In addition to one-on-one meetings, we regularly conduct roadshows in and outside Germany during which we give presentations followed by Q&A sessions with institutional investors and analysts. In addition, we hold frequent telephone conferences.

The Internet represents another important way to communicate with capital markets. Private investors in particular increasingly turn to eon.com to obtain useful information about the Company as well as to watch live Webcasts of analyst conferences and portions of E.ON's Annual Shareholders Meetings.

We plan to further intensify our investor relations activities in 2002. We intend to hold even more presentations and roadshows in order to meet directly with as many people as possible who are interested in E.ON.



Daniel Libeskind. From early on, he was drawn to two art forms. He could have become a pianist with an eye for architecture or an architect with a gift for music making. But he focused on designing buildings and became one of the best in his profession.

Supervisory Board

Honorary Chairman
Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Dr. Klaus Liesen
Chairman of the Supervisory Board, Ruhrgas AG, Essen
Chairman

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board, Siemens AG, Munich

Ralf Blauth
Industrial Clerk,
Marl

Dr. Rolf-E. Breuer
Spokesman of the Board of Management, Deutsche Bank AG, Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG,
Düsseldorf

Wolf-Rüdiger Hinrichsen
Head of the Economic Affairs Department, E.ON AG,
Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association,
Düsseldorf

Dr. Jochen Holzer
Honorary Senator, former Chairman of the Supervisory Board, VIAG AG, Munich

Jan Kahmann
(since May 7, 2001)
Member of the Board, Unified Service Sector Union (ver.di),
Berlin

Dr. h.c. André Leysen
Chairman of the Administrative Board, Gevaert N.V.,
Mortsel

Herbert Mai
(until May 7, 2001)
Member of the Board of Management, Fraport AG,
Frankfurt am Main

Dagobert Millinghaus
Accounting and Administration Manager,
Mülheim an der Ruhr

Margret Mönig-Raane
Vice-Chairwoman of the Board, Unified Service Sector Union (ver.di), Berlin

Ulrich Otte
Systems Engineer,
Munich

Armin Schreiber
Electrical Engineer,
Grafenrheinfeld

Dr. Henning Schulte-Noelle
Chairman of the Board of Management, Allianz AG,
Munich

Kurt F. Viermetz
Retired Vice-Chairman and Director of the Board,
J.P. Morgan & Co., Inc.,
New York

Dr. Bernd W. Voss
Member of the Supervisory Board, Dresdner Bank AG,
Frankfurt am Main

Dr. Peter Weber
Director of the Legal Department, Degussa AG,
Marl

Kurt Weslowski
Chemical Worker,
Gelsenkirchen

Ulrich Hartmann
Born 1938 in Berlin
Member of the
Board of Management
since 1989
Chairman and co-CEO
Düsseldorf

Prof. Dr. Wilhelm Simson
Born 1938 in Cologne
Member of the
Board of Management
since 2000
Chairman and co-CEO
Düsseldorf

Dr. Hans Michael Gaul
Born 1942 in Düsseldorf
Member of the
Board of Management
since 1990
Controlling/Corporate Planning,
M&A, Legal Affairs
Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen
Member of the
Board of Management
since 1996
Human Resources, Infrastructure
and Services, Procurement,
Organization
Düsseldorf

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld
Member of the
Board of Management
since 2000
Finance, Accounting, Taxes, IT
Düsseldorf

Executive Vice Presidents
Kiran Bhojani, Düsseldorf
(since March 4, 2002)
Dr. Peter Blau, Düsseldorf
(since March 4, 2002)
Bernhard Gerstenberg, Düsseldorf
Gert von der Groeben, Düsseldorf
Ulrich Hüppe, Düsseldorf
Heinrich Montag, Düsseldorf
(since March 4, 2002)
Dr. Rolf Pohlig, Düsseldorf
Michael Söhlke, Düsseldorf
Hans Gisbert Ulmke, Düsseldorf


103
en years old. At ten he won the Indiana State junior
one of the world's premier violin art


THEATER
BASEL
THEATER
BASEL

… still be doing chemis… research and writing plays on the side. …
… became Artistic Director of the Theater Basel by focusing …

E.ON AG and Subsidiaries Consolidated Statements of Income			
€ in millions, except for per share amounts	Note	2001	2000
Sales	(33)	**79,664**	**80,279**
Petroleum and electricity tax		9,825	8,935
Sales, net of petroleum and electricity tax		69,839	71,344
Cost of goods sold and services provided	(5)	58,072	60,630
Gross profit from sales		**11,767**	**10,714**
Selling expenses		6,632	5,983
General and administrative expenses		2,639	2,645
Other operating income	(6)	4,510	7,514
Other operating expenses	(6)	3,798	3,102
Financial earnings, net	(7)	690	-75
Income from ordinary business activities		**3,898**	**6,423**
Income taxes	(8)	761	2,493
Minority interests	(9)	527	480
Income from continuing operations		**2,610**	**3,450**
Income/(loss) from discontinued operations	(4)	-536	120
Cumulative effect of a change in accounting principle, net		-26	-
Net income		**2,048**	**3,570**
Earnings per share	(11)		
from continuing operations		3.87	5.56
from discontinued operations		-0.80	0.19
from the first-time application of SFAS 133		-0.04	-
from net income		**3.03**	**5.75**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	Dec. 31, 2001	Dec. 31, 2000
Assets			
Intangible assets	(12)	10,458	9,714
Property, plant and equipment	(13)	34,286	28,844
Financial assets	(14)	15,297	24,782
Fixed assets		**60,041**	**63,340**
Inventories	(15)	4,997	7,166
Financial receivables and other assets	(16)	1,444	607
Operating receivables and other assets	(16)	17,803	24,133
Businesses held for sale	(4)	-	989
Liquid funds	(17)	12,144	8,501
Non-fixed assets		**36,388**	**41,396**
Deferred taxes	(8)	2,244	1,074
Prepaid expenses	(18)	373	405
Total assets (thereof short-term 2001: 34,383; 2000: 40,623)		**99,046**	**106,215**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	Dec. 31, 2001	Dec. 31, 2000
Liabilities and stockholders' equity			
Capital stock	(19)	1,799	1,985
Additional paid-in capital	(20)	11,402	11,402
Retained earnings	(21)	11,795	14,705
Accumulated other comprehensive income	(22)	-260	866
Treasury stock	(23)	-274	-925
Shareholders' equity		**24,462**	**28,033**
Minority interests	(24)	**6,362**	**5,123**
Provisions for pensions	(25)	8,748	8,736
Other	(26)	24,053	24,799
Accrued liabilities		**32,801**	**33,535**
Financial liabilities	(27)	16,089	19,128
Operating liabilities	(27)	14,024	16,792
Liabilities		**30,113**	**35,920**
Deferred taxes	(8)	4,492	2,720
Deferred income	(18)	816	884
Total liabilities *(thereof short-term 2001: 23,594; 2000: 32,238)*		***74,584***	***78,182***
Total liabilities and stockholders' equity		**99,046**	**106,215**

€ in millions	pro forma 1999	pro forma 2000	2001
Sales	69,745	88,858	79,664
Results from ordinary business activities	5,048[2]	6,498	3,898
Results from continuing operations	3,095[3]	3,440	2,610
Net income	**2,839**	**3,678**	**2,048**
EBITDA	8,564	8,041	8,626
EBIT	3,722	2,136	4,263
Internal operating profit	2,748	2,445	3,553
ROCE in %	8.9	10.1	10.3
Capital employed (annual average)	51,946	44,376	46,958
Results per share from continuing operations (in €)	3.90	4.74	3.87
Results per share from discontinued operations (in €)	-	0.33	-0.80
Dividend per share (in €)	1.25	1.35	1.60
Assets			
Long-term assets	60,169	65,592	64,663
Short-term assets	34,459	40,623	34,383
thereof: liquid funds	9,529	8,501	12,144
Total assets	94,628	106,215	99,046
Liabilities and stockholders' equity			
Stockholders' equity	26,293	28,033	24,462
thereof: capital stock	1,985	1,985	1,799
Minority interests	4,888	5,123	6,362
Long-term liabilities	41,478	40,821	44,628
thereof: provisions	28,683	27,940	26,564
thereof: financial liabilities	8,000	7,611	9,308
thereof: other liabilities	4,795	5,270	8,756
Short-term liabilities	21,969	32,238	23,594
thereof: provisions	8,371	8,315	6,237
thereof: financial liabilities	3,929	11,743	7,011
thereof: other liabilities	9,669	12,180	10,346
Total liabilities and stockholders' equity	94,628	106,215	99,046
Cash flow/investments			
Cash flow from continuing operations	4,866	3,413	3,907
Investments	11,045	14,380	7,931
Employees at year end	203,733	166,183	155,953
Financial ratios			
Equity ratio (in %)	27.8	26.4	24.7
Long-term assets as a percentage of property, plant, and equipment	120.8	112.7	116.7
Return on equity after taxes (in %)	11.2	13.5	7.8
Net financial position (liquid funds minus financial liabilities)	-2,400	-5,973	-613
Cash flow from continuing operations as a percentage of sales	7.0	3.8	4.9

[1]Includes MEMC and VAW aluminium.
[2]Net income before taxes.
[3]Net income after taxes.

Financial calendar

May 16, 2002	Interim Report: January-March 2002
May 28, 2002	Annual Shareholders Meeting
May 29, 2002	Dividend payment
August 14, 2002	Interim Report: January-June 2002
November 14, 2002	Interim Report: January-September 2002
March 6, 2003	Annual press and analysts conferences
April 30, 2003	Annual Shareholders Meeting

For more information
about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf

T +49 (211) 4579-367
F +49 (211) 4579-532
info@eon.com
www.eon.com

Only the German version of this Summary Annual Report is legally binding.

Art direction: KW43
Photography: Albrecht Fuchs
Production: Jung Produktion
Typesetting & lithography: Lettern Partners, Düsseldorf
Printing: Druckerei Bachem, Cologne



2001 Annual Report



Other Activities

International

Sydkraft AB
Malmö (Sweden) 60.8%

Graninge AB
Kramfors (Sweden) 36.3%

Espoon Sähkö Oy
Espoo (Finland) 34%

E.ON Benelux Generation N.V.
Voorburg (Netherlands) 100%

Dél-dunántúli Áramszolgáltató Részevénytársaság
Pécs (Hungary) 92.4%

Tiszántúli Áramszolgáltató RL
Debrecen (Hungary) 92.4%

Észak-dunántúli Áramszolgáltató Rt
Györ (Hungary) 27.7%

Watt AG
Zurich (Switzerland) 24.5%

BKW FMB Energie AG
Bern (Switzerland) 20.0%

Degussa AG
Düsseldorf
Stockholders' equity:
€3,717 million 64.6%

Degussa is Germany's third-largest chemicals company and the world's biggest specialty chemicals enterprise. Degussa's exacting quality standards, expertise, innovative edge, and relationship-focused approach to customers help the company maintain its leading positions across numerous market segments. Degussa is arrayed in six market-oriented divisions:

- Health & Nutrition
- Construction Chemicals
- Fine & Industrial Chemicals
- Performance Chemicals
- Coatings & Advanced Fillers
- Specialty Polymers

Viterra AG
Essen
Stockholders' equity:
€667 million 100%

Viterra is one of Germany's foremost real-estate service companies with core competencies in the areas of property development, management, billing services, and sales. Viterra is organized into four clearly focused business units:

- Residential Investment
- Residential Development
- Residential Services
- Commercial Real Estate

VEBA Oel AG
Gelsenkirchen 49%

VEBA Oel's operations encompass petroleum refining and petrochemicals as well as petroleum product retailing,

Stinnes AG
Mülheim an der Ruhr 65.4%

Stinnes's more than 1,200 facilities around the globe put it in the top tier of logistics enterprises.

VIAG Telecom Beteiligungs GmbH
Munich 100%

VIAG Telecom has an interest in ONE, the Austrian cellular phone company.

E.ON Telecom GmbH
Düsseldorf 100%

E.ON Telecom has a shareholding in France's Bouygues Telecom, a mobile phone operator.

E.ON AG: an overview

Energy

E.ON Energie AG
Munich
Stockholders' equity:
€4,879 million 100%

National

E.ON Kraftwerke GmbH Hanover	100%	Teag Thüringer Energie AG Erfurt	74.7%
E.ON Kernkraft GmbH Hanover	100%	Hein Gas Hamburger Gaswerke GmbH Hamburg	89.9%
E.ON Wasserkraft GmbH Landshut	100%	Pesag Aktiengesellschaft Paderborn	54.7%
E.ON Netz GmbH Bayreuth	100%	Energie-Aktiengesellschaft Mitteldeutschland EAM Kassel	46%
E.ON Sales & Trading GmbH Munich	100%	EWE Aktiengesellschaft Oldenburg	27.4%
E.ON Bayern AG Regensburg	97.2%	Elektrizitätswerk Minden-Ravensberg Herford	25.1%
Avacon AG Helmstedt	53.4%	Thüga AG Munich	62%
Schleswag Aktiengesellschaft Rendsburg	65.3%	E.ON Engineering GmbH Gelsenkirchen	100%
e.dis Energie Nord AG Fürstenwalde an der Spree	71.0%	Gelsenwasser AG Gelsenkirchen	80.5%

E.ON Energie is Europe's largest privately owned energy service provider. Via subsidiaries and shareholdings, E.ON Energie supplies some 25 million customers across Europe with electricity, natural gas, and water. With operations in 17 European countries, E.ON Energie has stakes in major energy companies in Scandinavia, the Netherlands, Hungary, the Czech Republic, Switzerland, Austria, Italy, Russia, the Baltic states, and Poland. It also has joint ventures in numerous other countries.

As of March 1, 2002

E.ON Group financial highlights

€ in millions	pro forma 2000	2001	+/- %
Sales	88,858	79,664	-10
Results from ordinary business activities	6,498	3,898	-40
Results from continuing operations	3,440	2,610	-24
Net income	3,678	2,048	-44
EBITDA	8,041	8,626	+7
EBIT	3,136	4,263	+36
Internal operating profit	2,445	3,553	+45
ROCE (in %)	10.1	10.3	+0.2[3]
Capital employed (annual average)	44,376	46,958	+6
Return on equity after taxes[2] (in %)	13.5	7.8	-5.7[3]
Investments	14,380	7,931	-45
Cash flow from continuing operations	3,413	3,907	+14
Stockholders' equity	28,033	24,462	-13
Total assets	106,215	99,046	-7
Employees at year end	166,183	151,953	-9
Per share in €			
Results from continuing operations	4.74	3.87	-18
Results from discontinued operations	0.33	-0.80	-
Dividend	1.35	1.60	+19
Dividend including tax credit	1.93	-	-
Stockholders' equity[4]	38.61	36.30	-6

[1]Pro-forma figures for 2000 are shown in accordance with U.S. GAAP and depict the E.ON Group as if the VEBA-VIAG merger had been consummated as of January 1, 2000.
[2]Net income (excluding minority interests) ÷ annual average stockholders' equity (excluding minority interests).
[3]Difference in percentage points.
[4]Excluding minority interests.

E.ON Group by Division

€ in millions	Energy	Chemicals	Oil	Real Estate	Tele-communi-cations	Distri-bution/ Logistics	Other/ consoli-dation	Total
Sales	18,449	17,398	26,899	1,291	556	15,583	-512	79,664
EBITDA	4,028	2,105	1,185	470	62	720	56	8,626
EBIT	2,039	885	617	336	-85	421	50	4,263
Internal operating profit	1,971	541	432	245	-148	299	213	3,553
ROCE (in %)	12.0	9.2	14.0	11.8	-6.2	12.5	-	10.3
Capital employed (annual average)	19,013	12,192	4,808	2,899	1,294	3,858	2,894	46,958
Cash flow from continuing operations	2,792	881	686	57	-1,356	580	267	3,907
Investments	4,027	2,093	659	171	243	315	423	7,931
Employees at year end	39,560	54,140	7,586	5,735	1,612	42,714	606	151,953

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Contents

You might be asking yourself what Marion Jones and Bud Spencer are doing in E.ON's Annual Report. A fair question. The answer is simple: they and the other people featured in our report have something in common. At a defining moment in their lives, they applied their talent and their energy toward a clear goal. They their lives on a single activity—and by doing so have achieved extraordinary success.

These individuals have pursued a strategy that, in a number of ways, is similar to E.ON's. Entrepreneurial and personal decisions are motivated by many of the same desires and aspirations. And though corporate strategy may be steered by decision trees more than it is by emotions, trying to do many different things at the same time is like juggling balls and spinning plates. For companies and for individuals. But concentrate on one goal, and there's no limit to what you can achieve.

E.ON is focusing all its energies on becoming one of the world's leading energy service providers.



Ulrich Hartmann and Prof. Dr. Wilhelm Simson

Letter to our shareowners

Dear shareowners:

Since January 1, 2002, the people of twelve European countries have had a common currency. The euro's debut has given new impetus to the process of European integration. More than ever before, we think and act in international terms. The markets we operate in—including our energy business—no longer have national boundaries.

E.ON responded to this trend early on with the merger of VEBA and VIAG. Our acquisition last year of a majority interest in Sweden's Sydkraft made E.ON Europe's largest investor-owned energy service provider. Now we're striving for a leading global position. We made substantial progress toward achieving this goal in the 2001 financial year.

The takeover of U.K.-based Powergen that we initiated early last spring is the Group's largest-ever acquisition and adds a new and global dimension to our electricity business. The planned acquisition of a majority interest in Ruhrgas creates a platform for international growth in our natural gas operations.

We know that we'll only be able to achieve the ambitious goals we've set for our utility business if we focus our energies. That's why we're moving systematically forward with our focus strategy.

2001 was an outstanding year for E.ON, from a strategic as well as an operational perspective. In terms of operating earnings, we markedly surpassed the previous year's all-time high. Internal operating profit was up 45 percent to €3.6 billion. Of equal importance was the fact that our core energy business posted double-digit earnings growth for the first time since the declines brought on by energy market liberalization.

Your company's solid performance is also reflected in our proposed dividend. At the Annual Shareholders Meeting, management will recommend the payment of a cash dividend of €1.60—19 percent more than in the prior year.

New shores, new opportunities. The acquisition of Powergen would make E.ON the world's second-largest energy service provider in terms of power supplied and number of customers. It would enable us to obtain a leading position in the U.K.'s attractive power sector. Moreover, Powergen's LG&E subsidiary would open the door to new growth opportunities in the United States, the world's largest energy market.

For the most part, the necessary approval processes have been completed. Two requirements must be met before we can complete the takeover. First, we still need the go-ahead from the Securities and Exchange Commission in order to enter America's regulated utility sector. Second, Powergen's stockholders will soon be voting on the combination with E.ON at an extraordinary shareholders meeting. Under British takeover law, their approval would allow us to acquire 100 percent of Powergen's shares in a single transaction.

Expanding operations in Europe's growing natural gas market. Natural gas plays an increasingly important role in the world's energy markets. Acquiring a substantial shareholding in Ruhrgas, Germany's leading natural gas transport company, would enable us to establish a formidable position in Europe's gas market.

The German Federal Cartel Office prohibited our acquisition of a majority interest in Ruhrgas. We believe that its market and competitive analysis is too narrow in scope and ignores the dynamic developments in Europe's highly competitive gas sector. Moreover, a combination of Ruhrgas and E.ON makes good economic and energy-policy sense for a number of reasons.

Belonging to the E.ON Group would enhance Ruhrgas's ability to compete in international markets. In view of Germany's growing dependence on natural gas imports, the combination with Ruhrgas is of extraordinary significance for safeguarding the country's long-term energy supply. Access to a secure and economically priced supply of natural gas would help to safeguard valued-added processes and jobs in Germany. Finally, Germany has ambitious climate-policy goals that can only be achieved by increasing the country's use of natural gas.

We're convinced that the combination's macroeconomic benefits offset any possible antitrust concerns. We have therefore applied to the Ministry of Economics and Technology for ministerial approval.

Sharpening our focus. E.ON has embarked on a fundamental change process on an unprecedented scale. We're divesting large parts of our portfolio and sharpening our focus to become a pure-play energy service provider.

Early last year, we sold our VIAG Interkom shareholding to British Telecom. Another step was the sale of Klöckner & Co, our materials trading subsidiary, to Balli Group of the U.K. In October, we divested our interest in MEMC, ending our involvement in the highly cyclical semiconductor and silicon wafer sector.

In early 2002, we sold VAW aluminium to Norway's Norsk Hydro. The combination created Europe's leading aluminum manufacturer and the number three in the world. The sale of VEBA Oel to BP ranks among our biggest-ever divestments. In BP, we have found a partner who can offer excellent prospects for the future to our Oil Division and its Aral subsidiary, Germany's premier service station brand.

We will divest our Stinnes stake as well as our remaining telecommunications interests in France and Austria in the near term. Over the medium term, we will also completely divest Viterra and Degussa. Until they are sold, we will continue to optimize the value of our non-core activities.

Our divestment program has freed up substantial funds to fuel the expansion of our energy operations. Since the VEBA-VIAG merger was announced, we have had proceeds from asset sales totaling €27 billion. We expect to have proceeds in the double-digit billion range from our remaining disposals. We also have access to considerable debt financing. This means that even after the acquisition of Powergen and Ruhrgas, we will have the flexibility we need to execute further growth initiatives in our core energy business.

Internal operating profit up sharply. Your company substantially increased its earnings strength last year. Internal operating profit climbed to €3,553 million—45 percent above the previous year's all-time high. This performance results primarily from successful portfolio-slimming in telecommunications and earnings growth at E.ON Energie, VEBA Oel, Viterra, and Stinnes.

Letter to our shareowners

E.ON Energie's internal operating profit is on the rise again—up 14 percent year-on-year to nearly €2.0 billion. Markedly higher sales, efficiency improvements, and the first-time consolidation of Sydkraft contributed to the increase. This positive development confirms the success of our merger and the solid potential of the energy supply business.

At €1.5 billion, internal operating profit at our Other Activities was 51 percent higher than the prior-year figure.

As anticipated, consolidated net income was markedly below the prior-year figure, decreasing to €2.0 billion. The decline is owing to the fact that the previous year includes the exceptionally high gains from the divestment of our telecoms shareholdings in E-Plus and Cablecom. In part owing to the tax reduction on capital gains from disposals that took effect on January 1, 2002, we did not have any comparable divestments in the year under review.

Dividend increases 19 percent. Our goal is to create value for you, our shareowners. At E.ON, that's not an empty phrase. In a difficult year for equities, your E.ON shares distinctly outperformed the DAX 30 index of top German blue chips and the Euro Stoxx 50 index.

Our dividend proposal is equally impressive. At the Annual Shareholders Meeting, the Board of Management and the Supervisory Board will propose the payment of a cash dividend of €1.60—19 percent higher than last year. We think that's a respectable rate of increase for what was, from a macro-economic standpoint, a lackluster year.

In October, we completed Germany's largest-ever share buyback program. Within a single year, we repurchased and canceled 76.3 million E.ON shares—10 percent of the Company's capital stock. Reducing the equity share of total capital substantially improves E.ON's capital structure. It simultaneously reduces our average cost of capital and increases return on equity and earnings per share, making E.ON even more attractive for investors.

Employees show outstanding commitment. The fundamental restructuring of the E.ON Group presents employees with special challenges. We are certain that you, our shareowners, agree that our employees deserve our recognition for their hard work and commitment. We would like to take this opportunity to thank our employees for their superb work. The even-handed and constructive fashion in which our employee representatives approach their responsibilities is further evidence that E.ON's tradition of social partnership continues even in times of major change.

We would like to express our sincere thanks to the employees who have left or will be leaving the Group in the wake of divestments. We realize that becoming part of a new organization isn't always easy. With their energy and skills, however, the employees of these companies can look forward to a successful future.

Pragmatic solution in energy policy. As an energy service provider, we're keenly aware of our responsibilities toward the environment and future generations. We are not opposed to reasonable environmental and climate protection policies. In fact, we are actively involved in the German energy industry's voluntary climate-policy commitment.

Last year, we reached an agreement with the German federal government on the future use of nuclear energy. We view the agreement as a pragmatic compromise. It sets limits for power plant operating lifetimes that are justifiable from a business standpoint. In return, it ensures the unhindered operation of our generation assets. We continue, however, to be convinced that nuclear energy can play a key role in supplying safe, economical, and environmentally sound energy.

We eagerly support the European Commission's proposal that electricity and gas markets be fully liberalized by 2005. A common, open market for electricity and gas must be a level playing field in order to avoid competitive distortions among EU member states.

Germany has one of Europe's most fiercely contested electricity markets. Since the beginning of liberalization, a significant number of new entrants have established themselves. Roughly one fourth of the electricity customers in Germany receive their power from foreign suppliers. Germany's transmission network access scheme, which is the result of a voluntary agreement among network operators, has made an important contribution to this success. Solutions that reflect the realities of the electricity industry are more likely to foster competition than is a new bureaucracy.

We are particularly proud of a special kind of pragmatic solution that we reached in the year 2001. As part of our public-private partnership with the City of Düsseldorf, we combined the renovation of a historic museum complex with the construction of our new headquarters, giving a three-dimensional form to our arts and culture sponsorship program. We made a conscious choice to pursue this novel symbiosis of art and commerce. We're convinced that new energy is created in people's minds. To achieve ambitious goals, you have to cross boundaries. The world is growing closer together. This process expands our horizons and creates new opportunities.

We can assure you that E.ON will seize these opportunities decisively and deliver value to you, our shareowners.

Sincerely yours,

U. Hartmann W. Simson

Ulrich Hartmann Prof. Dr. Wilhelm Simson

Board of Management



Ulrich Hartmann
Born 1938 in Berlin
Member of the Board of Management
since 1989
Chairman and co-CEO
Düsseldorf

Prof. Dr. Wilhelm Simson
Born 1938 in Cologne
Member of the Board of Management
since 2000
Chairman and co-CEO
Düsseldorf



Dr. Hans Michael Gaul
Born 1942 in Düsseldorf
Member of the Board of Management since 1990
Controlling/Corporate Planning, M&A, Legal Affairs
Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen
Member of the Board of Management since 1996
Human Resources, Infrastructure and Services, Procurement, Organization
Düsseldorf

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld
Member of the Board of Management since 2000
Finance, Accounting, Taxes, IT
Düsseldorf

Executive Vice Presidents
Kiran Bhojani, Düsseldorf (since March 4, 2002)
Dr. Peter Blau, Düsseldorf (since March 4, 2002)
Bernhard Gerstenberg, Düsseldorf
Gert von der Groeben, Düsseldorf
Ulrich Hüppe, Düsseldorf
Heinrich Montag, Düsseldorf (since March 4, 2002)
Dr. Rolf Pohlig, Düsseldorf
Michael Söhlke, Düsseldorf
Hans Gisbert Ulmke, Düsseldorf

Report of the Supervisory Board



Dr. Klaus Liesen
Chairman of the
Supervisory Board

The Supervisory Board monitored and advised management during the 2001 financial year. Management regularly provided us with oral and written reports about the progress of business and the financial status of the Company.

The Supervisory Board met a total of six times during the 2001 financial year. Between meetings, the Board of Management provided the Supervisory Board with written reports on major business transactions of key importance to the Company. Furthermore, the Supervisory Board's Executive Committee received oral reports by the Board of Management and discussed them in depth at six sessions. The Chairman of the Supervisory Board was informed on an ongoing basis about all major business transactions as well as the development of key financial figures.

At its meetings the Supervisory Board dealt intensively with the systematic expansion of E.ON's core energy business as well as the complete divestment of all non-core assets as part of the Company's Focus & Growth strategy.

- We thoroughly debated the planned acquisition of Powergen, the British energy utility, and LG&E Energy, its U.S. subsidiary headquartered in Kentucky. The Board of Management presented us with detailed information about the strategic goals and the consequences of this significant growth initiative, in particular about the development and regulatory environment in the U.S., the world's largest energy market. The Supervisory Board was continually informed about the status of the various regulatory approval processes required for the acquisition in Great Britain, the U.S., and at the European Commission.

- The agreement between E.ON and BP on the fundamental restructuring of their respective oil and gas operations in Germany formed another key topic of our discussions. In this regard, we thoroughly debated the perspectives for VEBA Oel's further development as part of the BP group as well as the strategic opportunities of the planned acquisition of BP's Gelsenberg subsidiary, which holds 25.5 percent of Ruhrgas. In view of the dynamic changes in Europe's natural gas sector, the Supervisory Board comprehensively discussed further measures aimed at giving E.ON a majority interest in Ruhrgas, which would substantially strengthen the Company's international position in its core gas business.

61

- The systematic continuation of the Company's divestment program in line with the focus on its core energy business was thoroughly discussed. The Supervisory Board comprehensively debated the sale of E.ON's shareholding in MEMC, the silicon wafer manufacturer, to Texas Pacific Group, a financial investment company headquartered in San Francisco; the sale of Klöckner & Co to London-based Balli Group; and the planned sale of VAW aluminium to Norsk Hydro, Oslo.

- At a special meeting we dealt in depth with the German federal government's proposed amendments to the Nuclear Power Regulations Act in light of the agreement on nuclear energy.

Other subjects that the Supervisory Board dealt with in detail were developments in German energy policy; strategic and operating developments at the Chemicals Division; the financial situation of the major Group companies; and investment, financing, and personnel planning for 2002 through 2004.

The Board of Management regularly informed us about the use and scope of derivative financial instruments. In addition, we thoroughly discussed the use of repurchased E.ON AG shares and agreed with management's decision to cancel the great majority of shares acquired as part of the Company's share buyback program.

PwC Deutsche Revision Wirtschaftsprüfungsgesellschaft, Düsseldorf, the independent auditors approved by the Annual Shareholders Meeting and appointed by the Supervisory Board, audited the Financial Statements of E.ON AG and the Consolidated Financial Statements as of December 31, 2001, as well as the combined Review of Operations, and submitted an unqualified opinion thereon. The auditors also reviewed and delivered an audit opinion on the Consolidated Financial Statements compiled in accordance with U.S. GAAP. The Consolidated Financial Statements are supplemented by the requisite commentary in compliance with Article 292a of Germany's Commercial Code. The Consolidated Financial Statements compiled under U.S. GAAP exempt the Company from the requirement to release Consolidated Financial Statements in accordance with German GAAP. Furthermore, the auditors examined E.ON AG's early risk detection system. This examination revealed that the system is fulfilling its tasks. All members of the Supervisory Board received the Financial Statements, the Review of Operations, and the Auditor's Reports. The Supervisory Board's Executive Committee and the Supervisory Board itself at its meeting to approve the Financial Statements also reviewed these documents in detail with the auditors present.

We examined the Financial Statements of E.ON AG, the Review of Operations, and the Board of Management's proposal regarding the appropriation of net income available for distribution and agreed to these without any objections. We approved the Auditor's Report.

We approved the Financial Statements of E.ON AG prepared by the Board of Management and the Consolidated Financial Statements. The Financial Statements are thus adopted. We approved the Consolidated Financial Statements. We agree with the Report of the Board of Management and, in particular, with its statements concerning the Company's future development.

We agree with the Board of Management's proposal for appropriating net income available for distribution, which includes a cash dividend payment of €1.60 per share.

On January 26, 2002, Professor Dr. Kurt Hansen, a former Supervisory Board member, passed away at the age of 92. Professor Hansen was a member of VEBA AG's Supervisory Board from 1971 through 1979. With his international experience and wise counsel, he made a decisive contribution to our Group during the dynamic phase of its development following the first partial privatization in 1966. We will honor his memory.

Effective May 7, 2001, Herbert Mai resigned his mandate as a member of the Supervisory Board. The Supervisory Board would like to take this opportunity to again thank Mr. Mai for his fine work and his constructive approach to his responsibilities.

A court appointed Jan Kahmann to succeed Mr. Mai as an employee representative member of the Supervisory Board.

The Supervisory Board wishes to thank the Board of Management, the Works Councils as well as all the employees of E.ON AG and its affiliated companies for their dedication and hard work.

Düsseldorf
March 20, 2002
The Supervisory Board



Dr. Klaus Liesen
Chairman

Supervisory Board

Honorary Chairman
Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Dr. Klaus Liesen
Chairman of the Supervisory Board, Ruhrgas AG, Essen
Chairman

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board, Siemens AG, Munich

Ralf Blauth
Industrial Clerk,
Marl

Dr. Rolf-E. Breuer
Spokesman of the Board of Management, Deutsche Bank AG, Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG,
Düsseldorf

Wolf-Rüdiger Hinrichsen
Head of the Economic Affairs Department, E.ON AG,
Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association,
Düsseldorf

Dr. Jochen Holzer
Honorary Senator, former Chairman of the Supervisory Board, VIAG AG, Munich

Jan Kahmann
(since May 7, 2001)
Member of the Board, Unified Service Sector Union (ver.di),
Berlin

Dr. h.c. André Leysen
Chairman of the Administrative Board, Gevaert N.V.,
Mortsel

Herbert Mai
(until May 7, 2001)
Member of the Board of Management, Fraport AG,
Frankfurt am Main

Dagobert Millinghaus
Accounting and Administration Manager,
Mülheim an der Ruhr

Margret Mönig-Raane
Vice-Chairwoman of the Board, Unified Service Sector Union (ver.di), Berlin

Ulrich Otte
Systems Engineer,
Munich

Armin Schreiber
Electrical Engineer,
Grafenrheinfeld

Dr. Henning Schulte-Noelle
Chairman of the Board of Management, Allianz AG,
Munich

Kurt F. Viermetz
Retired Vice-Chairman and Director of the Board,
J.P. Morgan & Co., Inc.,
New York

Dr. Bernd W. Voss
Member of the Supervisory Board, Dresdner Bank AG,
Frankfurt am Main

Dr. Peter Weber
Director of the Legal Department,
Degussa AG,
Marl

Kurt Weslowski
Chemical Worker,
Gelsenkirchen

63

January

- E.ON exercises the put option to sell its 45 percent interest in VIAG Interkom to British Telecom (BT). E.ON concluded the option agreement with BT in August 2000.

February

- The merger of Degussa-Hüls and SKW Trostberg that created the new Degussa becomes official when it is entered into the Commercial Register.

March

- Degussa acquires Laporte, the U.K.-based specialty chemicals enterprise. In January, Degussa-Hüls and SKW Trostberg tendered a cash offer of £6.97 per share to Laporte's stockholders.

April

- E.ON tenders a preconditional takeover offer of £7.65 (€12.19) per share to the stockholders of Powergen, the British energy company. The purchase price for 100 percent of Powergen's capital stock amounts to €8.2 billion. The British utility's enterprise value totals €15.3 billion including liabilities. The acquisition of Powergen would make E.ON the world's second-largest energy service provider in terms of power supplied and total customers. LG&E, Powergen's Kentucky-based subsidiary, would give E.ON access to new growth opportunities in the U.S., the world's biggest energy market.
- E.ON Energie successfully completes the takeover offer to Sydkraft's minority stockholders and increases its stake to 60.8 percent of Sydkraft's capital stock and 65.8 percent of the Swedish utility's voting rights.

May

- E.ON Energie transfers ownership of its 49 percent stake in Bewag, the Berlin-based electric company, to Hamburgische Electricitäts-Werke (HEW). The move also fulfills a commitment made to the EU Commission during the VEBA-VIAG merger control process.

July

- E.ON and BP reach an agreement to restructure their oil and gas activities in Germany. The agreement calls for E.ON to acquire 51 percent of Gelsenberg, a BP subsidiary, as part of a capital increase. Gelsenberg holds 25.5 percent of Ruhrgas. BP has the option to sell its remaining 49 percent interest in Gelsenberg to E.ON. BP is to acquire 51 percent of VEBA Oel, also by means of a capital increase. E.ON has the right to exercise a put option to sell its remaining 49 percent stake in VEBA Oel to BP.

August

- E.ON sells Klöckner & Co, its wholly owned steel-trading subsidiary, to Balli Group of London. The divestment of Klöckner & Co marks a further milestone in E.ON's focus on its core energy business.

September

- E.ON Energie reaches an agreement with the City Council of Espoo to acquire a 34 percent interest in Espoon Sähkö, the Finnish energy utility, for roughly €160 million or €30 per share. After the purchase is completed, E.ON Energie will tender a takeover offer to the Finnish utility's minority shareholders who hold a total of 32 percent of its stock. In addition, the City of Espoo has the option to sell its remaining 34 percent stake to E.ON Energie for €33 per share.

October

- E.ON completes Germany's largest-ever share buyback program. E.ON purchased a total of roughly 76.3 million of its own shares—10 percent of its capital stock—for around €4.5 billion.

November

- E.ON submits to Germany's Federal Cartel Office for the acquisition of a majority shareholding in Ruhrgas. The Company reaches agreement with Vodafone, ThyssenKrupp, and RWE to acquire their respective shares in Bergemann GmbH, which holds 34.8 percent of Ruhrgas.
- E.ON sells its 71.8 percent shareholding in the silicon wafer manufacturer MEMC of St. Peters, Missouri, including shareholder loans, to San Francisco-based TPG, a financial investor.



EXIT

Sharpening the focus

In the hundred-meter dash, it isn't very far from the starting blocks to the finish line. But whoever wants to cross it first, must travel a long road—and perhaps even make a few detours along the way. It isn't very far from the ground to the podium, either. But people who earn the right to stand atop the podium, to have a gold medal draped around their neck, and to hear their national anthem played know that it took more than just two quick steps to get there. They also know that the fastest way to the top isn't necessarily the most direct.

Track and field athlete Marion Jones stood on top of the podium three times at the Olympic Games in Sydney. She came very close to two more victories. It was in a sense perfectly logical that she had made it so far. Yet her life could have taken a very different turn. For though Marion Jones had always been good at running and jumping, she didn't know precisely which direction these talents would take her. And so as a teenager, she didn't just sprint down the track and leap into the sandpit, she also ran up and down the basketball court and jumped for rebounds. In college, she was on an NCAA championship basketball team. So it wasn't easy for her to give up the sport. But her performance soared when she began to all her energies on track and field. Three years later, she was the fastest woman on the planet and one of the world's top long jumpers. She never played basketball competitively again.

The story of architect Daniel Libeskind began much differently and, like Marion Jones's, is far from being over. Yet something similar happened to Libeskind. He studied classical music, first in Israel and later in New York. He was soon recognized as a gifted young composer, and gave a solo piano recital at Carnegie Hall. A brilliant future awaited him as a musician. Until he realized that it wasn't his future.

Libeskind explains that he didn't suddenly decide to stop playing the piano. Rather, his interest in the visual arts and architecture developed alongside his music-making. It was like adjusting the on a camera: the background gradually became more vague as the foreground increased in clarity. For Libeskind, there came a moment when architecture was in perfect and music only somewhere in the background.

Libeskind says he no longer plays the piano. The former virtuoso gets little satisfaction from making music as a hobby. Yet music has influenced his architectural designs. Architecture has been called "frozen music," a metaphor that is particularly apt for Libeskind's buildings. The three-dimensional dissonance of his Jewish Museum in Berlin is powerful enough to be heard clearly by anyone who stands in front of it. Inside the museum, one realizes that the acoustic effect of its spaces is just as powerful as their visual impact. In the days when cavernous cathedrals were being erected across Europe, it was essential for an architect to have a good ear as well as a trained eye. Libeskind is an exception among contemporary architects. He designs buildings that can be heard.

Bud Spencer
Sönke Wortmann

Joshua Bell

There are other people with similar stories. There's Bud Spencer, who was an Olympic swimmer, a lawyer, and a successful factory manager before he his life on motion pictures. There's Michael Schindhelm, who was a renowned scientist before he decided to devote his life to the theater and to writing. There's Sönke Wortmann, who played professional soccer in Germany's second division (roughly equivalent to minor-league baseball in America) before he became one of the country's major-league film directors. There's Joshua Bell, who was a multitalented child prodigy—giving public concerts on the violin and winning a state junior tennis championship—before he chose Carnegie Hall over Wimbledon and Flushing Meadows. With so many talents, these individuals probably all had a positive—if somewhat unfocused—self-image. But it was not until they concentrated on their most profound talent that the image came sharply into and the path to success became clear.

Does it always work this way? Almost anyone can come up with a counter-example or two: Leonardo da Vinci, Frederick the Great (who not only ruled Prussia, but composed music), Johann Wolfgang von Goethe (who in addition to being a poet, dramatist, and novelist was also a government official), and, to mention a contemporary, Günter Grass (who not only received the Nobel Prize for literature, but is also a respected graphic artist).






7B
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Leonardo da Vinci was indeed a genius. But he was a genius from the standpoint and under the conditions of a world that existed five centuries ago. If Frederick the Great had never composed a flute concerto, the world would be no more the poorer than if Goethe had delegated his public duties to someone else. And though the Nobel Prize is something like the world's supreme recognition of literary achievement, Günter Grass received it for his early novels. Who knows, perhaps his subsequent works would have been better if he had his creative energies exclusively on writing.

In our world—which needs specialists and experts as much as it does people who can see the big picture—to be born multitalented isn't only a blessing. It's also a challenge. That's the problem gifted children face: at some point, they have to decide which path to take. And if their decision doesn't lead them to success, then it's probably better not to have had exceptional talent at all. At least that way they know they have to rely solely on their diligence and determination.

Michael Schindhelm, author and artistic director of the Theater Basel, one of the most renowned stages for German-language drama, took perhaps the widest detour before arriving where he is today. He studied quantum chemistry, and because he was born in the former East Germany, he went to Russia instead of America for his advanced training. It was in a place as distant from Germany as it was from a preoccupation with language, where, surrounded by numbers, equations, lab equipment, and Russian-speakers, Schindhelm finally discovered his passion for the German language—perhaps precisely because he was so far away from it.

That's probably the profound advantage that people have who ultimately on one path among several over people who became what they are by default, people who never had other options. People who consciously choose the path their life takes know both sides of their career, their job, their specialty. They know it from the inside and from the outside. That sounds more obvious than it is. Because you actually don't notice how narrow-minded you are—and you don't notice how narrow-minded other people are—until you step outside of your own sphere of activity. The world is full of people whose entire life revolves around an insurance office, a television newsroom, or a city planning bureau. The world is full of people whose perspective doesn't extend beyond their own backyard. And people who have a narrow outlook are just as likely to miss opportunities as they are to underestimate risks. Only people who have the ability to view themselves from the outside really know exactly where they are.

So an architect who sees buildings and spaces from a musician's perspective has the same advantage over another architect who doesn't know about anything besides architecture as an actor who went to the movies as a lawyer has over an actor who has only been an actor. If one of the essential characteristics of art is that it calls its objects—and itself—radically into question, then the best artists will be those who have called their own lives radically into question and decided to on one talent among many. And if one extends this observation to other creative activities, then it also applies to commercial enterprises.

Director Sönke Wortmann was a professional soccer player before, after several years of dabbling with photography, he applied for admission to the Munich Academy of Film and Television. What now seems like a logical choice was at the time a fairly risky move. It may be true that Wortmann also gave up soccer because he realized that he would never play for one of Germany's top teams. But how could he have known that he would one day direct top box-office hits?

The answer is both simple and complicated. He couldn't have known. And that's precisely why he succeeded. He was prepared to take the risk. Making a conscious decision gave him an edge—at least as far as ambition and determination go—over people who never wasted much thought on their other options. At a certain point, Wortmann focused his life on a single goal. Sharpening his on the future, on his career, and on success enabled him to achieve greater clarity than people who view their lives through a camera equipped with an automatic

To conclude, imagine Marion Jones winning the hundred meters. She's poised in the blocks. When the starter's gun cracks, the energy that propels her forward doesn't just come from her muscles und from the resistance of the piece of metal she pushes off from. At least as much of her strength comes from the fact that she has a better idea of why she's doing what she's doing than her opponents do. And then they're all racing down the track. But Marion Jones isn't thinking about her legs or about the ground that her feet only briefly touch. She's on the finish line, which she sees more clearly than the other runners. That's why she isn't so much sprinting as she is hurtling toward it. And why she crosses it first.

Claudius Seidl is Editor of the Arts & Culture section of Germany's *Frankfurter Allgemeine Sonntagszeitung.*


THEATER
BASEL
THEATER
BASEL




CYBEX

Marion Jones. If you're the top high school track athlete and the top basketball player in your state, you might consider a career in both sports. After her three Olympic gold medals, few would question why Marion Jones chose to focus on track and field.

Review of operations

- Focus on core energy business accelerated
- Divestment program systematically continued
- Internal operating profit up sharply
- As anticipated, consolidated net income declines substantially year-on-year
- E.ON aims for renewed increase in internal operating profit for 2002

2001 financial year of decisive importance for E.ON Group's future structure. The 2001 financial year was of decisive importance for the E.ON Group's future structure and development. We made significant progress toward our goal of becoming one of the world's leading energy service providers. In line with our strategy, we laid the groundwork for the future in a number of important ways. Two prominent examples are the planned takeover of Powergen, the U.K.-based energy company, and the reorganization of our oil and gas activities. E.ON intends to focus exclusively on its core energy business and is moving forward systematically to expand its electricity and natural gas operations.

In April 2001, we made Powergen's stockholders a preconditional takeover offer. The acquisition of Powergen would make E.ON the world's second-largest energy service provider in terms of power supplied and total customers. LG&E, Powergen's Kentucky-based subsidiary, would give E.ON access to new growth opportunities in the U.S., the world's biggest energy market.

Powergen's principal operations are divided about equally between the U.K. and the U.S. The company is one of the U.K.'s leading energy utilities. In 2001, Powergen's more than 6,000 employees generated sales of over €6 billion and operating earnings of roughly €880 million. Like E.ON, Powergen is fully integrated and holds leading market positions along the entire value chain. LG&E, Powergen's wholly owned U.S. subsidiary, is of key importance to us. LG&E operates primarily in Kentucky, employs some 4,000 people, and reported sales of approximately €2.6 billion and operating earnings of about €570 million in the year 2001.

The deal has been given the green light by the U.S. Federal Energy Regulatory Commission, state regulators, and has also received the necessary antitrust approval in Europe. We expect to receive the go-ahead from the Securities and Exchange Commission soon. The next step is to initiate a scheme of arrangement, a standard takeover procedure in the U.K. After the successful completion of this process—that is, as soon as Powergen's shareowners pass a resolution to this effect at a general meeting—, E.ON will acquire ownership of 100 percent of Powergen's stock. We expect to be able to complete the transaction in spring 2002. The purchase price for 100 percent of Powergen's equity totals €8.2 billion.

In July 2001, we reached an agreement with BP to restructure our respective oil and gas activities in Germany. The agreement calls for E.ON to acquire Gelsenberg, a BP subsidiary that holds 25.5 percent of Ruhrgas, and for BP to acquire a majority interest in VEBA Oel. In December 2001, the German Federal Cartel Office approved the sale of VEBA Oel to BP, enabling us to carry through with one of our most important divestments. In accordance with the agreement, in February 2002 BP acquired 51 percent of VEBA Oel by means of a capital increase.

E.ON Group

€ in millions	2001	pro forma 2000	
Sales	79,664	88,858	-10
EBITDA	8,626	8,041	+7
EBIT	4,263	3,136	+36
Internal operating profit	3,553	2,445	+45
ROCE (in %)	10.3	10.1	+0.2[1]
Capital employed (annual average)	46,958	44,376	+6
Cash flow from continuing operations	3,907	3,413	+14
Investments	7,931	14,380	-45
Employees at year end	151,953	166,183	-9

[1]Difference in percentage points.

In November 2001, we submitted to the German Federal Cartel Office for the acquisition of a majority shareholding in Ruhrgas. We have reached agreement with Vodafone, ThyssenKrupp, and RWE to acquire their respective shares in Bergemann GmbH, which holds 34.8 percent of Ruhrgas. We are also in talks with RAG regarding its Bergemann interest. After the Federal Cartel Office early this year prohibited our acquisition of a majority interest in Ruhrgas, we applied to Germany's Minister of Economics and Technology for ministerial approval. A combination with E.ON makes sense for a number of reasons. These include the following:

- It would markedly enhance Ruhrgas's ability to compete in foreign markets. Moreover, becoming part of the E.ON Group would give Ruhrgas greater financial flexibility, thereby distinctly improving the company's access to international procurement markets. For this reason, the combination also helps to safeguard Germany's supply of energy.

- Germany's ambitious climate-policy goals can only be reached by increasing the country's use of natural gas. E.ON and Ruhrgas have repeatedly signaled their commitment to assisting the German federal government in achieving its environmental policy aims.

Review of operations

Divestment program systematically continued. In line with the on our core energy business, we again moved systematically forward with our extensive divestment program. In addition to the solution for VEBA Oel just described, we implemented the following portfolio-slimming measures in 2001:

- We sold our 45 percent interest in VIAG Interkom to British Telecom.
- We sold Klöckner & Co, our wholly owned steel-trading subsidiary, to Balli Group.
- We divested our 71.8 percent shareholding in the silicon wafer manufacturer MEMC to TPG, a financial investor.
- We sold VAW aluminium to Norway's Norsk Hydro in early January 2002.

We will use the funds freed up by asset sales to fuel growth in our energy business. In addition to the planned acquisitions of Powergen and Ruhrgas and organizational improvements at our Energy Division, in 2001 we completed or initiated the following transactions to strengthen our core operations:

- E.ON Energie acquired a majority in Sydkraft, Sweden's second-biggest energy utility.
- E.ON Energie acquired a 34 percent ownership interest in Espoon Sähkö, Finland's fourth-largest energy utility, marking yet another step in our expansion in Scandinavia.

Discontinued operations reported separately under U.S. GAAP for the first time. On November 13, 2001, we sold our silicon wafer business to TPG, a financial investor. In early 2002, we completed the divestment process for VAW aluminium. In accordance with U.S. GAAP, MEMC and VAW aluminium's results are shown separately—net of taxes and minority interests—under "Discontinued operations" in our Consolidated Statements of Income. The MEMC and VAW component of Group sales, internal operating profit, and results from ordinary operating activities has been eliminated from the figures for both 2000 and 2001.

Under U.S. GAAP, the date of the VEBA-VIAG merger's entry into the Commercial Register determines the inclusion of the former VIAG in E.ON AG's Consolidated Financial Statements for the year 2000. For this reason, the companies of the former VEBA contributed full twelve-month figures to the 2000 financial year. The companies of the former VIAG contributed figures for the period July through December 2000 only. We have calculated pro-forma figures for 2000 in order to make it possible to compare the Company's performance in 2000 and 2001. The pro-forma figures depict the E.ON Group as if the VEBA-VIAG merger had been consummated on January 1, 2000.

To enhance transparency, for 2001 our Telecommunications segment only includes results from continuing operations (Connect Austria and Bouygues Telecom) and the expenses of their respective intermediate holding companies (VIAG Telecom and E.ON Telecom). Figures for 2000 also include VIAG Interkom and Orange Communications' operating losses. Financial earnings resulting from the disposal of E-Plus, Cablecom, Orange Communications, and VIAG Interkom are shown under "Other/consolidation." The figures for the previous year were adjusted accordingly. In addition, the item "Other/consolidation" for 2000 includes Schmalbach-Lubeca's results for January through August and VEBA Electronics' results for July through September.

Economic environment. Adjusted for inflation, Germany's *gross domestic product grew only 0.6 percent in 2001,* the country's weakest rate of economic expansion since 1994.

The economic outlook rapidly worsened as the year progressed. Combined with the September 11 terrorist attacks, the downward trend in Western economies—particularly in the U.S.—led to uncertainty among investors and consumers.

The only positive impetus came from abroad; German domestic demand declined in 2001. The country's gross domestic investment fell in real terms, especially as a result of weak demand in the construction sector. This had a particularly negative effect. The slight increase in public and private consumption was not sufficient to offset the decline.

In 2001, Germany's chemicals industry was especially hard hit by the economic downturn. Chemicals production continued to decline during 2001 and fell, on average, 2.2 percent.

Germany's consumption of electric energy in 2001 was on par with the prior year's level.

Group sales decline due to divestments. Despite the acquisition of Sydkraft and Laporte, 2001 Group sales declined 10 percent to €79.7 billion due to divestments in conjunction with the Company's on its core energy business.

In 2001, our Energy Division boosted sales substantially compared with the previous year. Our electricity operations posted the largest increase. Along with the modest recovery in power prices, the considerable expansion of our power trading activities and the full consolidation of Sydkraft were the main contributors.

Sales from our Other Activities declined 14 percent year-on-year to €61.7 billion.

In 2001, sales at our Chemicals Division fell 14 percent to €17.4 billion.

Group sales

€ in millions	2001	pro forma 2000	
Energy	18,449	13,350	+38
Other Activities	61,727	72,063	-14
Chemicals	17,398	20,267	-14
Oil	26,899	28,780	-7
Real Estate	1,291	1,324	-2
Telecommunications	556	383	+45
Distribution/Logistics	15,583	21,309	-27
Other/consolidation	-512	3,445	-
Total external sales	**79,664**	**88,858**	**-10**

Oil's sales were off 7 percent to €26.9 billion, chiefly owing to crude oil and petrochemical product prices that lagged behind those of the previous year.

Real Estate's sales fell slightly year-on-year, whereas sales at our Telecommunications Division rose 45 percent.

On the whole, reported sales at our Distribution/Logistics Division were down markedly from the prior year due to the disposal of our electronics operations and the sale of Klöckner & Co.

The Group generated 43 percent of its sales outside Germany.

Group internal operating profit

€ in millions	2001	pro forma 2000	+/- %
Energy	1,971	1,725	+14
Other Activities	1,369	905	+51
Chemicals	541	672	-19
Oil	432	310	+39
Real Estate	245	212	+16
Telecommunications	-148	-750	+80
Distribution/Logistics	299	461	-35
Other/consolidation	213	-185	-
Total	**3,553**	**2,445**	+45

Group net income

€ in millions	2001	pro forma 2000	+/- %
Group internal operating profit	**3,553**	**2,445**	**+45**
Net book gains	+908	+4,710	-81
Cost-management and restructuring expenses	-360	-510	+29
Other nonoperating earnings	-615	-699	+12
Foreign E&P taxes	+412	+552	-25
Results from ordinary business activities	**3,898**	**6,498**	**-40**
Income taxes	-761	-2,542	+70
Minority interests	-527	-516	-2
Results from continuing operations	**2,610**	**3,440**	**-24**
Results from discontinued operations	-536	238	-
Adjustments from first-time application of SFAS 133	-26	-	-
Group net income	**2,048**	**3,678**	**-44**

Internal operating profit up sharply. Group internal operating profit for 2001 totaled €3.6 billion—a dramatic 45 percent above the prior year's all-time high. This sharp increase results primarily from successful portfolio-slimming measures in our Telecommunications Division. In addition, E.ON Energie, VEBA Oel, Viterra, and Stinnes posted better earnings, in some cases substantially so.

Dramatically higher sales combined with ongoing efficiency-boosting measures enabled our Energy Division to markedly increase its internal operating profit. Adjusted for the results of Sydkraft, which has been fully consolidated since May 2001, the increase amounted to 7 percent.

Internal operating profit at our Other Activities was up 51 percent year-on-year to €1.4 billion.

At €541 million, Chemicals' internal operating profit declined 19 percent from the previous year's solid showing due to the divestment of non-core activities as well as to cyclical factors.

Our Oil segment's internal operating profit climbed from €310 million to €432 million owing to improved margins at the pump.

Internal operating profit at our Real Estate Division rose to €245 million. The Residential Investment and Residential Services units were the main earnings contributors.

In 2001, our Telecommunications segment curtailed its operating loss 80 percent to €148 million. The reduction was primarily caused by the divestment of VIAG Interkom and Orange Communications, whose losses had considerably impaired the prior year's results.

Overall, Distribution/Logistics' internal operating profit fell markedly year-on-year owing to the disposal of VEBA Electronics and Klöckner & Co.

The substantial improvement in internal operating profit reported under "Other/consolidation" is chiefly the result of effects stemming from the disposal of Telecommunications assets.

As anticipated, results from ordinary business activities were down year-on-year, falling 40 percent to €3,898 million. This sharp decline is mainly because the prior-year figure includes the exceptionally high gains from the disposition of our telecoms shareholdings, E-Plus (€3.5 billion) and Cablecom (€0.8 billion).

Net book gains in 2001 resulted mainly from Degussa's successful divestment program. Net book gains at Degussa totaled roughly €530 million, in particular from the company's disposal of its Oncology and Dental units. At our Energy Division, the disposal of Bewag and HEW as well as portfolio changes at Thüga and Avacon resulted in book gains of around €240 million. These gains were offset by losses stemming from the sale of securities at E.ON Energie (€135 million). The sale of Klöckner & Co (about €140 million) and VIAG Interkom (€110 million) also contributed to the Company's net book gains.

79

Restructuring and cost-management expenses included €204 million for Degussa's ongoing restructuring program and €75 million for the decommissioning of power stations and restructuring at E.ON Energie. Viterra had expenses totaling some €45 million, primarily related to the realignment of its property development business.

Other nonoperating earnings included expenses €240 million at our Energy Division. These charges result mainly from the cancellation of long-term electricity supply contracts. The agreements were made in the early 1990s and are no longer economical in today's liberalized power market characterized by lower prices for the procurement and sale of electricity. Canceling the contracts now will relieve the burden on future earnings. Our Chemicals Division reported non-recurrent costs in the amount of €198 million related to the merger of Degussa-Hüls and SKW Trostberg. In addition, we made further contributions to Remembrance, Responsibility, and the Future, the German industry foundation. Furthermore, the establishment of a provision for the cancellation of a commercial real estate project also negatively impacted nonoperating earnings.

The information value of our Oil Division's pretax income figure is limited due to its high tax component. Unlike the earnings of our other segments, Oil's results are reported net of foreign exploration and production taxes. The taxes are added back in for the purpose of calculating results from ordinary business activities.

Income taxes on continuing operations decreased to €761 million. The Company's tax rate was reduced from 39 percent in 2000 to 20 percent in the year under review. The decline is mainly due to the lower corporate tax rate of 25 percent on domestic profits. The new corporate tax rate was part of Germany's Tax Reduction Act. The decline in the Company's tax rate is also due to a recalculation of deferred taxes brought on by changes in the tax treatment of gains and losses from dispositions.

MEMC and VAW aluminium's results—after taxes and minority interests—are shown under "Discontinued operations."

As anticipated, Group net income (after taxes and minority interests) was down year-on-year, declining 44 percent to €2.0 billion.

Dividend increases to €1.60. E.ON AG prepares its Financial Statements in accordance with German commercial law. E.ON AG's net income for 2001 amounts to €2,119 million. After recognizing €14 million in net income brought forward and transferring €1,033 million to other retained earnings, net income available for distribution totals €1,100 million.

At the Annual Shareholders Meeting on May 28, 2002, management will propose that net income available for distribution be used to pay a cash dividend of €1.60 per share.

The complete financial statements of E.ON AG, with the unqualified opinion issued by the auditors, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be published in the *Bundesanzeiger* and filed in the Commercial Register of the Düsseldorf District Court, HRB 22 315. Copies are available on request from E.ON AG and at eon.com.

Balance Sheet of E.ON AG (summary)

€ in millions	Dec. 31, 2001	Dec. 31, 2000
Property, plant, and equipment	184	156
Financial assets	15,074	15,406
Fixed assets	**15,258**	**15,562**
Receivables from affiliated companies	3,094	8,680
Other receivables and assets	1,433	1,352
Liquid funds	258	242
Non-fixed assets	**4,785**	**10,274**
Total assets	**20,043**	**25,836**
Stockholders' equity	10,309	13,333
Special items with provision component	611	636
Provisions	2,670	2,461
Liabilities to affiliated companies	6,103	6,388
Other liabilities	350	3,018
Total liabilities and stockholders' equity	**20,043**	**25,836**

Income statement of E.ON AG (summary)

€ in millions	2001	2000
Income from equity interests	5,149	5,772
Interest income (net)	-89	-32
Other expenditures and income (net)	-1,068	-566
Results from ordinary business activities	**3,992**	**5,174**
Extraordinary expenses	-	-1,164
Taxes	-1,873	-2,216
Net income	**2,119**	**1,794**
Net income brought forward	14	-
Net income transferred to retained earnings	-1,033	-822
Net income available for distribution	**1,100**	**972**

Group investments			
€ in millions	2001	pro forma 2000	+/- %
Energy	4,027	3,766	+7
Other Activities	3,481	9,946	-65
Chemicals	2,093	1,868	+12
Oil	659	1,723	-62
Real Estate	171	484	-65
Telecommunications	243	5,135	-95
Distribution/Logistics	315	736	-57
Other/consolidation	423	668[1]	-37
Total	**7,931**	**14,380**	**-45**
Investments outside Germany	4,207	2,979	+41

[1]Includes Schmalbach-Lubeca.

Investments. The E.ON Group invested €3,768 million (€4,151 million) in property, plant, and equipment in 2001. The Company invested €4,163 million (€10,229 million) in financial assets; this figure includes €760 million for investments in companies valued at equity. At €7,931 million, total investments for 2001 were down 45 percent from our capital spending in the previous year (€14,380 million).

Energy's total capital expenditures rose 7 percent year-on-year to €4,027 million (€3,766 million). Investments in property, plant, and equipment including intangible assets of €1,063 million mainly served to optimize power and district heating distribution. Investments in financial assets amounted to €2,964 million. The acquisition of additional shares in Sydkraft, the Swedish energy utility, was the Energy segment's most significant single investment.

We invested €3,481 million (€9,946 million) in Other Activities.

Our Chemicals Division invested €2,093 million in 2001 (€1,868 million). Investments in property, plant, and equipment increased 14 percent from €1,232 million in 2000 to €1,399 million in the year under review. This figure corresponds to 8 percent of Degussa's sales. Capital expenditures were aimed at further expanding Degussa's leading market positions as the company concentrates on high-growth market segments and new products.

Oil's investments declined appreciably year-on-year to €659 million. At €1.7 million, the previous year's figure was exceptionally high due to the acquisition of Mobil Oil's Aral shares.

Roughly €108 million of Real Estate's 2001 capital spending was on property, plant, and equipment. €63 million was invested in financial assets. The biggest single investment in financial assets was the increase in Viterra's stake in WohnBau Rhein-Main from 50 percent to 95 percent.

Investments at Telecommunications amounted to €243 million. The previous year's high figure mainly reflects shareholder loans to VIAG Interkom in connection with the acquisition of UMTS licenses.

At €315 million, capital spending at our Distribution/Logistics segment declined appreciably year-on-year owing to portfolio-slimming measures.

The Group's 2001 investments in Germany totaled €3,724 million (€11,982 million). Capital spending outside Germany amounted to €4,207 million (€2,979 million).

81.

Liquid funds up sharply. Cash flow from continuing operations was €3.9 billion (2000: €3.4 billion) in the 2001 financial year. The increase from the prior-year figure was achieved despite substantial tax payments in the amount of €1.8 billion (2000: €1.5 billion) from book gains realized on the disposition of non-core assets. This underscores E.ON's improved financial strength.

The Group's investment activities resulted in a net cash inflow of €10.8 billion. We used €7.9 billion for investing activities. This was offset by proceeds received from fixed-asset disposals, securities, and cash investments in current assets in the amount of €18.7 billion. The proceeds resulted primarily from the disposition of VIAG Interkom and of assets in our Chemicals Division.

E.ON had a positive cash flow of €14.8 billion from its operations and its investing activities. This cash was used to finance the Company's share buyback program (€3.5 billion), the dividend payout (€1.2 billion), and to substantially reduce financial liabilities. The remaining funds represented a significant increase in the Company's liquid funds (cash and other current financial investments), which rose from €8.5 billion to €12.1 billion.

Owing to our positive cash flow in the 2001 financial year, our net financial position (liquid funds minus financial liabilities to financial institutions and minority interests) improved markedly, from -€6.0 billion to -€0.6 billion.

At year end 2001, E.ON also had at its disposal a total of €9.5 billion in financing instruments: €3.1 billion in short-term credit lines through banks, a €1 billion long-term syndicated loan facility, the Commercial Paper program, and the Medium Term Note program. As of the balance-sheet date, an insubstantial portion of these financing instruments—€0.3 billion—had been utilized. In February 2002, the Commercial Paper program was increased from €2 billion to €5 billion.

Foreign exchange, interest rate, commodity price risk management. The E.ON Group's business operations and its concomitant financial activities expose it to exchange rate, interest rate, and commodity price fluctuations. In order to limit the Group's exposure to these risks, E.ON pursues systematic and Group-wide financial and risk management. To this end, E.ON also uses derivative financial instruments. These derivative financial instruments are established and commonly used and are transacted with financial institutions, brokers, power exchanges, and third parties whose credit standing is monitored on an ongoing basis.

Group statement of cash flows (summary)

€ in millions	2001	2000
Cash from continuing operations	3,907	3,415
Cash used for investing activities in continuing operations	+10,844	-4,931
Cash from financing activities in continuing operations	-11,963	+2,206
Net change in liquid funds	**+2,788**	**+688**
Liquid funds as of December 31	**12,144**	**8,501**

As of December 31, 2001, the face value of foreign exchange hedging transactions was €9,010 million; that of interest rate hedging transactions, €3,434 million. The market values of foreign exchange hedging transactions totaled €112.1 million. The market value of interest rate hedging transactions amounted to a loss of €21.5 million.

To limit exposure to risks from changes in commodity and product prices, our Oil Division uses derivative financial instruments. In addition, the Energy Division increasingly employs electricity, gas, and coal price hedging transactions to limit its exposure to risks resulting from price volatility and to optimize its electricity generation capacity and supply agreements. Our Energy Division also engages in commodity trading in accordance with detailed trading guidelines, strategies, specified markets, and preset limits. The face value of the E.ON Energie Group's commodity hedging transactions amounted to €12,242 million as of December 31, 2001. The market value of all commodity hedging transactions amounted to a loss of €35.6 million.

Consolidated assets, liabilities, and stockholders' equity

	2001		pro forma 2000	
	€bn	%	€bn	%
Long-term assets	64.6	65	65.6	62
Short-term assets	34.4	35	40.6	38
Assets	**99.0**	**100**	**106.2**	**100**
Stockholders' equity	24.5	25	28.0	26
Minority interests	6.3	6	5.1	5
Long-term liabilities	44.6	45	40.8	38
Short-term liabilities	23.6	24	32.3	31
Liabilities and stockholders' equity	**99.0**	**100**	**106.2**	**100**

Asset and capital structure. In 2001, our portfolio measures, the share buyback program, the first-time reporting of discontinued operations (MEMC, VAW aluminium) led to a decline in long-term assets of €1.0 billion. With short-term assets also declining by €6.2 billion, total assets fell by €7.2 billion to €99.0 billion. The Company's equity ratio for 2001 decreased slightly to 25 percent compared with 26 percent in the previous year. This is because the increase in stockholders' equity was proportionally smaller than the increase in total assets.

Long-term liabilities rose €3.8 billion to €44.6 billion.

The following key figures underscore the E.ON Group's solid asset and capital structure through the end of 2001:

- Long-term assets are covered by stockholders' equity at 38 percent (2000: 43 percent).
- Long-term assets are covered by long-term capital at 117 percent (2000: 113 percent).

Standard & Poor's and Moody's have rated E.ON regularly since early 1995. As of December 31, 2001, Moody's and S&P gave E.ON's long-term bonds ratings of Aa2 and AA, respectively. E.ON's short-term bonds received ratings of P-1 and A-1+, respectively. These very good ratings underscore the Group's financial power.

reduces Group staff count. The E.ON Group employed 152,000 people at the end of 2001—a year-on-year decline of about 14,200 employees or 9 percent. The staff count for year-end 2001 and 2000 was adjusted for the roughly 6,600 employees of MEMC and the approximately 15,000 people working for VAW aluminium. In accordance with U.S. GAAP, these companies are reported under "Discontinued operations" in E.ON's Consolidated Financial Statements.

Energy's staff count rose by 15 percent to 39,560 due to the acquisition of Sydkraft, which added 6,300 employees, and of Hein gas, which added 1,300 employees. The acquisition of Laporte added about 2,000 employees to our Chemicals Division. Nevertheless, Chemicals' staff count declined by roughly 8,000 employees, or 13 percent, to 54,140 owing to asset sales in conjunction with Degussa's focus on its core specialty chemicals business. In addition, the disposal of Klöckner & Co (-11,400 employees) and ongoing restructuring measures at all our subsidiaries (-1,000 employees) led to a decrease in the number of Group employees.

Research and development expenditures increase. Expenditures on research and development (R&D) at the E.ON Group totaled €510 million (€573 million) in 2001.

E.ON Energie is actively involved in the refinement of technologies for the various stages of energy generation and distribution. These activities are aimed at making current systems even more efficient as well as promoting new and promising technologies.

In the area of distributed generation, demonstration projects are used to test and refine new technologies. We are performing scientific experiments on natural-gas-driven fuel cells of various sizes and, together with manufacturers and industrial partners, developing entirely new applications. At one industrial facility, for example, fuel cells not only produce heat and electricity, but the resulting CO_2 is channeled back into the production process. E.ON Energie also operates micropower units like fuel cells, Stirling engines, and micro gas turbines on an experimental basis.

Innovation helps cement competitive advantages and leading market positions. In conjunction with its focus on specialty chemicals, Degussa develops technically demanding system solutions for industrial customers. Degussa's R&D activities are market and customer driven.

In order to meet these demands, Degussa's R&D effort is decentralized. Its divisions are responsible for most R&D projects. This ensures that market knowledge and customer requirements flow directly and efficiently into the research process. An annual strategic review monitors the focus and status of Degussa's R&D activities.

Major events after the close of the financial year.

- In line with its in January 2002 E.ON sells its aluminum business to Norsk Hydro, Oslo. The sales price for VAW aluminium totals €3.1 billion. This figure includes financial liabilities and pension provisions amounting to €1.2 billion. The sale gives E.ON a tax-free gain of around €1.1 billion. The transaction is expected to be completed in the first quarter of 2002.

- In January 2002, E.ON Energie acquires 34 percent of Espoon Sähkö, the Finnish energy utility, achieving another milestone in its expansion in Scandinavia.

- E.ON resolutely continues the on its core energy business. In accordance with an agreement reached in summer 2001, BP acquires 51 percent of VEBA Oel in early February 2002 by way of a capital increase. In the wake of the capital increase, E.ON receives roughly €1.9 billion from BP in redeemed shareholder loans. Beginning on April 1, 2002, E.ON can exercise the put option to sell the Company's remaining 49 percent ownership interest to BP. Last summer, E.ON and BP priced the option at €2.8 billion plus purchase price adjustments. In consultation with BP, in January 2002 VEBA Oel agrees to sell its exploration and production business to Petro-Canada. The total purchase price amounts to approximately €2.4 billion, substantially exceeding original expectations. This transaction will increase the amount E.ON receives for exercising its put option by around €500 million for a total of roughly €3.3 billion.

- On February 19, 2002, E.ON AG applies to Germany's Minister of Economics and Technology for ministerial approval of its combination with Ruhrgas. The subject of the application is Gelsenberg AG's 25.5 percent interest in Ruhrgas. On March 5, 2002, E.ON also applies for ministerial approval of its acquisition of Bergemann GmbH, which holds 34.8 percent of Ruhrgas.

Risk management system and existing risks. The requirements of Germany's Control and Transparency in Business Act (KonTraG), which came into effect on May 1, 1998, include obliging the boards of management of publicly listed companies to establish risk management systems.

We use an integrated system embedded in our business procedures. The system includes our controlling processes, Group-wide guidelines, data processing systems, and regular reports to the Board of Management and Supervisory Board. The reliability of our risk management system is checked regularly by the internal audit and controlling departments of our Divisions and of E.ON AG as well as by our independent auditors.

In line with the uniform guidelines that apply to all Group companies, the documentation and evaluation of our system is regularly updated in the following steps:

1. Standardized identification and documentation of risks and control systems.
2. Evaluation of risks according to the degree of severity and the probability of occurrence, and assessment of the effectiveness of existing control systems.
3. Analysis of the results and structured disclosure in a detailed risk report.

Review of operations

The following important risk categories are found within the E.ON Group and are thus also significant for E.ON AG.

- Operational risks: Our Energy and Chemicals Divisions in particular operate technologically complex production facilities. Operational failures or extended production downtimes could negatively impact our earnings. The following are among the significant measures we employ to address these risks:
  - Detailed operational and procedural guidelines
  - Employee training programs
  - Further refinement of our production procedures and technologies
  - Regular facility maintenance
  - Appropriate insurance coverage.

- Financial risks: During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks. The instruments used to hedge these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential currency fluctuation risks from short-term securities, but these are controlled and monitored by appropriate fund management.

- External risks: During the normal course of business, E.ON's subsidiaries are susceptible to market risks that are increased by ongoing globalization and keener competition. The liberalization of the European energy market exposes our Energy Division in particular to price and sales volume risks. Our ongoing cost-management restructuring measures and our active portfolio management help minimize these risks. We also counter market price fluctuations in power trading by utilizing derivative financing instruments. These instruments are subject to the stringent requirements of our internal trading guidelines.

The political, social, and legal environment in which the E.ON Group does business is a source of additional risks. For E.ON, the agreement with the German federal government on opting out of nuclear energy was of decisive importance. The main components of the agreement were included in the amendments to Germany's Nuclear Power Regulations Act. Germany's parliament *(Bundestag)* adopted the amended Act on December 14, 2001. The Act took effect in February 2002 when it was published in the *Bundesgesetzblatt*. It safeguards the operation of nuclear power plants from political interference and resolves issues related to waste disposal. In addition, the amended Nuclear Power Regulations Act increases the liability coverage requirement to roughly €2.5 billion.

The Renewable Energy Act (EEG), the new regulations to promote combined heat and power stations as well as possible political influence on the issue of network usage fees continue to be key issues for the Company. E.ON encourages active dialog with all groups involved in the decision-making process. We want to use our expertise to facilitate objective discussion of politically controversial topics and to play an active role in shaping our business environment.

Outlook. At the beginning of 2002, E.ON continued the rapid on its core energy business. As part of our extensive divestment program, we sold VAW aluminium to Norsk Hydro, Oslo.

Acquiring a majority interest in Sweden's Sydkraft has already made us Europe's largest investor-owned energy service provider. In addition, the planned takeover of Powergen, the U.K.-based energy utility, will give E.ON attractive positions in two of the world's major energy markets and will open the door to growth opportunities in the U.K. and, above all, in the U.S. This is the biggest acquisition in the Group's history, and it will lift E.ON into a new dimension both economically and strategically. We remain right on course to become one of the world's premier integrated energy service providers.

We are also attempting to obtain a majority interest in Ruhrgas. The combination of Ruhrgas and E.ON would significantly strengthen our ability to compete outside Germany. Competition has grown keener in the wake of the liberalization of German and European gas markets. We already have a solid position in natural gas distribution and marketing. By acquiring a majority position in Ruhrgas, our goal is to integrate Ruhrgas's import, storage, and regional distribution activities—areas in which Ruhrgas is Germany's market leader—with our current operations. Ruhrgas's gas sales volume totals 580 terawatt hours, giving it 12 percent of the European market.

Our planned investments for 2002 amount to €20.1 billion. Nearly 90 percent of this capital spending—€17.9 billion—is earmarked for our core energy business, almost three quarters of the latter sum for the acquisition of shares in Powergen and Ruhrgas. This figure does not include additional strategic growth initiatives, particularly in the U.S. Our Chemicals Division plans to invest €1 billion or 5 percent of the Group's total capital expenditures. Investments outside Germany are concentrated on the rest of Europe and on North America. Despite their extraordinary volume, investments in 2002 can be almost fully financed from cash flow and from funds freed up by the sale of non-core assets.

For 2002, we anticipate that power prices will continue to recover. Moreover, we expect earnings-enhancing effects from our stringent cost-management measures and from merger-related synergies. Overall, we expect that our Energy segment's 2002 internal operating profit will surpass the figure for 2001.

Our strategic goal is to continue expanding our electricity and natural gas businesses by means of acquisitions in and outside Germany. To this end, we are seeking to achieve a majority stake in Energie-Aktiengesellschaft Mitteldeutschland and in Espoon Sähkö, the Finnish energy utility.

Among our Other Activities, we anticipate that our Chemicals Division will, despite an uncertain business climate, post a slightly improved internal operating profit for full-year 2002 owing to the superb market positions it occupies in its core businesses.

We expect Viterra to report further improvements. We anticipate that Stinnes's 2002 results will be at least on par with the prior-year level.

The considerable uncertainty regarding the economic outlook makes it difficult at this time to issue a forecast for the E.ON Group in 2002.

We aim to further increase Group internal operating profit from the previous year's high figure. Group net income will markedly exceed the prior-year figure owing to planned divestments.



Michael Schindhelm. It's possible he could still be doing chemistry research and writing plays on the side. But he might not be leading one of Europe's most renowned theaters. He became Artistic Director of the Theater Basel by focusing his life on dramatic literature.

87



Additional information

- E.ON's strategic renewal gathers speed
- E.ON stock outperforms market in 2001
- Dividend increases to €1.60
- Successful portfolio measures reduce capital costs

Strategy and investment plan

E.ON's strategic renewal gathers speed. In line with our strategy, E.ON's repositioning as one of the world's premier energy service providers is taking shape. We are systematically focusing on our core businesses of electricity and gas. Over the near to medium term, we will divest all non-utility activities and use the funds this frees up for the strategic expansion of our energy business. Until they are sold, we will continue to optimize the value of our non-core operations.

In 2001, we sold VIAG Interkom, Klöckner & Co, and MEMC and laid the groundwork for the disposal of our majority interest in VEBA Oel (including Aral). We sold VAW aluminium in early 2002, and we will divest Stinnes and our remaining telecommunications shareholdings in the near term. Over the medium term, we will completely divest Viterra and Degussa.

The Company's investment plan reflects its systematic strategic renewal. Of E.ON's €28.7 billion in total baseline capital spending for 2002 to 2004, 83 percent will go toward our core energy business compared with 52 percent in the last three-year planning cycle. This figure does not include the funds to continue the expansion of our energy business—particularly in the U.S.—because such opportunities cannot be planned for. Roughly 55 percent of baseline capital expenditures are targeted outside Germany. The acquisitions we intend to make in the U.S. will further increase this percentage.

Becoming a premier global energy service provider. We are in the process of transforming E.ON from a diversified conglomerate with a predominantly national electric utility operation into one of the world's leading energy service providers. Over the next three years, a total of €23.8 billion in capital spending will be channeled into our Energy Division, with more than half of it to be invested outside Germany. The planned takeover of Powergen would vault us ahead in our international expansion. In addition, we intend to continue playing an active role in upcoming utility privatizations in Eastern Europe. The remaining funds will be used to fortify our energy operations in Germany, where the focus will be on augmenting our natural gas activities by the planned acquisition of Ruhrgas shares and optimizing E.ON Energie's electric transmission and distribution network.

We also pursue a resolutely integrated approach to expanding our operations. This means that we plan to obtain or enhance solid market positions along the entire value chain in both electricity and natural gas. This approach also helps to diversify risk across the Group.

Investment plan 2002–2004

	€bn	
Energy	23.8	83
Other Activities	4.9	17
Chemicals	3.5	12
Real Estate	0.7	2
Rest	0.7	3
Total	**28.7**	**100**

Electric and natural gas service providers by market capitalization

Company	Country	Dec 31, 2001 Market cap $bn
E.ON	Germany	39.7
Enel	Italy	34.2
Suez	France	30.9
Duke Energy	USA	30.5
Tokyo Electric Power	Japan	28.8
El Paso	USA	22.8
RWE	Germany	20.0
Southern	USA	17.6
Endesa	Spain	16.6
Exelon	USA	15.4

Source: The Petroleum Finance Company, January 2002.

Strategy and investment plan

In Germany, we have succeeded in establishing E.ON as a premium energy brand. The E.ON brand is now recognized by more than 90 percent of the people in the country. Our popularity is an excellent tool for helping us to retain existing customers and attract new ones.

Cost leadership remains E.ON Energie's key business driver. Merger-related synergies will be fully realized by year end 2002. At €700 million, the annual cost savings they bring make a substantial contribution. In addition, the cost-management programs of Bayernwerk and PreussenElektra—E.ON Energie's predecessor entities—will likewise be completed as planned in 2002.

After the integration of Powergen and LG&E, we will follow up these cost-management programs with a Group-wide benchmarking project. The project is designed to further optimize processes in the individual business units, thereby improving our cost position.

At E.ON Energie alone, some 4,900 megawatts of unprofitable generation capacity will be decommissioned or put into cold reserve by 2003. This reduces operating costs and at the same time lays the foundation for reducing existing overcapacities. Though partially the result of higher fuel costs, prices for forward-contracted electricity for 2002-2004 have stabilized, suggesting that our strategy is already beginning to pay off. In its power supply activities, E.ON Energie is encouraging this trend by resolutely pursuing a margin-oriented strategy.

We aim to cement E.ON Energie's position in Germany by external chiefly in the area of regional and municipal utilities. E.ON Energie intends to take part in the privatization of municipal utilities and seeks, to the extent feasible from an antitrust standpoint, to turn its current minority interests into majority positions.

After the expansion of our electricity business, a key strategic priority is to enlarge our operations in the attractive and growing natural gas market. In the future, the volume of gas sold will continue to expand faster than that of all other major energy sources. For example, gas is increasingly used to generate electricity, and the heating sector also increasingly favors gas over oil. Moreover, natural gas will play an important role in the distributed generation schemes of the future, such as cogeneration plants.

Like in our electricity business, we will also take an integrated approach to our natural gas operations and aim to be active along the entire value chain. The acquisition of a majority position in Hein Gas/Hansegas represented an important step toward realizing this goal. The deal further augmented E.ON Energie's solid presence in gas distribution and marketing. With these assets as a starting point, we intend to use the planned acquisition of Ruhrgas to expand our operations to include gas import, storage, and transport—areas in which Ruhrgas is Germany's market leader. Ruhrgas's sales volume of 580 terawatt-hours makes it Europe's number four gas company. Moreover, Ruhrgas's extensive portfolio of shareholdings in Scandinavia and Eastern Europe superbly complements E.ON Energie's existing interests in these regions.

As we expand our energy operations in Europe, we will focus particularly on Scandinavia, Central and Eastern Europe, the Benelux countries, and the Alpine region. It is in these adjacent markets that we can capitalize on our existing operations and realize synergies owing to their geographic proximity to Germany. An important milestone was last year's acquisition of a majority stake in Sydkraft, Sweden's second-largest energy utility. The acquisition makes E.ON Energie one of the major players in Northern Europe.

Preparations for the takeover of Britain's Powergen are currently underway. This acquisition represents a particularly important facet of our strategy. Great Britain is Europe's third-largest energy market. This key marketplace was one of the first to be privatized and is now completely open to competition in the areas of generation and supply. In addition to seizing market opportunities as they come to light, we will leverage Powergen's experience in the areas of cost management, regulatory affairs, and marketing and supply to disseminate best practices across the entire Group.

Outside of Europe, the acquisition of LG&E, an American utility, as part of the takeover of Powergen is an example of the regionally targeted growth initiatives E.ON is pursuing in the U.S. The U.S. energy market is larger than the entire European electricity sector, which means that it offers considerable growth potential and opportunities to create value. It is characterized by a large number of publicly listed, integrated energy utilities, and is still in the early stages of consolidation. By using acquisitions to transfer European best practices to America, we intend to achieve value-enhancing Additional opportunities will come from the ongoing deregulation of the U.S. power market as well as from the convergence of electricity and natural gas.

Value-oriented management of non-core businesses. Degussa intends to play a leading role in the reorganization of the global specialty chemicals sector. The company will focus on rapidly expanding its operations in the areas of fine and specialty chemicals. These high-margin products are also largely non-cyclical. Active portfolio management, cost cutting, and stepped up integration will all help to markedly improve Degussa's profitability. Our Chemicals Division will attract €3.5 billion in investments over the next three years. After completing its far-reaching restructuring program, Degussa will be fully equipped to have a successful future outside of the E.ON Group.

Viterra's strategy is to become a growth-oriented real estate group that holds leading positions in all of its business lines. The centerpiece of its operations is its trading strategy which includes the acquisition of large portfolios of housing units, value-oriented management, and the sale of individual housing units to current renters or to investors. Strategically and structurally, Viterra is preparing itself for an independent existence. To this end, Real Estate's capital expenditures total €0.7 billion during the planning period.

Investments by Division 2002–2004


Energy
Chemicals
Real Estate
Rest

E.ON shares are listed on all German stock exchanges, the Swiss Stock Exchange, and as American Depositary Receipts (ADRs) on the New York Stock Exchange.

Key figures per share

In €	2001	2000	+/- %
Year-end share price	58.18	64.80	-10
Results from continuing operations	3.87	4.74[1]	-18
Results from discontinued operations	-0.80	0.33[1]	-
Dividend	1.60	1.35	+19
Book value[2]	36.30	38.61	-6

[1] Pro forma.
[2] Does not include minority interests.

Year-end share price[1]

In € per share


62.58
51.12
48.45
64.80
58.18
60
40
1997
1998
1999
2000
2001

[1] Numbers for 1997-1999 refer to the former VEBA AG.

E.ON stock distinctly outperforms market in 2001. With the DAX index of Germany's top 30 blue chips down 19.8 percent on the year and the Euro Stoxx 50 index of premier European equities off 19.1 percent, E.ON stock distinctly outperformed German and European equity markets in an overall difficult market environment. E.ON's European peer index, the Stoxx Utilities, closed 8.05 percent lower on the year, roughly on par with E.ON's stock performance. But at €58.18, E.ON stock closed 2001 lower than its year-end 2000 quote of €64.80. Shareowners who reinvested their cash dividends saw the value of their E.ON portfolio decline by 8.1 percent in 2001.

E.ON share sustains double-digit long-term growth. Investors who purchased E.ON shares for €5,000 at the end of 1996 and reinvested their cash dividends saw the value of their investment rise to roughly €7,000 by the end of 2001. The 40.9 percent appreciation represents an annual increase of 7.1 percent. Europe's Stoxx Utilities index rose 12.8 percent per year over the same span. Between 1996 and 2001, Germany's DAX index advanced 12.3 percent annually. The Euro Stoxx 50 rose 17.4 percent each year on average. Measured against these German and European blue-chip indices, E.ON stock was a below-average performer.

The E.ON portfolio of long-term investors increased fourfold in value in the ten years since the end of 1991. At 15.0 percent, E.ON stock's average annual increase bested both German equities—the DAX index climbed 12.6 percent per year—and its European peer index, the Stoxx Utilities, which advanced 14.6 percent per year over the same period.

Dividends taxed for the first time using the half-income system. The introduction of the so-called half-income system *(Halbeinkünfteverfahren)* as part of Germany's Tax Relief Act has led to a paradigm shift in the way

E.ON ten-year share performance vs. stock indices


In %
E.ON
DAX
Euro Stoxx
Stoxx Utilities
600
500
400
300
200
100
0
-100
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

corporations and their shareowners are taxed. The basic corporate tax rate of 40 percent and the tax rate on distributed profits of 30 percent were both lowered to 25 percent. Shareowners no longer receive a tax credit for dividends that are paid out on or after January 1, 2002. Instead, private investors are only required to pay taxes on half the amount of their dividends. In general, corporations are not required to pay taxes on the dividends they receive.

Dividend increases to €1.60. At the 2002 Annual Shareholders Meeting, management will propose that the cash dividend for the 2001 financial year be increased 18.5 percent to €1.60 from the previous year's €1.35. Dividends have increased 10.5 percent per year over the last five years. The dividend yield is 2.75 percent based on the year-end closing price in 2001.

E.ON share buyback completed. In May 2000, the former VEBA AG's Annual Shareholders Meeting authorized management to repurchase Company shares until October 2001. Management was authorized to buy back 10 percent of the Company's capital stock.

E.ON share key figures[1]

Per share		1997	1998	1999	2000	2001
Results from continuing operations	€	2.98	2.34	3.90	4.74	3.87
Results from discontinued operations	€	-	-	-	0.33	-0.80
Dividend	€	1.07	1.07	1.25	1.35	1.60
Including tax credit (through 2000)	€	1.53	1.53	1.79	1.93	-
Dividend declared	€m	534	540	849	972	1,100
12-month high	€	62.63	67.08	62.60	66.55	64.50
12-month low	€	44.89	41.36	41.60	41.01	46.91
Year end	€	62.58	51.12	48.45	64.80	58.18
Number of shares	million	497.2	502.8	502.8	763.3	692
Market capitalization	€bn	31.1	25.4	24.4	49.5	40.3
Book value[2]	€	22.78	23.40	36.09	38.61	36.30
Market-to-book-value ratio[3]	%	275	216	134	168	160
E.ON share trading volume[4]	€bn	102.6	22.2	21.1	28.6	38.3
DAX trading volume	€bn	1,953.9	667.5	755.5	1,179.9	1,025.7
E.ON's share of DAX value	%	5.3	3.3	2.8	2.4	3.7

[1] Figures up to 1999 refer to the former VEBA AG.
[2] Excluding minority interests.
[3] Year-end stock price expressed as a percentage of book value (excluding minority interests).
[4] All German stock exchanges (including XETRA); beginning in 1998, figures are order-book statistics and are thus not comparable with prior years.

At the Annual Shareholders Meeting of E.ON AG, shareowners voted to extend the authorization to October 31, 2002. In September 2000, E.ON's Board of Management moved to initiate the stock buyback program. By October 31, 2001, E.ON had repurchased some 76.3 million of its own shares or 10 percent of its capital stock. In December 2001, roughly 71.3 million of these shares were canceled, reducing the Company's capital stock from €1,985 million to €1,799 million. The number of shares in circulation shrank to 692 million. The approximately 5 million remaining repurchased shares will be used to cover E.ON's stock option program. When options are exercised, these shares will be sold on-market.

Importance of investor relations continues to grow. Market participants have a greater need for information when companies are making far-reaching strategic decisions or when the business environment is difficult. The principal goal of our investor relations activities is to communicate information quickly and comprehensively and to always be available for investors and analysts to help them evaluate the Company's economic situation and prospects for the future.

In addition to one-on-one meetings, we regularly conduct roadshows in and outside Germany during which we give presentations followed by Q&A sessions with institutional investors and analysts. In addition, we hold frequent telephone conferences.

The Internet represents another important way to communicate with capital markets. Private investors in particular increasingly turn to eon.com to obtain useful information about the Company as well as to watch live Webcasts of analyst conferences and portions of E.ON's Annual Shareholders Meetings.

We plan to further intensify our investor relations activities in 2002. We intend to hold even more presentations and roadshows in order to meet directly with as many people as possible who are interested in E.ON.

ROCE by segment

Group-wide value-oriented management approach. Our corporate strategy is aimed at delivering sustainable growth in shareholder value. We have put into place a Group-wide planning and controlling system to assist us in planning and managing the Company as a whole and our individual businesses with an eye to increasing their value. This system ensures that our financial resources are allocated efficiently.

E.ON's key performance metric is return on capital employed (ROCE). To monitor the periodic performance of our business units, we compare a unit's ROCE with its business-specific cost of capital. Value is only created when ROCE exceeds this minimum return.

The cost of capital employed is determined by calculating the weighted average cost of equity and debt. This average represents the market-rate returns expected by stockholders and creditors. The cost of equity is the return expected by an investor in E.ON stock. The cost of debt equals the long-term financing terms (after taxes) that apply in the E.ON Group.

Successful portfolio and capital measures reduce capital costs. We markedly reduced our cost of capital compared with the previous year. The sale of risky businesses like VIAG Interkom and MEMC noticeably decreased the Company's overall risk profile. In addition, our capital structure improved substantially. Our share buyback as well as the debt financing of our planned growth initiatives will serve to distinctly increase our ratio of low-cost debt.

The Group's average cost of capital after taxes declined from 7.3 percent to 6.2 percent. E.ON's average cost of capital before taxes is currently 9.5 percent compared with 11.2 percent a year ago.

The table on this page illustrates the derivation of cost of capital for the year under review and the prior year.

[illegible]

	2001	[illegible]
Risk-free interest rate	5.6%	5.6%
Market premium	5.0%	5.0%
Beta factor[1]	0.70	0.80
Cost of equity (after taxes)	**9.1%**	**9.6%**
Cost of debt (before taxes)	5.9%	5.9%
Tax shield (35%)[2]	-2.1%	-2.0%
Cost of debt (after taxes)	**3.8%**	**3.9%**
Share of equity	45%	60%
Share of debt	55%	40%
Cost of capital (after taxes)	**6.2%**	**7.3%**
Cost of capital (before taxes)[3]	**9.5%**	**11.2%**

[1]The beta factor is used as an indicator of a stock's relative risk. A beta of more than 1 signals a higher risk than the risk level of the overall market; a beta factor of less than 1 signals a lower risk.
[2]The tax shield takes into consideration that the interest on debt reduces the tax burden.
[3]Cost of capital before taxes x (1 - tax rate) = cost of capital after taxes
9.5% x (1 - 35%) = 6.2%.

Based on the Group's average cost of capital before taxes of 9.5 percent, our return targets for the individual segments vary between 7.6 percent and 13.5. This range reflects the segments' different capital structures and risk profiles.

E.ON Group ROCE

€ in million	2001	2000
Internal operating profit	**3,553**	**2,445**
+ Interest income (net) charged against internal operating profit[1]	710	691
= EBIT	**4,263**	**3,136**
+ Goodwill amortization	588	874
= EBITA	**4,851**	**4,010**
- EBITA of divested telecoms interests[2]	-	455
= EBITA after telecoms divestments	**4,851**	**4,465**
Intangible assets and property, plant, and equipment	44,744	38,558
+ Shares in affiliated and associated companies and other share investments	10,103	20,002
+ Cumulative goodwill amortization	1,871	1,574
+ Inventories	4,997	7,166
+ Accounts receivable	9,330	11,297
+ Other noninterest-bearing current assets (including prepaid expenses)	8,530	9,036
- Noninterest-bearing provisions[3]	-17,805	-15,080
- Noninterest-bearing liabilities (including deferred income)	-14,083	-15,195
= Capital employed before divestments/discontinued operations	**47,687**	**57,358**
- Capital employed in divested telecoms interest	-	-7,191
- Capital employed in discontinued operations	-478	-3,461
Capital employed after divestments/discontinued operations	**47,209**	**46,706**
Average annual capital employed	**46,958**	**44,376**
ROCE	**10.3%**	**10.1%**

[1]This figure is calculated by adding in interest expenses and subtracting interest income. "Segment information by Division" on pages 76-77 explains the derivation of interest income (net) charged against internal operating profit.
[2]Losses are added in, earnings are subtracted. This figure is adjusted for the divestment of VIAG Interkom and Orange Communications (OCSA).
[3]Noninterest-bearing provisions mainly include short-term provisions. They do not include provisions for pensions, nuclear-waste management, or other interest-bearing, long-term provisions.

ROCE. ROCE is defined as the ratio of earnings before interest, taxes, and amortization (EBITA) to the capital employed. Capital employed represents the interest-bearing capital tied up in a company. Capital employed is equal to operating assets less the amount of non-interest-bearing available capital. Goodwill from acquisitions is considered on a gross basis.

ROCE measures the sustainable return on invested capital generated by operating a business. We chose to use EBITA as the earnings measure because it is net of the effects of taxes, financial transactions, and acquisitions. Moreover, EBITA does not include one-off and rare effects.

The table at left shows the E.ON Group's ROCE and how it is derived.

ROCE in 2001. In the 2001 financial year, our ROCE was up slightly, increasing 0.2 percentage points to 10.3 percent. The Company's return was thus markedly above its cost of capital before taxes of 9.5 percent. This is primarily the result of the positive development in our core energy business. The cyclical earnings decline at Degussa prevented the Company from being able to post a greater increase in ROCE.

We adjusted figures for earnings and capital employed for the discontinued operations of MEMC and VAW aluminium to improve comparability. In order to increase the information value of ROCE figures, we have also adjusted prior-year figures to reflect the disposition of VIAG Interkom and Orange Communications.

ROCE by Division[1]

€ in million	Energy 2001	Energy 2000	Chemicals 2001	Chemicals 2000	Oil 2001	Oil 2000
Internal operating profit	**1,971**	**1,725**	**541**	**672**	**432**	**310**
+ Interest income (net) charged against internal operating profit[2]	68	-87	344	314	185	168
= EBIT	**2,039**	**1,638**	**885**	**986**	**617**	**478**
+ Goodwill amortization	237	212	235	215	54	63
= EBITA	**2,276**	**1,850**	**1,120**	**1,201**	**671**	**541**
÷ **Capital employed**	**19,013**	**17,151**	**12,192**	**11,727**	**4,808**	**3,612**
ROCE	**12.0%**	**10.8%**	**9.2%**	**10.2%**	**14,0%**	**15.0%**
Cost of capital	**10.5%**		**12.0%**		**10.6%**	

[1]To increase comparability, figures for 2001 are compared with pro-forma figures from the prior year.
[2]This figure is calculated by adding in interest expenses and subtracting interest income.

Our Energy Division's return rose to 12 percent—distinctly above the prior-year figure and the Energy segment's cost of capital. The higher return is primarily attributable to our ongoing cost-cutting measures and the realization of merger synergies. The recovery in electricity prices and the systematic implementation of our margin-oriented sales strategy also helped to boost Energy's ROCE. The marked increase in capital employed reflects the first-time consolidation of Sydkraft.

Our Chemicals Division's ROCE declined to 9.2 percent owing to its difficult cyclical environment. Prices and margins in the chemicals industry were under considerable pressure in 2001. We have already introduced a number of countermeasures designed to improve the unsatisfactory return situation. The measures include programs designed to leverage restructuring potential and lastingly improve business processes.

In the year under review, our Oil Division's ROCE fell to 14 percent. But this segment again far exceeded its cost of capital. The primary reason for the decline was the sharp increase in capital employed owing to the first-time inclusion of Aral for an entire financial year. Oil's earnings were up significantly year-on-year, mainly due to improved service station operations, which benefited from higher margins.

Expanded housing unit sales as well as the expansion at Viterra Energy Services enabled our Real Estate Division to again post a slightly higher return of 11.8 percent. However, this Division's ROCE is overstated in absolute terms because of the low book values of its housing stock.

Higher sales and lower customer-acquisition costs at our two remaining telecoms shareholdings—Connect Austria and Bouygues Telecom—led to a better return in our Telecommunications segment. ROCE remained negative, however, owing to startup losses.

The decline in Distribution/Logistics' ROCE is solely attributable to portfolio measures. Stinnes, the single remaining business in this segment, posted a higher return year-on-year and markedly exceeded its cost of capital.

	Real Estate		Telecommunications (excluding VIAG Interkom/OCSA)		Distribution/Logistics		Other/consolidation		E.ON Group (excluding VIAG Interkom/OCSA)	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	245	**212**	**-148**	**-295**	**299**	**461**	**213**	**-185**	**3,553**	**2,900**
	91	73	63	41	122	181	-163	1	710	691
	336	**285**	**-85**	**-254**	**421**	**642**	**50**	**-184**	**4,263**	**3,591**
	5	13	5	4	63	84	-11	282	588	874
	341	**298**	**-80**	**-250**	**484**	**726**	**39**	**98**	**4,851**	**4,465**
	2,899	**2,576**	**1,294**	**3,071**	**3,858**	**5,449**	**2,894**	**789**	**46,958**	**44,376**
	11.8%	**11.6%**	**-6.2%**	**-8.1%**	**12.5%**	**13.3%**	**-**	**-**	**10.3%**	**10.1%**
	7.6%		13.5%		10.9%		-		9.5%	

Employees[1]

	Dec. 31, 2001	Dec. 31, 2000	+/- %
Energy	39,560	34,406	+15
Other Activities			
Chemicals	54,140	62,110	-13
Oil	7,586	8,593	-12
Real Estate	5,735	5,567	+3
Telecommunications	1,612	1,409	+14
Distribution/Logistics	42,714	53,439	-20
E.ON AG/other	606	659	-8
Total	**151,953**	**166,183**	**-9**

[1] Excludes MEMC and VAW aluminium.

Strategic role played by human resources management. In view of E.ON's strategy, the Group's performance depends increasingly on the skills and qualifications of its employees and executives. The strategic role played by human resources management is to recruit and develop employees and managers across the Group.

We believe that the ongoing professional development of employees and managers is as important as the training we provide to interns. Competition is becoming more international, and E.ON is preparing to meet it with targeted, systematic development programs tailored to the Company's needs. We have also enhanced our on-campus recruiting activities and initiated a trainee program to help E.ON compete successfully for top university graduates.

The central goals of all our professional development programs are to make our employees think and act like entrepreneurs, to develop their intercultural competence, and to enhance their initiative, flexibility, and innovativeness.

Performance-based compensation. One of our key tasks in 2001 was to design a performance-based compensation system. To this end, we increased the variable component of all employees' remuneration. The variable element takes into account both corporate and personal performance. The size of the variable component depends to a large extent on employees achieving personal goals that are defined each year.

Job-creation initiatives. In 2001, we again were active in the job-creation initiative that was launched in 1997 with the cooperation of the Group Works Council. E.ON will continue to take part in this initiative. In Germany, 6,418 young people are currently doing their apprenticeships in the E.ON Group. These trainees make up 7 percent of the Group's workforce, which means that E.ON maintained the previous year's high ratio of trainees. We also created 133 additional jobs under our Venturing into New Worlds of Work initiative. This scheme is designed to give young people without a high-school diploma the opportunity to acquire crucial work experience.

Group-wide professional development: E.ON Academy. Launched in October 2001, E.ON Academy is a central component of our human resources and executive development. The Academy combines proven next-generation and executive development programs with new offerings. For example, we supplemented our existing E.ON-INSEAD seminars for senior management with a new program specially developed for E.ON by the Harvard Business School. We intend to examine the possibility of working with the newly founded European School for Management and Technologies (ESMT).

A Group-wide job rotation plan gives managers at all our subsidiaries the opportunity to gain experience on the job and become familiar with other parts of the Company.

Each year, we carry out detailed and thorough management reviews to evaluate the executive potential of current E.ON Group employees. The results of these reviews serve as the foundation for the Group's succession planning as well as for individually tailored professional development schemes. The E.ON Executive Forum plays an important role in helping the Company to fill senior executive positions with managers from within the E.ON Group.

Disposals in line with reduce Group staff count. The E.ON Group employed some 152,000 people at the end of 2001—a year-on-year decline of around 14,200 employees or 9 percent.

The roughly 6,600 employees of MEMC and the approximately 15,000 people working for VAW aluminium were removed from our year-end staff counts for 2001 and 2000. In accordance with U.S. GAAP, figures for these companies are reported under "Discontinued operations" in E.ON's Consolidated Financial Statements. The decline in the number of Group employees in continuing operations results primarily from the disposal of Klöckner & Co (about 11,400 employees). Ongoing restructuring measures at all our subsidiaries—particularly in Germany—also contributed to the decline.

Energy's staff count rose by 15 percent to 39,560 due to the acquisition of a majority stake in Sweden's Sydkraft, which added 6,300 employees, and of Hein Gas, which added 1,300 employees. The takeover of Laporte added roughly 2,000 employees to our Chemicals Division. Despite this major acquisition, the headcount in our Chemicals segment declined by roughly 8,000 employees, or 13 percent, to 54,140 owing to asset sales in conjunction with Degussa's focus on its core specialty chemicals business.

Net added value

	2001		pro forma 2000	
	€ m	%	€ m	%
Employees (personnel costs)	9,054	64	9,844	56
thereof:				
Wages and salaries	(6,909)	(49)	(7,808)	(45)
Social security	(1,276)	(9)	(1,266)	(7)
Insurance pensions	(869)	(6)	(770)	(4)
Creditors (interest)	1,257	9	1,148	6
Governments (taxes)	761	5	2,543	14
Shareowners (dividends)	1,100	8	972	6
Company (increase in retained earnings)	2,037	14	3,223	18
Net value added	**14,209**	**100**	**17,730**	**100**

Application of net added value within the E.ON Group



Company 14%
(increase in retained earnings)
Creditors 9%
(interest)
Governments 5%
(taxes)
Shareowners 8%
(dividends)
64% Employees
(personnel costs)

Environmental protection[1]

€ in millions	2001	2000	+/- %
Investments	155	132	+17
Operating costs[2]	817	847	-4

[1] Preliminary figures.
[2] Includes capital service.

Caring for the environment is a key part of the way E.ON and our subsidiaries do business. Our stewardship includes integrating conservation issues into the planning stage of projects, monitoring the environmental corporate citizenship of our suppliers, and striving continuously to use resources even more efficiently. We are particularly committed to protecting the earth's climate.

In 2001, E.ON Energie's nuclear power stations generated 66 billion kilowatt-hours (kWh) of power (including jointly operated nuclear generating plants increases this figure to 110 billion kWh). Our energy subsidiary's hydroelectric stations generated roughly 14 billion kWh of electricity. This means that 55 percent of our proprietary generation did not produce any carbon dioxide (CO_2) or other pollutants like sulfur dioxide, nitrogen oxide, or dust. Our energy resource portfolio thus enabled us to prevent approximately 80 million metric tons of CO_2 from entering the atmosphere (including jointly operated generation assets raises this figure to roughly 124 million metric tons of CO_2).

As part of the energy industry's voluntary commitment to cut greenhouse gas emissions, E.ON Energie has agreed to make further marked reductions in CO_2 emissions by 2010. Key areas include working to use and generate energy more efficiently, burning regenerative fuels, and building and operating generating facilities that use renewables. We are actively pursuing projects and development programs in this area. E.ON Energie is currently focusing primarily on biomass and wind energy projects. It is planning to build three new biomass power plants in Zolling, Landesbergen, and Stapelfeld. In addition to examining ways to employ wind energy at its own sites, the company's main project is the Rheine wind park in the Emsland region of northwest Germany. Rheine's 16.5 megawatt wind park is expected to go online in the summer of 2002. Offshore wind power facilities are currently in the planning stage. In addition, E.ON Energie markets energy products designed for environmentally conscious consumers.

E.ON Energie's natural gas operations also make a substantial contribution to protecting the environment. Compared with burning other fossil fuels, using this highly efficient and environmentally friendly energy source in the industrial, residential, and commercial sectors helps to reduce CO_2 emissions appreciably. Gas-fired generation thus also makes a contribution to protecting the earth's climate.

In the areas of electric transmission and distribution, E.ON Energie's stewardship of the environment likewise goes beyond merely complying with existing laws. E.ON Netz, the company's power grid operator, incorporates environmental concerns into the planning process for power line construction even if this leads to higher costs. We work closely with environmental protection agencies, particularly in sensitive nature preserves. E.ON Netz increasingly employs water-soluble products for the anti-corrosive coatings that must be applied to protect electricity pylons. These coatings do not contain heavy metals and are much safer for the environment. And in order to minimize noise pollution, our transformer stations use optimized transformers across all voltage levels.

We have always operated our water business in the knowledge that water is a critical part of our food supply. Germany's drinking water standards are among the most stringent in the world. Gelsenwasser is committed to maintaining these standards and so continued to pursue its strict environmental management program in 2001. For example, Gelsenwasser works closely with the agricultural community to reduce the harmful run-off of nitrates and pesticides. In addition, Gelsenwasser uses biodiesel in company vehicles. Gelsenwasser has been cooperating for many years with conventional farmers and is now expanding its program to include organic farms. In water conservation areas, Gelsenwasser supplements government subsidies for farmers who convert to organic farming. With this initiative, we intend to play an active role in helping to minimize ground and surface water contamination.

Although Degussa's investments in environmental protection rose year-on-year, they are still well below the levels of the early 1990s. This demonstrates that Degussa increasingly takes an integrated approach to environmental protection and manages the stewardship process more efficiently.

Degussa implemented a number of measures in the year under review. In Marl, Infracor completed a wastewater management project that increased the flexibility of retention systems and reorganized the emissions disposal system at Marl's river terminal. At the chlorosilane production facility in Bitterfeld, the company increased the product yield and reduced waste amounts by altering the production process. It completed a project to retain water in the fire-fighting system in Essen. And work was continued on a centralized wastewater treatment facility in Trostberg.

Degussa also invested in a range of wastewater management measures in Antwerp, Belgium, particularly in a new buffer tank that will ease the strain on the wastewater treatment facility during periods of high usage. Together with municipal governments, we built an organic wastewater treatment plant in Weißenstein, Austria. The facility will treat both production wastewater from our plant as well as the wastewater from the surrounding communities. Degussa significantly increased the capacity of the wastewater treatment plant in Mobile, Alabama. During the construction of a new industrial plant in Paulinia, Brazil, a variety of measures were employed to ensure air quality and preserve resources. These include installing equipment to utilize residual gases for drying processes and wastewater recycling.

Degussa is unequivocally committed to voluntarily improving environmental and health protection as well as security. Degussa participates actively in the global chemical industry's Responsible Care Initiative. Degussa has high standards for security. Following the September 11 terrorist attacks against the U.S., we reviewed our already stringent security measures and tightened them even further where we deemed it necessary. Heightened vigilance applies not only to our production facilities, but also to the storage and transport of the chemicals we produce. To this end, Degussa does security checks on customers and delivery destinations to prevent the misuse of its products. Degussa works closely with other chemical companies, trade organizations, and government authorities to enhance security throughout the company. Degussa set up a special security task force for the NAFTA zone.


103
D RIOTH
SYMPHONY


NO SMOKING
1
2
3
4

Joshua Bell. He gave his first public performance as a violinist when he was seven years old. At ten, he won the Indiana state junior tennis championship. He decided to focus on one of his talents, and today he's one of the world's premier violin virtuosos.

Energy

- Energy Division on course for growth
- Internal operating profit up 14 percent
- Increase in internal operating profit expected for 2002

Energy Division on course for At our Energy Division, the 2001 financial year was mainly characterized by the successful portfolio management measures we executed in line with our In addition to instituting internal improvements and making structural adjustments, E.ON Energie actively manages its portfolio on an ongoing basis. Wherever it makes strategic sense and is feasible from an antitrust standpoint, E.ON Energie intends to take a majority interest in companies in which it already holds a minority stake.

- Outside Germany, the acquisition of a majority interest in Sweden's Sydkraft was the outstanding event of the 2001 financial year. Sydkraft is Sweden's second-largest energy utility. It supplied some 30 billion kilowatt-hours (kWh) of power and had revenues of roughly €2.1 billion in 2001. Sydkraft's energy resource portfolio consists predominantly of nuclear and hydroelectric generation. Sydkraft supplies approximately 1 million customers with electricity, natural gas, and heating. The company's main presence is in southern Sweden. E.ON Energie holds 60.8 percent of Sydkraft's capital stock and 65.8 percent of the Swedish utility's voting rights. As of May 1, 2001, Sydkraft is fully consolidated.

- In January 2002, E.ON Energie acquired a 34 percent interest in Espoon Sähkö, a Finnish energy utility. The acquisition marks another milestone in E.ON Energie's expansion in Scandinavia. The City of Espoo holds another 34 percent of Espoon Sähkö. A syndicate agreement with the City of Espoo will form the basis for the utility's joint management. Under Finnish law, this obligated E.ON Energie to submit a public tender offer to all outstanding shareowners. Fortum, another Finnish energy utility, currently holds 28 percent of Espoon Sähkö; 4 percent of the company's stock is widely held. If Fortum accepts the tender offer, it is likely that E.ON Energie would achieve a majority interest in Espoon Sähkö during the 2002 financial year. Finland's fourth-largest utility, Espoon Sähkö provides retail electric service to some 150, 000 customers, supplies around 3 billion kWh of power and 2 billion kWh of heating, and generates roughly €200 million in sales.

- In Germany, E.ON Energie took ownership of HEW's stake in Hamburger Gaswerke GmbH (Hein Gas) in May 2001. E.ON Energie's 89.9 percent shareholding now gives it a majority interest in Hein Gas.

- Energie-Aktiengesellschaft Mitteldeutschland and Gelsenwasser won the call for bids to acquire a 49.9 percent stake in Stadtwerke Göttingen, the municipal utility for Göttingen in north-central Germany.

E.ON Energie AG, Munich

€ in millions	2001	pro forma 2000	[illegible]
Sales	18,449	13,350	+3[illegible]
thereof: electricity tax	694	348	+99
EBITDA	4,028	3,597	+12
EBIT	2,039	1,638	+24
Internal operating profit	1,971	1,725	+14
ROCE (in %)	12.0	10.8	+1.2[1]
Capital employed (annual average)	19,013	17,151	+11
Cash flow from operations	2,792	1,547	+80
Investments	4,027	3,766	+7
Employees at year end	39,560	34,406	+15

[1] Difference in percentage points.

- E.ON Energie also expanded its portfolio via the company's shareholding in the Thüga/Contigas Group. Thüga's acquisitions included a 49.4 percent shareholding in Energieversorgung Wiesbaden and 35 percent in Stadtwerke Pforzheim, both municipal utilities in southwestern Germany.

Restructuring systematically continued. In 2001, we systematically continued the restructuring measures initiated in the previous year. In the wake of the PreussenElektra-Bayernwerk merger, the high-voltage grid operating companies of both predecessor entities were combined. Their conventional power station subsidiaries were merged into E.ON Kraftwerke and their nuclear generation companies into E.ON Kernkraft.

As of January 1, 2001, four Bavarian regional utilities (OBAG, EVO, ÜWU, and GFA) were merged into Isar-Amperwerke. The new entity, renamed "E.ON Bayern," has its headquarters in Regensburg and is Germany's largest regional utility. The company is responsible for all of E.ON Energie's electricity sales and grid services in the German state of Bavaria.

Furthermore, E.ON Energie reevaluated the task areas of E.ON Vertrieb and E.ON Trading. As of January 1, 2002, the two companies were merged into E.ON Sales & Trading (EST) with headquarters in Munich. By executing the merger, E.ON Energie responded to the trend among regional and municipal utilities and large industrial customers to incorporate power trading into their procurement and supply strategies. EST will focus its operations on the wholesale market, supplying electricity to large industrial customers and regional utilities.

E.ON Energie's regional distribution companies are responsible for providing retail electric service to small and medium-sized industrial clients and residential customers in their respective service territories.

Contigas and Thüga, both E.ON Energie subsidiaries, had operations that overlapped to a considerable degree and were therefore merged in the year under review. To effectuate the merger, Contigas assets that matched the future entity's business activities were transferred to Thüga.

As of July 1, 2001, our Energy Division also combined its two IT service enterprises, Synergis and Gedos, to form is:energy. The new company is among Germany's largest full-service IT providers for the energy industry.

Primary energy consumption in Germany in 2001

Total: 494.8 million tons coal equivalent (MTCE)



Other
9.9 MTCE
Nuclear
63.7 MTCE
Lignite
55.6 MTCE
Hard coal
65.0 MTCE
Hydro, wind
3.8 MTCE
Oil
190.3 MTCE
21.5%
Natural gas
106.6 MTCE

2001 net power generation on Germany's public grid

Total: 477.5 billion kWh (TWh)



Hydro
23.7 TWh
Natural gas
33.6 TWh
Hard coal
109.5 TWh
Other
8.8 TWh
Oil
1.2 TWh
Nuclear
161.2 TWh
29.2%
Lignite
139.5 TWh

Nuclear energy is Germany's most significant energy source.

EU Commission's merger-control requirements fulfilled. The EU Commission gave antitrust approval, under certain conditions, to the merger of VEBA and VIAG to form E.ON. These conditions included the disposition of the new company's shareholdings in VEW, Veag/Laubag, Bewag, and HEW. A legal dispute, first with the Berlin Senate and then with another Bewag shareholder (Mirant: formerly Southern Energy), for a time blocked the disposition of the Company's Bewag stake. Extensive negotiations with an arbitrator were required before a satisfactory solution could be reached. On May 16, 2001, the EU Commission approved the solution. Ownership of E.ON's Bewag shares was transferred to HEW. This transaction marked the Company's fulfillment of the EU Commission's merger-control requirements.

Throughout the compliance process, it was E.ON Energie's strategy to exchange the shareholdings it was required to divest for other shareholdings whenever this was feasible and made business sense. By pursuing this strategy, E.ON Energie obtained the following ownership interests in the 2001 financial year:

- 61.9 percent of Hein Gas in Germany
- 15.7 percent of Sydkraft and a 33.3 percent interest in Baltic Cable in Sweden
- 10.6 percent of the Lithuanian utility LPC in the Baltic region
- 41.7 percent of the regional utility VCE in the Czech Republic

Primary energy and electricity consumption in Germany. Preliminary estimates for 2001 put Germany's consumption of primary energy at about 495 million tons coal equivalent, a 2 percent increase from the country's consumption in 2000 (see the above-left graphic). The various energy sources had roughly the same share of total energy consumption as they had had in the prior year.

Electricity consumption from Germany's public grid was essentially unchanged from the previous year. At 161 billion kWh, nuclear energy generation was likewise on par with the prior-year figure. Nuclear energy met 34 percent of Germany's power needs in 2001. Conventional generating units covered around 59 percent of German consumption, hydroelectric plants 5 percent, and wind and other types of generating facilities a total of roughly 2 percent.

Power sales volume increases substantially. Power supplied rose 51 percent year-on-year to 318 billion kilowatt-hours (kWh). The increase results primarily from substantially higher commodity trading volumes as well as the inclusion of Sydkraft, which has been fully consolidated since May 1, 2001. E.ON Energie supplied 10 percent more electricity to standard-rate customers and 65 percent more power to industrial and other special-rate customers. Electricity supplied to regional and municipal electric companies increased 1 percent.

Power supplied by E.ON Energie

Billions of kWh (TWh)


Special-rate 86.7
customers
Standard-rate 34.3
customers
Transmission 9.4
losses,
pumped storage
Distributors/
power trading

Power supplied by E.ON Energie

Billions of kWh (TWh)	2001	pro forma 2000	+/- %
Standard-rate customers	34.3	31.3	+10
Special-rate customers	86.7	52.6	+65
Regional & municipal utilities	104.7	103.8	+1
Power trading	92.5	23.4	+295
Total	**318.2**	**211.1**	**+51**

Electricity procurement in 2001 totaled around 328 billion kWh. This figure is 49 percent or 108 billion kWh higher than in the previous year. Of this total, 142 billion kWh of power came from E.ON Energie's own generation assets, 14 percent or 17 billion kWh more than in the prior year. This means that 43 percent (2000: 57 percent) of E.ON Energie's procurement needs were met by electricity from its own generation fleet. In 2001, E.ON Energie procured 186 billion kWh from outside sources (including power trading), 96 percent increase from 2000. This raises the percentage of electricity the company procures from outside sources to 57 percent versus 43 percent a year ago.

E.ON Energie power procurement in 2001


Other suppliers
Own
generation
Jointly operated
power stations

E.ON Energie power procurement

Billions of kWh (TWh)	2001	pro forma 2000	+/- %
Proprietary generation	141.8	124.6	+14
Procurement	185.8	94.9	+96
Jointly operated power stations	17.5	16.8	+4
Outside sources	168.3	78.1	+115
Electricity procured	**327.6**	**219.5**	**+49**
Internal use, transmission losses, pumped storage	-9.4	-8.4	-12
Power supplied	**318.2**	**211.1**	**+51**

Sources of proprietary generation

Percentages	2001	pro forma 2000
Nuclear	45.0	44.5
Hard coal	30.3	34.5
Lignite	9.6	9.8
Hydro	10.2	7.0
Natural gas/oil and other	4.9	4.2

E.ON Energie generation capacity

In megawatts	Dec. 31, 2001	Dec. 31, 2000
Nuclear energy	8,437	8,377
Lignite	2,076	2,077
Hard coal	7,230	8,441
Natural gas	3,066	3,921
Oil	1,152	1,152
Hydro	2,854	2,854
Other	66	46
In Germany	**24,881**	**26,868**
Nuclear energy	2,632	-
Hard coal	1,353	1,353
Natural gas	1,524	800
Oil	787	-
Hydro	2,426	-
Other	35	-
Outside Germany	**8,757**	**2,153**
Total	**33,638**	**29,021**

Power trading volume[1]

Billions of kWh (TWh)	2001	pro forma 2000
Sales	92.5	23.4
Purchases	95.3	22.7
Total	**187.8**	**46.1**

[1] Includes spot trading.

In 2001, E.ON Energie's nuclear and hard-coal power stations were responsible for 75.3 percent of its proprietary generation compared with 79.0 percent in the previous year. Nuclear energy's share of generation rose from 44.5 percent in 2000 to 45.0 percent in the year under review, while hard coal's share declined from 34.5 percent to 30.3 percent. Electricity generated from lignite accounted for 9.6 percent compared with 9.8 percent in the previous year; power from hydroelectric stations, for 10.2 percent against 7.0 percent in the prior year. The share of energy produced from other sources rose to 4.9 percent from 4.2 percent a year ago.

Power trading volume increases again. E.ON Energie traded 188 billion kWh of electric energy in the 2001 financial year, again increasing its trading volume year-on-year. Trading operations are focused on Germany and Scandinavia. Increasingly, E.ON Energie trades on the power exchanges in Leipzig, Frankfurt, Amsterdam, and Oslo. Power trading supplements E.ON Energie's traditional electric utility operations by augmenting the company's procurement options, which, in turn, helps to improve its cost position. Trading electric capacity and energy enables E.ON Energie to supply power at competitive prices every day, around the clock. In addition, E.ON Energie trades natural gas through D-Gas, headquartered in the Netherlands. D-Gas, a 75:25 joint venture under the management control of E.ON Energie, has an experienced team of British gas traders. E.ON Energie's trading activities comply with detailed company guidelines, preset limits, and trading strategies.

Internal operating profit climbs 14 percent. In the 2001 financial year, E.ON Energie posted substantially higher sales compared with the prior year. The company's electricity operations in and outside Germany reported the largest advance. In addition to the slight recovery of electricity prices, the increase stems principally from the expansion of power trading operations and the first-time consolidation of Sydkraft. Natural gas sales were also up sharply year-on-year. This was mainly the result of the first-time consolidation of Hein Gas Hamburger Gaswerke and Sydgas, a subsidiary of Sydkraft. Revenue and sales volume from our water business were largely unchanged.

Sharply higher sales and ongoing efficiency-boosting measures combined to increase Energy's internal operating profit by 14 percent. Without the inclusion of Sydkraft, operating earnings advanced 7 percent.

E.ON Energie—or the former PreussenElectra and Bayernwerk—had shareholdings in E-Plus, Cablecom, Orange Communication, and VIAG Interkom. The resulting tax burden from the disposal of these telecommunication activities was charged to E.ON Energie and reduced its cash flow from operations. We reclassified these tax effects from the Energy segment to the Telecommunications segment to show the energy-related cash flow more clearly. Prior-year figures have been adjusted accordingly.

The table at right contains E.ON Energie's key figures, published for the first time by business unit. Prior-year figures are not available.

The electricity business unit consists of E.ON Energie's operations in Germany in the areas of nuclear and conventional thermal generation, hydroelectric production, electric transmission and distribution as well as power trading and supply.

The gas business unit comprises the natural gas operations of E.ON Energie's regional utilities in Germany.

The water business unit includes the water operations of Gelsenwasser and a number of German regional utilities.

The foreign business unit comprises E.ON Energie Group companies outside Germany. These include Sydkraft, Baltic Cable, and E.ON Scandinavia in Scandinavia, E.ON Hungaria in Hungary, and E.ON Benelux in the Netherlands—including their respective subsidiaries—as well as E.ON Italia and Electra Italia in Italy.

2001 key figures by business unit

€ in millions	Sales[1]	EBITDA	Internal op. profit	Investments	Employees
In Germany					
Electricity	12,068	2,612	1,919	941	24,638
Gas	2,661	404	195	396	3,105
Water	245	87	47	196	1,119
Foreign	2,670	678	284	2,050	8,715
Other/ consolidation	111	247	-474	444	1,983
Total	**17,755**	**4,028**	**1,971**	**4,027**	**39,560**

[1] Excludes electricity tax.

Power station shutdowns on schedule. On the whole, the earnings situation in Germany's electric generation sector remains difficult. In this environment, E.ON Energie decided in the year 2000 to take a total of some 4,900 MW of generation capacity offline. The move primarily affects the Stade nuclear power station as well as smaller and older conventional generating units that are unable to operate profitably. A large share of capacity reductions was already completed in 2001.

Agreement signed on the future of Germany's nuclear power stations. On June 11, 2001, representatives of Germany's energy industry and the federal government signed an agreement on the future of the country's nuclear power stations. The main components of the agreement were included in the amendments to Germany's Nuclear Power Regulations Act. Germany's parliament *(Bundestag)* adopted the amended Act on December 14, 2001. The Act took effect in February 2002 when it was published in the *Bundesgesetzblatt*. It safeguards the operation of nuclear generating facilities from political interference and resolves issues related to waste management. In addition, the amended Nuclear Power Regulations Act increases the liability coverage requirement to roughly €2.5 billion.

Gas business systematically expanded. In the 2001 financial year, E.ON Energie continued to systematically expand its natural gas operations. The transfer of Contigas assets to Thüga helped to cement E.ON Energie's position in the German gas market.

After acquiring a 61.9 percent interest in Hein Gas, E.ON Energie now holds, together with Thüga, 89.9 percent of the company. Achieving majority ownership of Hein Gas substantially improves E.ON Energie's market position in gas. Hein Gas supplies gas and heat to more than 700,000 customers in Hamburg, Schleswig-Holstein, and Lower Saxony. Via HGW Hansegas, a wholly owned subsidiary, Hein Gas provides retail natural gas service to another 50,000 customers in Mecklenburg-Vorpommern. Taken together, Hein Gas and HGW Hansegas sell roughly 40 billion kWh of natural gas annually.

Sydgas, a wholly owned subsidiary of Sydkraft, manages E.ON Energie's natural gas operations in Sweden. Sydgas sells some 8 billion kWh of gas annually and is Sweden's market leader in the end-customer segment.

E.ON Energie increased its natural gas sales volume 32 percent to 95.8 billion kWh from 72.4 billion kWh in the previous year. The advance is mainly attributable to the first-time inclusion of Hein Gas and Sydgas.

Via its shareholdings in gas utilities, E.ON Energie is also active in other European gas markets, such as Italy, Hungary, and the Netherlands.

Germany's largest privately owned water utility. E.ON Aqua, a wholly owned subsidiary of E.ON Energie, holds more than 80 percent of Gelsenwasser. This makes E.ON Aqua Germany's largest privately owned water utility.

Water and wastewater treatment services are established parts of E.ON Energie's range of energy service offerings. Gelsenwasser's numerous shareholdings and operations in Germany and abroad make it the Group's competency center for municipal and industrial water supply and wastewater treatment. Gelsenwasser is responsible for enlarging E.ON Energie's water utility operations in Germany and adjacent countries—mainly in Central and Eastern Europe—where today Gelsenwasser is already active. Gelsenwasser currently supplies water to some 4 million inhabitants.

In its water business unit, E.ON Energie sold 235.5 million m^3 of water in 2001 compared with 259 million m^3 in the prior year.

Investments up slightly. Energy's capital expenditures rose slightly year-on-year to €4.0 billion (2000: €3.8 billion). E.ON Energie increased its investments in property, plant, and equipment by some 10 percent to €1.1 billion. As in the prior year, the greater part of these capital expenditures—€0.6 billion—served to optimize electric and district heating distribution service. €0.3 billion was invested in electricity and heating generation assets. Capital spending on natural gas distribution and other areas amounted to €0.2 billion.

Investments in financial assets amounted to €2.9 billion. The acquisition of additional shares in Sydkraft in the amount of €1.4 billion was the Energy segment's most significant single investment. E.ON Energie invested €0.8 billion in associated companies. Expenditures for other financial assets totaled €0.7 billion.

Research and development. E.ON Energie is actively involved in the refinement of technologies for the various stages of energy generation and distribution. These activities are aimed at making current systems even more efficient as well as promoting new and promising technologies.

E.ON Energie improves the efficiency of its own generation fleet by utilizing new materials, innovative monitoring and control systems, and an innovative process for optimizing the amount of coal fired. By pursuing these measures, E.ON Energie is making a substantial contribution to the reduction of CO_2 emissions. The company carries out long-term research studies to refine leading-edge designs for generating electricity, such as pressurized coal-dust firing or next-generation nuclear reactors equipped with passive security systems. The application of novel materials like high temperature superconductors would not only make it possible to further reduce network losses, but could also further boost reliability. In pilot projects, E.ON Energie is already using the first prototypes of current limiters constructed of these materials.

In the area of distributed generation, demonstration projects are used to test and refine emerging technologies. We are conducting scientific experiments on natural-gas-driven fuel cells of various sizes and, together with manufacturers and industrial partners, developing entirely new applications. At one industrial facility, for example, fuel cells not only produce heat and electricity, but the resulting CO_2 is channeled back into the production process. E.ON Energie also engines, and micro gas turbines on an experimental basis.

Outlook. For 2002, we anticipate that power prices will continue to recover. Moreover, we expect earnings-enhancing effects from our stringent cost-management measures and from merger-related synergies. Overall, we anticipate that our Energy segment's 2002 internal operating profit will surpass the figure for 2001.

E.ON Energie's strategic goal is to continue expanding its electricity and natural gas businesses by means of acquisitions in and outside Germany. To this end, the company is seeking to achieve a majority stake in Energie-Aktiengesellschaft Mitteldeutschland and in Espoon Sähkö, the Finnish energy utility.





Degussa AG, Düsseldorf

€ in millions	2001	pro forma 2000	+/- %
Sales	17,398	20,267	-14
EBITDA	2,105	2,249	-6
EBIT	885	986	-10
Internal operating profit	541	672	-19
ROCE (in %)	9.2	10.2	-1[1]
Capital employed (annual average)	12,192	11,727	+4
Cash flow from operations	881	501	+76
Investments	2,093	1,868	+12
Employees at year end	54,140	62,110	-13

[1] Difference in percentage points.

Sales by division[1]

€ in millions	2001	pro forma 2000	+/- %
Core activities	**10,843**	**10,442**	**+4**
Health & Nutrition	1,186	1,078	+10
Construction Chemicals	1,741	1,680	+4
Fine & Industrial Chemicals	2,124	1,890	+12
Performance Chemicals	1,407	1,362	+3
Coatings & Advanced Fillers	2,277	2,393	-5
Specialty Polymers	1,264	1,297	-3
Other	844	742	+14
Non-core activities	**4,418**	**6,473**	**-32**
Total	**15,261**	**16,915**	**-10**

[1] Excludes precious-metals trading.

Cyclical downturn in chemicals industry. In early 2001, Germany's chemicals industry was still optimistic about continuing the momentum from a successful year 2000. But figures for the first quarter already indicated that chemicals production had just barely surpassed the year-earlier numbers. In the second quarter, production actually declined year-on-year. Summer saw a modest recovery in chemicals manufacturing, but the production index began to trend downward again beginning in August. Production fell year-on-year in both the third and fourth quarters. For the year as a whole, chemicals production in 2001 declined 2.2 percent. At 1.2 percent, sales fell less steeply owing to modestly higher product prices. Compared with other EU countries with significant chemicals sectors, the economic situation in Germany was the weakest.

But the European chemicals industry also felt the impact of the economic slowdown—particularly the recessions in the U.S. and Japan. Domestic demand declined further, and exports grew at only half of the previous year's rate. The U.S. chemicals sector had its worst year in two decades. The factors that precipitated the cyclical downturn were higher raw material costs early in the year, a stronger dollar that hampered exports, and lower demand from the industrial sector brought on by the recession.

Higher sales in core businesses. Degussa initially managed to perform well despite its distinctly deteriorated economic environment. Beginning in September, however, our chemicals subsidiary was no longer able to go against the general downward trend. Overall, sales were down 14 percent to €17.4 billion. Excluding precious-metals trading, sales fell 10 percent to €15.3 billion. The sole reason for the decline is the divestment of non-core assets in 2001.

Sales at Degussa's core divisions climbed 4 percent to €10.8 billion. The increase is primarily attributable to the inclusion of Laporte as well as modestly higher sales prices, which to a great extent merely reflect higher raw material costs passed on to customers.

115

Internal operating profit markedly below prior year's solid performance. Combined with the cyclical downturn, the elimination of earnings streams resulting from the sale of non-core assets led to a significant earnings decline. At €541 million, Degussa's internal operating profit was 19 percent below the solid earnings figure from the previous year. Degussa's core divisions reported an internal operating profit of €494 million, slightly below the prior-year figure.

Solid development at Degussa's core divisions. Degussa's Health & Nutrition division was able to further extend its superb position as a supplier to the human and animal nutrition industries. Its 2001 sales climbed 10 percent to €1.2 billion; internal operating profit improved 16 percent to €114 million. Business development at the Construction Chemicals division was hampered by the worsening economic climate moving forward. This division still was able to increase sales 4 percent to €1.7 billion; internal operating profit rose slightly, from €74 million in the previous year to €77 million in 2001. At €2.1 billion, Degussa's Fine & Industrial Chemicals division reported 12 percent sales growth owing to the inclusion of Laporte, which has been fully consolidated since April 1, 2001. Internal operating profit fell from €117 million in 2000 to €98 million in the year under review. Performance Chemicals grew sales 3 percent to €1.4 billion; internal operating profit surged from €48 million to €83 million, a 73 percent increase. This is principally the result of the positive earnings contribution from the superabsorbents business unit. In 2001, the performance of the Coatings & Advanced Fillers division was increasingly impacted by the markedly deteriorated economic environment. Its sales declined 5 percent to €2.3 billion. At €238 million, internal operating profit was 14 percent below the very high prior-year figure of €278 million. The business of Degussa's Specialty Polymers division developed very successfully. At €1.3 billion, sales were down slightly. Internal operating profit increased for the second year in a row, climbing 6 percent to €137 million.

Laporte successfully integrated. The acquisition of Laporte, the fine chemicals manufacturer based in the U.K., was a key strategic initiative to spur the expansion of Degussa's position as the world leader in the attractive fine chemicals sector. On January 15, 2001, Degussa made Laporte's stockholders a public tender offer of £6.97 per share. By late March 2001, Degussa had acquired 97 percent of Laporte's capital stock; by June 2001, 100 percent. As of April 1, 2001, Laporte is fully consolidated.

Laporte's operations ideally complement the activities of Degussa's Fine & Industrial Chemicals division. Within this division, Laporte's fine chemicals business fortifies the Fine Chemicals business unit; by combining Laporte's catalysts and initiators business with Degussa's catalysts business, Degussa formed the Catalysts & Initiators business unit. Laporte's specialty polymer operations were divided between two business units—Plexiglas and Specialty Acrylics—of Degussa's Specialty Polymers division. The former Laporte production sites that Degussa was required to sell for antitrust reasons did not match Degussa's core businesses.

Internal operating profit by division

€ in millions	2001	pro forma 2000	
Core activities	**494**	**509**	**-3**
Health & Nutrition	114	98	+16
Construction Chemicals	77	74	+4
Fine & Industrial Chemicals	98	117	-16
Performance Chemicals	83	48	+73
Coatings & Advanced Fillers	238	278	-14
Specialty Polymers	137	129	+6
Other	-253	-235	-8
Non-core activities	**47**	**163**	**-71**
Total	**541**	**672**	**-19**

Degussa makes good progress sharpening focus on core businesses. In conjunction with the merger that forged Degussa, management initiated a far-reaching plan to divest non-core assets. In terms of sales, more than 70 percent of these value-enhancing disposals were successfully completed in the 2001 financial year. The principal dispositions include Degussa's sale of:

- dmc² Degussa Metals Catalysts Cerdec to OM Group of the U.S.
- Phenolchemie, the world leader in the production of phenol and acetone, to Ineos Group of the U.K.
- Degussa Dental Group to U.S.-based Dentsply International.
- AWD.pharma to PLIVA, a Croatian pharmaceuticals enterprise.
- Asta Medica's oncology business to Baxter Healthcare, a Swiss subsidiary of Baxter International of the U.S.
- the zeolite production plant in Zubillaga-Lantarón to Spain's FMC Foret.
- the former SKW Trostberg's cyanuric chloride and sodium dicyanamide businesses at the Münchsmünster facility to OXON Italia.
- the Hüls catalyst facility to Allied Resource Corporation of the U.S.
- its 50 percent stake of the TFL Ledertechnik joint venture to Schroder Ventures.
- its gelatin business to Sobel, a Dutch company, in early January 2002.

Degussa reduced its ownership interest in Südsalz from 64 percent to 49 percent. The company is now managed by SWS Alpensalz, a subsidiary of Südwestdeutsche Salzwerke. At an appropriate time, Degussa may sell its remaining Südsalz interest to SWS Alpensalz for a predetermined cash sum.

The preparations for disposing of Degussa's remaining non-core assets—Degussa Bank, SKW Piesteritz, Metallurgical Chemicals, and Viatris—are on schedule. Degussa plans to complete the divestment of these activities during the current financial year.

Degussa launches program to boost performance. In order to achieve its ambitious earnings targets despite the worsened business climate, Degussa has expanded the scope of its best@chem project. The performance-boosting program has three components: restructuring, realizing merger synergy effects, and improving business processes. Its goals are to cut costs, leverage merger synergies, and to build group-wide knowledge networks to help it identify and implement potential cost savings, thereby achieving sustainable growth in shareholder value. Degussa anticipates that this initiative will generate annual cost savings of €500 million by the year 2004. best@chem will result in non-recurring charges totaling €500 million. Of this total, a charge of €180 million was shown for the 2001 financial year.

Research and development. R&D at Degussa is decentralized and primarily conducted by each of the business units. A localized approach to R&D is intended to ensure that the innovation process is market and customer driven. Degussa evaluates the focus and status of the R&D activities of each of its divisions on an annual basis.

Creavis, a Degussa subsidiary, plays a key role in R&D efforts targeted toward new product and market segments outside the group's current portfolio. The company focuses its efforts on segments with high growth and revenue potential. Degussa's shareholdings in technology startups in fields linked to specialty chemicals are another aspect of the company's efforts to develop new business. Creavis is responsible for identifying such activities and financing them with venture capital, speeding Degussa's access to emerging growth markets.

By acquiring the outstanding 49 percent of Proligo of Boulder, Colorado, in August 2001, Degussa gained access to the burgeoning biotechnology supplier market. Proligo is a leader in the synthesis of nucleic acids for oligonucleotides. Nucleic acids are essential components of the genetic material of all organisms and are proving increasingly important in opening up new dimensions in diagnostic and therapeutic applications. In biological research, oligonucleotides also serve as valuable tools for acquiring new genetic information. Proligo is an integrated supplier of nucleic acid specialties that are used for gene analysis and gene replication. As a nucleic acid specialist, Proligo supplements Degussa's fine chemicals portfolio.

A group-wide innovation monitoring scheme functions like a radar system to track promising ideas in innovative technology fields that have chemical applications. The program is designed to provide early identification and evaluation of leading-edge technologies and transform them into R&D projects. Suggestions are typically referred to the divisions for further development.

In 2001, Degussa spent a total of €341 million on R&D in its core businesses. This amounts to 3 percent of sales, unchanged from the prior year. Fifteen percent of this total went to Health & Nutrition, 13 percent to Construction Chemicals, 18 percent to Fine & Industrial Chemicals, 13 percent to Performance Chemicals, 19 percent to Coatings & Advanced Fillers, 12 percent to Specialty Polymers, and 10 percent to Creavis. Degussa's six core divisions channeled 90 percent of their R&D budgets into research projects aimed at their most important technologies and market segments. Degussa invested roughly 10 percent of total R&D spending in projects with broader relevance for the company.

Degussa currently employs around 3,300 people at more than 40 R&D facilities worldwide.

Investments. Degussa's total capital expenditures increased 12 percent to €2,093 million. At €1,399 million or 8 percent of sales, Degussa's investments in property, plant, and equipment were 14 percent above the prior-year figure of €1,232 million. Capital expenditures were aimed at further expanding Degussa's leading market positions as the company concentrates on high-growth markets and new products. Overall, 66 percent of fixed-asset investments went to production facilities, 31 percent to general-purpose facilities, and 3 percent to R&D facilities. Germany was the main target region, attracting 55 percent of Degussa's investments. The majority of investments in financial assets went toward the complete acquisition of Laporte.

R&D expenditures by core activity

Total: €341 million



Health & Nutrition
Creavis
Specialty Polymers
12%
Coatings & Advanced Fillers
19%
Fine & Industrial Chemicals
Construction Chemicals
Performance Chemicals

Outlook. At the beginning of 2001, Degussa responded to the worsening economic environment with an extensive cost-management program. In October 2001, Degussa resolved to institute another far-reaching restructuring package aimed at protecting earnings, a program that has already begun to show successful results since the beginning of 2002.

Forecasts call for more incremental growth for Germany's chemicals industry. Owing to uncertainty about the world economy, a cyclical upturn in this sector is expected by year end at the earliest. Overall, we anticipate that our Chemicals Division will post a slightly improved internal operating profit for full-year 2002 owing to the superb market positions it occupies in its core businesses.

VEBA Oel AG, Gelsenkirchen			
€ in millions	2001	2000	+/- %
Sales	26,899	28,780	-7
thereof: petroleum tax	9,131	8,587	+6
EBITDA	1,185	1,111	+7
EBIT	617	478	+29
Internal operating profit	432	310	+39
ROCE (in %)	14.0	15.0	-1[1]
Capital employed (annual average)	4,808	3,612	+33
Cash flow from operations	686	918	-25
Investments	659	1,723	-62
Employees at year end	7,586	8,593	-12

[1] Difference in percentage points.

Sales volume			
in millions of metric tons	2001	2000	+/- %
Petroleum products	36.6	38.7	-5
Petrochemical products	4.5	5.1	-12

Good underlying conditions for petroleum industry. In 2001, the oil industry's leading indicators—crude oil prices, refinery margins, and the dollar exchange rate—remained at high levels, albeit, with the exception of the dollar exchange rate, below the exceptionally high numbers of a year earlier.

The annual average price for a barrel of crude oil fell from around $28 in the year 2000 to about $24 in the year under review. By cutting production, OPEC was initially able to hold the line on prices. Around the middle of the year, however, prices began to soften, firstly because of weaker demand brought on by the global economic slowdown and secondly because OPEC's production restrictions were only partially observed. The situation became more acute in the wake of the September 11 terrorist attacks against the United States. The ARA refinery margin—that is, the margin earned to refine crude oil in the Amsterdam-Rotterdam-Antwerp region—was volatile throughout 2001. Although the annual average margin was down year-on-year, it remained at a high level. The dollar was modestly stronger: on average, the euro was worth $0.896 in 2001 compared with $0.924 in the prior year. Service station margins recovered somewhat, but remained, despite the improvement, under our expectations owing to continued fierce competition. Heating oil margins were satisfactory.

Greater domestic demand for diesel in Germany. VEBA Oel sold 24.8 million metric tons of petroleum products in 2001, slightly more than in the previous year. While the demand for gasoline was lower, diesel sales volumes went against the general market trend and were higher. Overall, the sales volume of petroleum products declined by 2.1 million metric tons to 36.6 million metric tons owing to lower sales volumes outside Germany. The sales volume of petrochemical products contracted 12 percent to 4.5 million metric tons, chiefly because Aral no longer trades aromatics as of January 1, 2001.

Internal operating profit tops year-earlier figure. After foreign E&P taxes, VEBA Oel's internal operating profit climbed from €310 million in 2000 to €432 million in the year under review, primarily due to improved service station margins. At €843 million, internal operating profit before E&P taxes matched the prior year's results.

Sales at our Oil segment declined slightly—7 percent—to €26.9 billion. Adjusted for petroleum taxes, sales fell 12 percent to €17.8 billion. The decline was mainly caused by lower revenues from petroleum and petrochemical products as well as by reduced sales volumes.

BP acquires majority interest in VEBA Oel. In July 2001, E.ON and BP agreed to reorganize their oil and gas activities in Germany. In December 2001, the German Federal Cartel Office approved, subject to certain conditions, BP's acquisition of a majority interest in VEBA Oel by way of a capital increase. As agreed, BP acquired ownership of 51 percent of VEBA Oel in February 2002, enabling VEBA Oel and Aral to rapidly enter into a partnership with BP that will help to secure their future.

In consultation with BP, VEBA Oel sold its entire exploration and production business to Petro-Canada in early 2002. BP had previously indicated that it would sell VEBA Oel's upstream operations, which do not complement BP's existing portfolio. In Petro-Canada, BP and E.ON found a buyer willing to pay an attractive price and one that also offers VEBA Oel's upstream unit solid prospects for the future. Petro-Canada, one of Canada's leading oil and gas companies, plans to continue VEBA Oel's upstream business as a complete entity.

Aral benefits from improved service station margins. Following a loss in 2000, Aral reported markedly better operating earnings in the 2001 financial year. The improvement results to a large extent from higher margins at the pump and substantially higher earnings contributions from Aral's other business units. Competition in this sector continues to be fierce, however, and service station margins remained unsatisfactory in the year under review. Consumers continued to be sensitive to fuel price trends. In this difficult environment, Aral retained its premier position in Germany's service station sector. By modernizing existing facilities and adding new ones, Aral further improved its service station network both in and outside Germany. At year end 2001, Aral had 2,554 gas stations in Germany and another 456 in other European countries. Aral's convenience store business also reported increased sales and earnings in 2001.

Solid results at VEBA Oil Refining & Petrochemicals (VORP) and Erdöl-Raffinerie-Emsland (ERE). In both its business lines—petroleum refining and petrochemicals—VORP again was able to post very solid earnings. The decline from the prior year's exceptionally high number is principally due to the weakened business environment and to temporary production stoppages at all facilities to carry out planned repairs. Cost-cutting measures initiated in previous years as well as an improved production structure helped to minimize these negative factors. ERE, acquired in 2000, also made a very positive contribution to earnings on the refining side. VORP refined a total of 14.4 million metric tons of crude oil, 0.4 million metric tons less than in the previous year.

VEBA Oil & Gas GmbH (VOG) reports slight production decline from prior year. Our upstream business continued to benefit from the high price of crude oil and from the strong dollar. In 2001, VOG produced a total of 56.2 million barrels of oil equivalent (boe), only slightly less than the previous year's figure of 58.3 million boe. The decline is chiefly due to the sale of fields in the U.K. and of minority stakes in Indonesia. Increased production of heavy crude oil in Venezuela and production startup at a new field in the Dutch North Sea partially offset the declines. Overall, VOG's 2001 operating earnings were on par with those of the previous year.

Investments decline markedly. Investments in our Oil segment declined markedly to €659 million. At €1.7 billion, the exceptionally high prior-year figure mainly reflects the acquisition of Mobil's Aral stake. In 2001, VEBA Oel invested €297 million in its marketing operations (2000: €1.4 billion), €20 million in processing (2000: €43 million), and €340 million in E&P (2000: €322 million). At Aral, investments focused on improving and expanding the company's service station network; at VORP, they were directed at boosting the competitiveness of low-sulfur fuels; and at VOG, capital spending was channeled into increasing ownership interests, enlarging and developing existing fields, and optimizing production capacities.

Outlook. In early February 2002, BP acquired ownership of 51 percent of VEBA Oel. As of this date, VEBA Oel is no longer fully consolidated and is instead valued at equity in E.ON's Consolidated Financial Statements. Beginning on April 1, 2002, E.ON can exercise the put option to sell the Company's remaining 49 percent ownership interest to BP.

Viterra AG, Essen			
€ in millions	2001	2000	+/- %
Sales	1,291	1,324	-2
EBITDA	470	419	+12
EBIT	336	285	+18
Internal operating profit	245	212	+16
ROCE (in %)	11.8	11.6	+0.2[1]
Capital employed (annual average)	2,899	2,576	+13
Cash flow from operations	57	5	-
Investments	171	484	-65
Employees at year end	5,735	5,567	+3

[1] Difference in percentage points.

Portfolio systematically optimized. In our Real Estate segment, Viterra clearly aligned its business units—Residential Investment, Residential Development, Residential Services, and Commercial Real Estate—as independent entities. Each business unit focuses on its own core activity and seeks a leading position in its respective market segment. In order to optimize its portfolio of businesses, Viterra merged Viterra Wohnpartner and Viterra Wohnen, thus combining property management and housing unit sales in a single entity. In addition, Viterra increased its ownership interest in Frankfurt-based WohnBau Rhein-Main and, as of January 1, 2002, purchased shareholdings in Frankfurter Siedlungsgesellschaft formerly owned by federal and state governments. These transactions represent important progress in Viterra's regional diversification. As part of its strategy of focusing on core businesses, Viterra sold its Viterra Sicherheit + Service, a provider of private security and alarm systems, and, in early 2002, WIS Consult, a full-service provider of IT services.

Internal operating profit up 16 percent. Overall, Viterra's 2001 sales declined a modest 2 percent year-on-year to €1,291 million. Sales at Residential Investment were on par with the prior year's figure, whereas Residential Investment's revenues declined owing to the depressed property development market. Sales were higher at Residential Services despite the sale of Viterra Sicherheit + Service. The main contributors were the international expansion of Viterra Energy Services and positive development at Viterra Contracting in Germany. As anticipated, revenues at Viterra's Commercial business unit declined from the year-earlier number, which had been inflated by the sale of a large property.

Viterra grew internal operating profit 16 percent to €245 million. Residential Investment posted higher operating earnings through the efficient management and through sales of its housing units. Including housing unit sales at its shareholdings, Residential Investment sold 6,692 units in the year under review compared with 4,496 units in the previous year—a 49 percent increase. Residential Services boosted its internal operating profit, mainly because Viterra Energy Services increased the number of property units to which it supplies metering services. Viterra's Commercial Real Estate unit also reported a slight increase in internal operating profit, chiefly owing to its rental property business. Continued weak demand for single-family homes led to a decline in operating earnings at Residential Development.

Investments decline year-on-year. At €171 million, Viterra's investments declined 65 percent from the previous year. About 63 percent of total capital spending was channeled into property, plant, and equipment; 37 percent was invested in financial assets. Investments in property, plant, and equipment including intangible assets were targeted primarily at modernizing Viterra's housing stock and expanding Viterra Energy Services' market position. The biggest single investment in financial assets was the increase in Viterra's stake in WohnBau Rhein-Main from 50 percent to approximately 95 percent.

Outlook. Viterra is a real-estate enterprise whose core competencies are developing, managing, and selling real estate as well as providing metering services to owners of housing units and building administrators. Viterra's strategic goal is to rank among Germany's market leaders in all of its business lines. On the whole, in 2002 we expect our Real Estate segment to post another increase in internal operating profit.

121

Telecommunications

Operating loss substantially reduced from previous year. Our Telecommunications segment curtailed its operating loss in the 2001 financial year by 80 percent to €148 million. The improvement stems principally from the disposition of VIAG Interkom and Orange Communications, whose operating losses had severely impaired the prior year's results. But E.ON's remaining telecoms shareholdings—ONE in Austria and Bouygues Telecom in France—showed operating improvements, as well. The key factors were higher sales and lower customer acquisition costs at both companies.

To enhance transparency of segment earnings, interest income resulting from the disposal of E-Plus, Cablecom, Orange Communications, and VIAG Interkom is reported under "Other/consolidation." Furthermore, the tax effects resulting from the disposal of telecoms activities have been reclassified from the Energy segment to the Telecommunications segment. Prior-year figures have been adjusted accordingly.

E.ON Telecom GmbH, Düsseldorf
VIAG Telecom GmbH, Munich

€ in millions	2001	pro forma 2000	+/- %
Sales	556	383	+45
EBITDA	62	-601	-
EBIT	-85	-709	+88
Internal operating profit	-148	-750	+80
ROCE (in %)	-6.2	-8.1	+1.9[1]
Capital employed (annual average)	1,294	3,071	-58
Cash flow from operations	-1,356	-1,271	-7
Investments	243	5,135	-95
Employees at year end	1,612	1,409	+14

[1] Difference in percentage points.

Outlook. Despite startup losses resulting from UMTS, we expect both ONE and Bouygues Telecom to achieve further operational improvements in 2002 and again post lower operating losses.

Distribution/Logistics

Sale of Klöckner & Co completed. In the 2001 financial year, our Distribution/Logistics Division consisted only of Stinnes and—until mid-October—Klöckner & Co, which was sold at this time to London-based Balli Group. As of the date of its disposal, Klöckner is no longer included in E.ON's Consolidated Financial Statements. The prior year includes the first-half figures of the electronics operations we sold in the fall of 2000. Consequently, in 2001 D/L reported distinctly lower sales and internal operating profit compared with 2000.

Stinnes posts higher sales and internal operating profit. At €12,304 million, Stinnes's sales for the 2001 financial year climbed 2 percent from the prior year's figure. Adjusted for the building materials operations sold in mid-year 2000, the company's revenues increased 12 percent. This mainly reflects the first-time full consolidation of Holland Chemical International (HCI), the chemicals logistics enterprise Stinnes acquired in late 2000.

Internal operating profit was up substantially at Stinnes. The improvement results from the successful integration of HCI as well as the solid performances put in by its Transportation and Chemicals business units, particularly in the first half of 2001.

Investments down markedly year-on-year. Investments in our D/L segment for 2001 declined markedly year-on-year to €315 million due to portfolio slimming. At €268 million, Stinnes's capital expenditures were also lower than in the previous year.

Stinnes AG, Mülheim an der Ruhr
Klöckner & Co, Duisburg

€ in millions	2001	pro forma 2000	+/- %
Sales	15,583	21,309	-27
EBITDA	720	991	-27
EBIT	421	642	-34
Internal operating profit	299	461	-35
ROCE (in %)	12.5	13.3	-0.8[1]
Capital employed (annual average)	3,858	5,449	-29
Cash flow from operations	580	235	+147
Investments	315	736	-57
Employees at year end	42,714	53,439	-20

[1] Difference in percentage points.

Outlook. The considerable uncertainty regarding the global economic outlook makes it difficult to issue a forecast at this time. Overall, we anticipate that Stinnes will post results for 2002 that at least match prior-year earnings. This forecast is based on the assumption that, following a lackluster start, the economic climate will improve appreciably moving forward.



Bud Spencer. Even as a competitive swimmer and water polo player who represented Italy at the Olympics he played small roles in motion pictures. He later studied law and was an entrepreneur. But he achieved his greatest success when he his energies on acting.



Consolidated Financial Statements

- Discontinued operations reported in accordance with U.S. GAAP for the first time
- Group internal operating profit up 45 percent
- As anticipated, consolidated net income declines substantially year-on-year

125

Segment information by Division

The Company's reportable segments are presented in line with the Company's internal organizational and reporting structure based on products and services. The reportable segments are Energy, Chemicals, Oil, Real Estate, Telecommunications, and Distribution/ Logistics. The column "Other/consolidation" includes the Company's other shareholdings, E.ON AG, and effects from consolidation.

To enhance transparency, for 2001 our Telecommunications segment only includes the results of continuing operations (Connect Austria and Bouygues Telecom) and the expenses of their intermediate holding companies (VIAG Telecom and E.ON Telecom). Figures for 2000 also include VIAG Interkom and Orange Communications' operating losses. Financial earnings resulting from the disposal of E-Plus, Cablecom, Orange Communications, and VIAG Interkom are shown under "Other/consolidation."

In November 2001, we sold our silicon wafer business to TPG, a financial investor. In early 2002, we completed the divestment process for VAW aluminium. In accordance with U.S. GAAP, MEMC and VAW aluminium's results are shown separately—net of taxes and minority interests—under "Discontinued operations" in our Consolidated Statements of Income. The MEMC and VAW contributions to Group sales, earnings, and investments have been eliminated from the figures for both 2000 and 2001.

Along with internal operating profit, we also use EBIT and EBITDA as segment performance indicators. Taken together, these figures make it possible to analyze each segment's overall business performance according to its operating, investment, acquisition, and financial drivers. The key figures in our segment reporting are adjusted to exclude material nonoperating income and expenses that are unusual or infrequent. Consequently, segment key figures may deviate from those shown in the Consolidated Statements of Income.

€ in millions	Energy 2001	Energy pro forma 2000	Chemicals 2001	Chemicals pro forma 2000	[illegible] 2001	[illegible]
External sales	18,400	13,301	17,330	20,139	26,422	28,062
Intersegment sales	49	49	68	128	477	718
Total sales	**18,449**	**13,350**	**17,398**	**20,267**	**26,899**	**28,780**
EBITDA	**4,028**	**3,597**	**2,105**	**2,249**	**1,185**	**1,111**
Depreciation/amortization and write-downs	1,989	1,959	1,220	1,263	568	632
EBIT	**2,039**	**1,638**	**885**	**986**	**617**	**478**
Interest income	-68	87	-344	-314	-185	-168
Internal operating profit	**1,971**	**1,725**	**541**	**672**	**432**	**310**
thereof: earnings from companies accounted for at equity	415	475	41	23	36	38
Capital employed						
Investments	**4,027**	**3,766**	**2,093**	**1,868**	**659**	**1,723**
Companies accounted for at equity	755	458	2	48	-	-
Other financial assets	2,209	2,319	692	588	42	1,111
Other fixed assets	1,063	989	1,399	1,232	617	612
Total assets[1]	**54,903**	**47,647**	**18,127**	**19,158**	**9,243**	**9,178**

[1] For 2001, the Group's total assets include VAW aluminium's net assets (€478 million); for 2000, the Group's total assets include the total assets of VAW aluminium (€2,915 million) and MEMC (€2,050 million). These amounts are shown in the Other/consolidation segment.

Internal operating profit is the most important internal key figure at E.ON in terms of earnings and serves as an indicator of a business's long-term earnings power. Reconciliation of internal operating profit to results from ordinary business activities is as follows:

Results from ordinary business activities

€ in millions	2001	pro forma 2000
Internal operating profit	**3,553**	**2,445**
Net book gains	+ 908	+ 4,710
Restructuring expenses	- 360	- 510
Other nonoperating earnings	- 615	- 699
Foreign E&P taxes	+ 412	+ 552
Results from ordinary business activities	**3,898**	**6,498**

Net book gains in 2001 resulted mainly from Degussa's successful divestment program. Net book gains at Degussa totaled roughly €530 million, in particular from the company's disposal of its Oncology and Dental units. At our Energy Division, the disposal of Bewag and HEW as well as portfolio changes at Thüga and Avacon resulted in book gains of around €240 million. These gains were offset by book losses stemming from the sale of securities at E.ON Energie (€135 million). The sale of Klöckner & Co (about €140 million) and VIAG Interkom (approximately €110 million) also contributed to the Company's net book gains.

Restructuring and cost-management expenses included €204 million for Degussa's ongoing restructuring program and roughly €75 million for the decommissioning of power stations and restructuring at E.ON Energie. Viterra had expenses totaling around €45 million, primarily related to the realignment of its property development business.

V27

Real Estate		Telecommunications		Distribution/Logistics		Others/consolidation		E.ON Group	
			pro forma		pro forma		pro forma		pro forma
2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
1,268	1,300	556	382	15,548	21,262	140	4,412	79,664	88,858
23	24	-	1	35	47	-652	-967	-	-
1,291	**1,324**	**556**	**383**	**15,583**	**21,309**	**-512**	**3,445**	**79,664**	**88,858**
470	**419**	**62**	**-601**	**720**	**991**	**56**	**275**	**8,626**	**8,041**
134	134	147	108	299	350	6	459	4,363	4,905
336	**285**	**-85**	**-709**	**421**	**642**	**50**	**-184**	**4,263**	**3,136**
-91	-73	-63	-41	-122	-181	163	-1	-710	-691
245	**212**	**-148**	**-750**	**299**	**461**	**213**	**-185**	**3,553**	**2,445**
10	3	-20	-518	7	9	317	-37	806	-7
171	**484**	**243**	**5,135**	**315**	**736**	**423**	**668**	**7,931**	**14,380**
-	2	-	854	3	7	-	19	760	1,388
63	83	-	3,906	18	399	379	435	3,403	8,841
108	399	243	375	294	330	44	214	3,768	4,151
4,716	**4,074**	**9,266**	**18,628**	**7,682**	**8,727**	**-4,891**	**-1,197**	**99,046**	**106,215**

Other nonoperating earnings included expenses of €240 million at our Energy Division. These charges result mainly from the cancellation of long-term electricity supply contracts. The agreements were made in the early 1990s and are no longer economical in today's liberalized power market characterized by lower prices for the procurement and sale of electricity. Canceling the contracts now will relieve the burden on future earnings. Our Chemicals Division reported non-recurrent costs in the amount of €198 million related to the merger of Degussa-Hüls and SKW Trostberg. In addition, we made further contributions in the amount of approximately €75 million to Remembrance, Responsibility, and the Future, the German industry foundation. Furthermore, the establishment of a provision in the amount of roughly €40 million for the cancellation of a commercial real estate project also impaired nonoperating earnings.

Due to the high tax burden, pretax income in our Oil Division is not of great significance. Internal operating profit for the Oil Division is therefore stated net of foreign exploration and production (E&P) income taxes. This procedure deviates from the method applied to determine internal operating profit in other segments. These taxes must be added back when reconciling from internal operating profit to results from ordinary operations.

For purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

In 2000, tax-related interest expenses were more than offset by a one-off gain from the sale of securities at our Energy Division. In 2001, there were no tax-related interest expenses.

€ in millions	2001	pro forma 2000
Interest income	**-171**	**-37**
Interest income (net)[1]	- 9	- 38
Interest income of long-term provisions	- 530	- 616
Interest income (net) charged against internal operating profit	**-710**	**-691**

[1]This figure is calculated by adding in interest expenses and subtracting interest income.

Independent Auditor's Report

We have audited the accompanying consolidated balance sheets of E.ON AG, Düsseldorf, and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, statements of changes in equity and cash flows as well as notes for the years then ended. These consolidated financial statements prepared in accordance with United States Generally Accepted Accounting Principles are the responsibility of company's Board of Managing Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing regulations for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW) as well as in accordance with United States Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit the consolidated financial statements referred to above present fairly, in all material respect, the net assets and financial position of the group as of December 31, 2001 and 2000, and of its results of operations and its cash flows for the years then ended in conformity with United States Generally Accepted Accounting Principles.

Our audit, which according to German auditing regulations also extends to the group management report prepared by the Board of Managing Directors which has been combined with the management report of E.ON AG as a legal entity for the business year from January 1 to December 31, 2001, has not led to any reservations. In our opinion, on the whole the combined management report provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the combined management report for the business year from January 1 to December 31, 2001, satisfy the conditions required for the Company's exemption from its duty to prepare consolidated financial statements and the group management report in accordance with German accounting law.

Düsseldorf, March 8, 2002

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Brebeck	Wiegand
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions, except for per share amounts	Note	2001	2000
Sales	(33)	**79,664**	**80,279**
Petroleum and electricity tax		9,825	8,935
Sales, net of petroleum and electricity tax		69,839	71,344
Cost of goods sold and services provided	(5)	58,072	60,630
Gross profit from sales		**11,767**	**10,714**
Selling expenses		6,632	5,983
General and administrative expenses		2,639	2,645
Other operating income	(6)	4,510	7,514
Other operating expenses	(6)	3,798	3,102
Financial earnings, net	(7)	690	-75
Income from ordinary business activities		**3,898**	**6,423**
Income taxes	(8)	761	2,493
Minority interests	(9)	527	480
Income from continuing operations		**2,610**	**3,450**
Income/(loss) from discontinued operations	(4)	-536	120
Cumulative effect of a change in accounting principle, net		-26	-
Net income		**2,048**	**3,570**
Earnings per share	(11)		
from continuing operations		3.87	5.56
from discontinued operations		-0.80	0.19
from the first-time application of SFAS 133		-0.04	-
from net income		**3.03**	**5.75**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	Dec. 31, 2001	Dec. 31, 2000
Assets			
Intangible assets	(12)	10,458	9,714
Property, plant and equipment	(13)	34,286	28,844
Financial assets	(14)	15,297	24,782
Fixed assets		**60,041**	**63,340**
Inventories	(15)	4,997	7,166
Financial receivables and other assets	(16)	1,444	607
Operating receivables and other assets	(16)	17,803	24,133
Businesses held for sale	(4)	-	989
Liquid funds	(17)	12,144	8,501
Non-fixed assets		**36,388**	**41,396**
Deferred taxes	(8)	2,244	1,074
Prepaid expenses	(18)	373	405
Total assets (thereof short-term 2001: 34,383; 2000: 40,632)		**99,046**	**106,215**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	Dec. 31, 2001	Dec. 31, 2000
Liabilities and stockholders' equity			
Capital stock	(19)	1,799	1,985
Additional paid-in capital	(20)	11,402	11,402
Retained earnings	(21)	11,795	14,705
Accumulated other comprehensive income	(22)	-260	866
Treasury stock	(23)	-274	-925
Shareholders' equity		**24,462**	**28,033**
Minority interests	(24)	**6,362**	**5,123**
Provisions for pensions	(25)	8,748	8,736
Other	(26)	24,053	24,799
Accrued liabilities		**32,801**	**33,535**
Financial liabilities	(27)	16,089	19,128
Operating liabilities	(27)	14,024	16,792
Liabilities		**30,113**	**35,920**
Deferred taxes	(8)	4,492	2,720
Deferred income	(18)	816	884
Total liabilities *(thereof short-term 2001: 23,594; 2000: 32,238)*		***74,584***	***78,182***
Total liabilities and stockholders' equity		**99,046**	**106,215**

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

€ in millions	2001	2000
Net income	2,048	3,570
Income applicable to minority interests	527	480
Adjustments to reconcile net income to net cash provided by (used for) operating activities:		
Income from discontinued operations	536	-120
Depreciation and amortization	4,459	4,632
Other non-cash items	-667	1,463
Gains from disposition of		
Equity interests	-1,234	-4,561
Other financial assets	7	-64
Intangible and fixed assets	-368	-357
Changes in deferred taxes	-305	354
Changes in provisions	220	180
Changes in operating assets and liabilities:		
Inventories	274	-1,147
Trade receivables	343	-1,882
Other assets	-402	-577
Accounts payable, trade	-570	460
Other liabilities	-961	812
Cash provided by (used for) operating activities	**3,907**	**3,243**
Proceeds from disposition of		
Equity interests	14,131	5,881
Other financial assets	4,902	1,705
Intangible and fixed assets	1,102	1,058
Purchase of		
Equity investments	-3,359	-4,252
Other financial assets	-804	-5,174
Intangible and fixed assets	-3,768	-3,566
Changes in securities (other than trading) (> 3 months)	-599	-912
Changes in other liquid funds (> 3 months)	-761	1,320
Cash provided by (used for) investing activities	**10,844**	**-3,940**
Cash inflow from capital increases including payments into capital by minority shareholders	258	-
Payments for treasury stock	-3,539	-925
Payment of cash dividends to		
Shareholders of E.ON AG	-954	-628
Minority stockholders	-276	-74
Proceeds from financial liabilities	8,107	9,825
Repayments of financial liabilities	-15,559	-6,486
Cash provided by (used for) financing activities	**-11,963**	**1,712**
Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	**2,788**	**1,015**
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	66	30
Cash and cash equivalents from continuing operations at the beginning of period (< 3 months)	1,501	531
Cash and cash equivalents from discontinued operations at the beginning of period (< 3 months)	-116	-75
Liquid funds at end of period (< 3 months)	**4,239**	**1,501**
Securities at the end of period (other than trading > 3 months)	7,861	6,836
Other liquid funds at the end of period (> 3 months)	44	48
Cash and cash equivalents from discontinued operations at the beginning of period (< 3 months)	-	116
Liquid funds as shown on the balance sheet	**12,144**	**8,501**

Consolidated Statements of Changes in Stockholders' Equity

€ in millions	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income: Cumulative translation adjustment	Available for sale securities	Minimum pension liability	Cash flow hedges	Treasury stock	Total
January 1, 2000	**1,307**	**2,197**	**11,763**	**196**	**397**	**-47**			**15,813**
Shares issued	678	9,205							9,883
Shares reacquired								-925	-925
Dividends paid			-628						-628
Net income			3,570						3,570
Other comprehensive income				255	93	-28			320
Total comprehensive income									3,890
December 31, 2000	**1,985**	**11,402**	**14,705**	**451**	**490**	**-75**		**-925**	**28,033**
Shares reacquired								-3,539	-3,539
Redeemed shares	-186		-4,004					4,190	-
Dividends paid			-954						-954
Net income			2,048						2,048
Other comprehensive income				-75	-755	-245	-51		-1,126
Total comprehensive income									922
December 31, 2001	**1,799**	**11,402**	**11,795**	**376**	**-265**	**-320**	**-51**	**-274**	**24,462**

133

(1) Basis of Presentation

The Consolidated Financial Statements of E.ON AG have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

E.ON makes use of the relief outlined in § 292a of the German Commercial Code (*"Handelsgestzbuch"* or "HGB"), which exempts companies from preparing consolidated financial statements in accordance with German GAAP if the consolidated financial statements are prepared in accordance with internationally accepted accounting principles and comply with the Fourth and Seventh Directive of the European Community. For the interpretation of these directives, the Company relied on German Accounting Standard No. 1 (DRS 1), "Exempting Consolidated Financial Statements in accordance with § 292a of the Commercial Code." A description of the significant differences between German GAAP and U.S. GAAP has been provided in Note 2b.

(2) Summary of Significant Accounting Policies and Significant Differences between German GAAP and U.S. GAAP

(a) Summary of Significant Accounting Policies

Principles of Consolidation. The Consolidated Financial Statements include the accounts of E.ON AG and its subsidiaries. The subsidiaries, associated companies and other related companies have been included in accordance with the following criteria:

- All material majority-owned subsidiaries (affiliated companies) in which E.ON AG directly or indirectly exercises control through a majority of the stockholders' voting rights are fully consolidated.
- Majority-owned companies (unconsolidated affiliates) in which E.ON does not exercise management control are accounted for under the equity method. Companies are also accounted for under the equity method if E.ON holds between 20 and 50 percent of the shares and the ability to exercise significant influence in the investees' operations and corporate governance is granted (associated companies).
- Other share investments represent those in which E.ON holds less than 20 percent ownership, which are generally accounted for under the cost method (related companies).

A list of all E.ON stockholdings and other interests has been filed with the Commercial Register of the Local Court in Düsseldorf (HRB 22 315).

Intercompany results, expenses and income as well as receivables and liabilities between the consolidated companies are eliminated.

Business Combinations. Business combinations accounted for under the purchase method of accounting record all assets acquired and liabilities assumed at fair value. Any excess of the purchase price over the fair value of net assets acquired is capitalized as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid generate negative goodwill only to the extent that negative goodwill remains after being allocated to reduce proportionately the values otherwise assigned to non-current assets (with the exception of long-term investments in marketable securities and net deferred tax assets) to zero. Goodwill and negative goodwill of different subsidiaries are not offset against each other. Goodwill and negative goodwill are amortized over the expected useful life on a straight-line basis. Amortization of goodwill and negative goodwill is reported as other operating expenses or income, respectively. Goodwill and negative goodwill arising from companies for which the equity method is applied are calculated on the same principles that are applicable to fully consolidated companies.

Foreign Currencies. The assets and liabilities of the Company's foreign subsidiaries where the functional currency is other than the euro are generally translated using year-end exchange rates, while the statements of income are translated using average exchange rates during the year. Differences arising from the translation of assets and liabilities in comparison with the translation of prior years are included as a separate component of stockholders' equity and accordingly have no effect on net income. Foreign currency transaction gains and losses are included in other operating income and other operating expenses, respectively.

The following major currencies of countries outside the European Currency Union[1] have experienced the exchange-rate fluctuations shown below:

Currency

	ISO-Code	€1, rate as of the balance-sheet date Dec. 31, 2001	Dec. 31, 2000	€1, annual average rate 2001	2000
Swiss francs	CHF	1.48	1.52	1.51	1.56
British pound	GBP	0.61	0.62	0.62	0.61
Japanese yen	JPY	115.33	106.92	108.68	99.47
Swedish krona	SEK	9.30	8.83	9.26	8.45
U.S. dollar	USD	0.88	0.93	0.90	0.92

[1]The Countries within the European Currency Union are Belgium, Germany, Finland, France, Ireland, Italy, Luxembourg, the Netherlands, Austria, Portugal, Greece and Spain.

Revenue Recognition. The Company generally recognizes revenue upon delivery to customers or by fulfilment of service contracts. Delivery has occurred when the risks and rewards associated with ownership have transferred to the buyer. Provisions for discounts and rebates to customers as well as returns and other adjustments are provided for in the same period the related sales are recorded. Fulfilment of service contracts occurs when substantially all performance obligations have been met.

As in accordance with SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," telecommunications-related activation fees are deferred and amortized over the longer of the contract or the length of the average customer relationship period and the related subscriber acquisition costs are deferred to the extent of the related activation fees. All other subscriber acquisition costs are expensed as incurred.

Petroleum Revenue Tax. The charge for petroleum revenue tax is based upon a fixed rate for the quantity sold.

Electricity Revenue Tax. The electricity tax took effect on April 1, 1999. The tax is levied primarily on electricity delivered to end customers by domestic utilities and consists of a fixed tax rate per MWh. This rate varies among different classes of customers.

Advertising Costs. Advertising costs are expensed as incurred and totalled €352 million (2000: €205 million).

Research and Development. Research and development costs are expensed as incurred.

Earnings Per Share. Earnings per share ("EPS") are computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." Basic EPS is computed by dividing consolidated net earnings by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing consolidated net earnings by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding.

Intangible Assets and Property, Plant and Equipment. Acquired intangible assets including licenses, patents, trademarks, customer lists and other advance payments are valued at historical cost and amortized by the straight-line method over their expected useful lives for a period generally up to 20 years. The concession for the utilization of water power concerning the Rhine-Main-Danube riverway is amortized over 40 years. Goodwill is amortized using the straight-line method over its expected useful life for a period generally between 8 and 20 years. Property, plant and equipment are valued at historical or production costs and depreciated over their expected useful lives.

Useful Lives of Property, Plant and Equipment

Buildings	10 to 50 years
Drillings	15 years
Chemical plants and refineries	5 to 25 years
Power plants	
Conventional components	10 to 15 years
Nuclear components	up to 25 years
Hydro power stations and other facilities used to generate renewable energy	10 to 50 years
Equipment, fixtures, furniture and office equipment	3 to 25 years

Buildings, power plants, chemical plants and refineries are depreciated according to the straight-line method. Depreciation expense for equipment, fixtures, furniture and office equipment is determined by either the declining-balance method until the straight-line method yields larger expenses or the straight-line method.

Intangible and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized when the sum of the future undiscounted cash flows expected to be generated from the use of the asset is insufficient to recover its related carrying value. The carrying value of such asset is written down to fair value, which is generally determined from estimated discounted future net cash flows.

The Company's oil and natural gas exploration and production activities are accounted for under the successful-efforts method according to SFAS 19, "Financial Accounting and Reporting by Oil and Gas Producing Companies." Under this method, costs of productive wells and development of dry holes are initially capitalized as an intangible fixed asset. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to tangible production assets. Both tangible and intangible assets as well as productive acreage are capitalized and amortized on the unit of production basis. All exploration expenditure determined as unsuccessful is charged against income. Costs of that portion of undeveloped acreage likely to be unproductive, based largely on historical experience, are amortized over the period of exploration. Exploration license acquisition costs are amortized over the estimated period of exploration. Other exploratory expenditures, including geophysical costs, other dry hole costs and annual lease rentals, are expensed as incurred.

Assets held under leases, which result in receiving substantially all risks and rewards of ownership, are capitalized as tangible fixed assets at the present value of underlying minimum lease payments. The corresponding capital lease obligation is included with the borrowings. Rentals under operating leases are charged against income as incurred.

Repair and maintenance costs are expensed as incurred. Renewals and production costs that extend the useful life of an asset are capitalized.

Interest has been capitalized on debt apportioned to the construction period of qualifying assets as a part of their cost of acquisition. The additional acquisition cost is depreciated over the expected useful life of the related asset. Production costs are depreciated over the expected useful lives of the items concerned commencing on the completion or commissioning date. Interest incurred during 2001 was €1,294 million (2000: €978 million). Of this amount, interest capitalized was €37 million (2000: €15 million). Interest expensed was €1,257 million (2000: €963 million).

Financial Assets. Shares in associated companies are valued according to the equity method. E.ON's accounting policies are also generally applied to associated companies. Other investments are accounted for in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." SFAS 115 requires that a security be accounted for according to its classification as either trading, available-for-sale or held to maturity. Debt securities for which the Company does not have the positive intent and ability to hold to maturity and all marketable securities are classified as securities available-for-sale. The Company does not hold any securities classified as trading. Securities classified as available-for-sale are carried at fair value with unrealized gains and losses reported in stockholders' equity as a separate component until realized. Realized gains and losses are recorded based on the specific-identification method. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in financial earnings. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. Realized gains and losses are included in other operating income (expenses).

Assets Held for Sale. If assets are identified as held for sale, depreciation is discontinued, and the Company determines the fair value of such assets. If the fair value of such assets, less selling costs, is less than the net book value of the assets, a loss reserve is established. Fair value is determined based upon discounted cash flows of the assets at rates which management deems reasonable for the type of property and prevailing market conditions, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

Liquid Funds. Liquid funds include securities, checks, cash on hand and bank balances. Depending on their maturities, liquid funds are considered either cash and cash equivalents or other short-term investments. Available-for-sale securities that management does not intend to hold long-term are classified as liquid funds. E.ON considers liquid funds with an original maturity of three months or less to be cash equivalents. Other short-term investments represent liquid funds with an original maturity of more than three months.

Inventories. The Company values inventories at the lower of acquisition or production costs or market values. Raw materials, products and goods purchased for resale are valued at LIFO, average cost or other methods. In addition to production materials and wages, production costs include proportionate material and production overhead based on standard capacity. The costs of general administration, voluntary social benefits, pensions and interest on borrowings are not capitalized. Inventory risks resulting from excess and obsolescence are taken into account by adequate valuation allowances.

Receivables and Other Assets. These assets are recorded at their fair values. Valuation allowances are provided for identified individual risks for these items as well as for long-term loans. Adequate lump-sum valuation allowances are provided to cover the general risk and are generally based on empirical values and assumptions made by the Company in the past.

Accrued and Other Liabilities. The valuation of pension liabilities is based upon actuarial computations using the projected unit credit method in accordance with SFAS 87, "Employers' Accounting for Pensions," and SFAS 106, "Employers' Accounting for Postretirement Benefits other than Pensions."

Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

Deferred Taxes. Deferred taxes are provided for all temporary differences between the German tax and U.S. GAAP consolidated balance sheet. According to SFAS 109, "Accounting for Income Taxes," deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 also requires the recognition of future tax benefits of net operating loss carryforwards. A valuation allowance is provided for deferred tax assets if it is more likely than not that the tax benefit will not be realized.

The deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for domestic companies are calculated based on a tax rate of 39 percent (2000: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade income tax rate applicable for E.ON. Deferred taxes related to foreign companies are calculated at local enacted tax rates. The major temporary differences and their net effect are shown in Note 8.

Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138 and as interpreted by the Derivatives Implementation Group (DIG), was adopted by the Company effective as of January 1, 2001. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing assessments of effectiveness in order to qualify for hedge accounting.

Hedge effectiveness is assessed consistently with the method and risk management strategy documented for each hedging relationship. On at least a quarterly basis, the Company assesses the effectiveness of each hedging relationship retrospectively and prospectively to ensure that hedge accounting was appropriate for the prior period and continues to be appropriate for future periods. The Company applies the short cut method in assessing effectiveness when possible. The Company considers hedge accounting to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction.

If a derivative instrument qualifies as a fair value hedge under the applicable guidance, and is documented as such, the change in the fair value of the derivative and the change in the fair value of the hedged item, that is due to the hedged risk(s), is recorded in earnings based on the income classification of the item being hedged. These changes also adjust the book values of the derivative and hedged item. If a derivative instrument qualifies as a cash flow hedge under the applicable guidance and is documented as such, the effective portion of the hedging instrument's gain or loss is reported in stockholder's equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period(s) during which the transaction being hedged affects earnings. Gains or losses reclassified from stockholder's equity to earnings are classified in accordance with the earnings treatment of the hedged transaction. The ineffective portion of a hedging derivative's fair value change, where that derivative is used in a cash flow hedge, is recorded in current earnings. Classification in the consolidated statements of income of the ineffective portion of the hedging instrument's gain or loss is based on the income statement classification of the transaction being hedged. For derivative instruments designated as a hedge of the foreign currency risk in a net investment in a foreign operation, gains or losses due to fluctuations in market rates are recorded in the cumulative translation adjustment within stockholder's equity (as a component of accumulated other comprehensive income). If a derivative instrument does not qualify as either a net investment hedge or a cash flow hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the consolidated statement of income.

Certain contracts that meet the definition of a derivative under SFAS 133 may qualify as a normal purchase or a normal sale. A normal purchase or a normal sale is excluded from the scope of SFAS 133. Specific criteria must be met and documented in order for a contract that would otherwise be regarded as a derivative to qualify as a normal purchase or a normal sale. The Company has evaluated commodity contracts to determine if they meet the definition of a derivative and qualify as a normal purchase or a normal sale.

The Company also evaluates contracts for "embedded" derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which they are included. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings, as far as the hybrid instrument is not already accounted at fair value. In this context, the Company has certain put and call options on publicity traded shares, which it considers to be embedded derivatives.

In the normal course of operations, certain entities are involved in energy trading and risk management activities. In accordance with Emerging Issues Task Force No. 98-10, "Accounting for Contracts Involved in Energy Trading and Risk Management Activities" (EITF 98-10), all contracts entered into for trading purposes by an entity involved in such activities (energy trading contracts) are measured at fair value and recorded in the consolidated balance sheet with gains and losses included in current earnings. Gains and losses on energy trading contracts are classified as other income or other expense.

When hedge accounting is discontinued due to the Company's determination that the derivative no longer qualifies as an effective fair value hedge, the Company will continue to carry the derivative on the balance sheet at its fair value. The related hedged asset or liability will cease to be adjusted for changes in fair value that are due to previously hedged risk. When the Company discontinues hedge accounting in a cash flow hedge because it is no longer probable that the forecasted transaction will occur in the originally expected period, the gain or loss on the derivative remains in accumulated other comprehensive income and is reclassified into earnings when the forecasted transaction affects earnings. However, if it is probable that a forecasted transaction will not occur by the end of the originally specified time period or within an additional two-month period of time thereafter, the gains and losses that were accumulated in other comprehensive income will be recognized in current earnings. If a derivative instrument ceases to meet the criteria for hedge accounting, any subsequent gains and losses are recognized in current earnings.

The cumulative effect of adopting SFAS 133 at January 1, 2001, representing the initial revaluation of derivatives and other items as described above, was an after-tax charge of €26 million included in net income and a decrease of €7.6 million included in the cumulative-effect-type adjustment of other comprehensive income, a component of stockholders' equity. Based on estimates, €0.9 million is expected to be reclassified into current earnings during 2002.

Please see Note 31 for a complete discussion of the Company's strategy and objectives for the use of derivative instruments.

Consolidated Statement of Cash Flows. The Consolidated Statement of Cash Flows is classified by operating, investing and financing activities pursuant to SFAS 95, "Statement of Cash Flows." The separate line item, other non-cash items, is mainly comprised of undistributed earnings from companies valued at equity. Effects of changes in the scope of consolidation are shown in investing activities and have been eliminated from the items in the three classification areas. This also applies to valuation changes due to exchange-rate fluctuations whose impact on cash and cash equivalents is separately disclosed.

Segment Information. Segment reporting is prepared in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." The management approach required by SFAS 131 designates that the internal reporting organization that is used by management for making operating decisions and assessing performance should be used as the source for presenting of the Company's reportable segments. The measure of segment internal operating profit or loss is the measure reviewed by the chief operating decision-maker. SFAS 131 also requires disclosures about products and services, geographic areas and major customers.

Use of Estimates. The preparation of financial statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent

139

amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141, "Business Combinations," which is effective for all business combinations initiated and accounted for by the purchase method after June 30, 2001. SFAS 141 requires that all business combinations be accounted for using the purchase method, use of the pooling of interests method is no longer permitted. SFAS 141 requires that an intangible asset acquired in a business combination be recognized apart from goodwill if the intangible asset arises from contractual or other legal rights or the acquired intangible asset is capable of being separated from the acquired enterprise. SFAS 141 requires that the Company disclose the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. When the amounts of goodwill and intangible assets acquired are significant in relation to the price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires that goodwill and some intangible assets no longer be periodically amortized, but rather be tested for impairment on an annual basis using a fair value based approach. The adoption of SFAS 142 reflects a change in accounting principle, any impairment in subsequent periods will be shown in operating expenses. The transition to SFAS 142 requires that an initial impairment test for all intangible assets with indefinite lives be performed by the end of the first quarter of 2002 and for an impairment test for goodwill to be finalized by the end of 2002.

The Company is currently evaluating the impact of these new standards on its financial statements and has adopted them as of January 1, 2002. As of December 31, 2001, the Company had €6,083 million of goodwill, net of accumulated amortization of €1,353 million. Application of the non-amortization provisions of SFAS 141 is expected to result in a charge to income of €190 million, which reflects the reversal of negative goodwill as part of the cumulative effect of the transition adjustment upon adoption.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," which is effective for fiscal years beginning after June 15, 2002. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company will capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. Over the estimated life of the asset, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. The Company is currently reviewing the impact this standard will have on its financial statements and will adopt SFAS 143 beginning January 1, 2003.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective beginning January 1, 2002. The FASB's new rules on asset impairment supersede Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and provide a single accounting model for long-lived assets to be disposed of. Although SFAS 144 retains many of the fundamental recognition and measurement provisions of SFAS 121, the new rules significantly change the criteria that would have to be met to classify an asset as held-for-sale. As per SFAS 144, long-lived assets should be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The new rules also supercede the provisions of APB Opinion ("APB") No. 30, "Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual, and Infrequently Occurring Events and Transactions," with regard to reporting the effects of a disposal of a segment of a business to include a component of an entity (rather than only a segment of a business) and require that expected future operating losses from discontinued operations to be displayed in discontinued operations in the period(s) in which the losses are incurred. The Company is currently evaluating the impact of SFAS 144 as due to its divestment program, it expects to have more discontinued operations in the future.

(b) Significant Differences between German GAAP and U.S. GAAP

Business Combinations. Under U.S. GAAP, the measurement date is the date of the registration in the Commercial Register. Assets and liabilities assumed are accounted for at their fair values under the purchase method. German GAAP requires that mergers be accounted for as of the date agreed upon in the merger contract. The acquiring company can choose to assume the transferring legal entity's assets and liabilities by applying either the book value method or the fair value method.

Capitalization of Interest. The capitalization of interest as a part of the historical cost of acquiring assets that are constructed or otherwise produced for an enterprise's own use is required by U.S. GAAP. German GAAP permits, but does not require, such capitalization. Under U.S. GAAP, interest has been capitalized on debt apportionable to the construction period of qualifying assets as a part of their cost of acquisition. The additional acquisition cost is depreciated over the expected useful life of the related asset.

Securities and Other Investments. Under U.S. GAAP, securities and other share investments are classified into one of the three categories: held-to-maturity securities, available-for-sale securities or trading securities. The Company's securities and other investments are considered to be available-for-sale and thus must be valued at market value at the balance sheet date. Unrealized holding gains and losses are excluded from earnings and reported as an adjustment to net equity. Under German GAAP, securities and other investments are valued at the lower of acquisition costs or market value at the balance sheet date.

Equity Valuation/Negative Goodwill. For purposes of the reconciliation to U.S. GAAP, the earnings of companies accounted for using the equity method have been determined using valuation principles prescribed by U.S. GAAP. To the extent that certain equity investees do not prepare consolidated U.S. GAAP financial statements, an estimate is made of the reconciling items based on information provided by the relevant company.

In addition to the above, under U.S. GAAP, a remaining negative goodwill is amortized over its expected useful life. Negative goodwill from consolidation must be released under German GAAP when expenses or losses expected at the time the stockholding is acquired are incurred, or if it becomes apparent that the negative goodwill corresponds to a realized profit on the balance sheet date.

Provisions for Pensions and Similar Liabilities. Due to changes of the calculation bases, the unfunded accumulated benefit obligation exceeds the accrued pension provision in some group companies. In such cases, under U.S. GAAP, provisions for pensions are increased by an additional minimum liability which do not affect income as far as not to exceed the unrecognized prior service cost. Additional minimum liability in excess of the unrecognized prior service cost is charged directly against stockholders' equity. Under U.S. GAAP the additional minimum liability has no impact on net income. Pursuant to German GAAP this additional minimum liability is expensed to the income statement.

Under German GAAP, accruals are established for the estimated number of employees nearing retirement who are expected to elect a government-subsidized early retirement program. Under U.S. GAAP, such accruals may be established only if the employee consents by entering into a binding contractual agreement.

Deferred Taxes. Under German GAAP, deferred taxes are calculated based on the liability method for all timing differences between valuation amounts in the Tax and Consolidated Balance Sheet except for timing differences that are released over a very long period of time or only during the course of a company's divestment or liquidation, deferred taxes can only be recognized if the future reversal is probable. There are also no deferred tax assets recognized for tax loss carryforwards.

Under U.S. GAAP, deferred taxes are provided for all temporary differences between the Tax and Consolidated Balance Sheet (temporary concept). The temporary concept also applies to quasi-permanent differences. Under U.S. GAAP, deferred taxes also are calculated for tax loss carryforwards and for accounting and valuation adjustments required under U.S. GAAP. Deferred taxes are calculated using the liability method and are based on enacted tax rates. A valuation allowance is established when it is more likely than not that the deferred tax assets will not be realized.

Other. Other differences in accounting principles include unrealized gains from foreign currency translation, outstanding financial derivatives, the capitalization of lease contracts, stock appreciation rights and the accounting for costs related to initial public offerings and mergers.

Minority Interests. Contrary to U.S. GAAP, under German GAAP, participation of minority stockholders in subsidiaries is shown as part of stockholders' equity and net income.

(3) Scope of Consolidation

Changes to the scope of consolidation in 2001 are listed below:

Scope of Consolidation	Domestic	Foreign	Total
Consolidated companies as of December 31, 2000	451	891	1,342
Acquisitions	38	258	296
Disposals	86	299	385
Consolidated companies as of December 31, 2001	**403**	**850**	**1,253**

In 2001, a total of 187 domestic and 85 foreign associated and non-consolidated companies were valued at equity (2000: 184 and 75, respectively). See below for additional information on significant acquisitions and disposals.

(4) Acquisitions, Dispositions and Discontinued Operations

Significant Transactions in 2001: Acquisitions

Sydkraft. During the first part of 2001, E.ON Energie AG ("E.ON Energie") acquired a controlling interest in Sydkraft AB ("Sydkraft"), a Swedish energy group through a multiple-step process:

- On February 1, 2001 5.3 percent of the outstanding shares were acquired.
- On February 21, 2001 E.ON Energie announced a takeover bid to acquire shares through May 2001. A total of 15.5 percent of the outstanding shares were acquired through this takeover bid.
- On April 6, 2001 an additional 15.7 percent was acquired.

Prior to these share acquisitions, E.ON Energie owned 24.1 percent of Sydkraft as per December 31, 2000. Subsequent to these share acquisitions, E.ON Energie owns 60.8 percent and fully consolidated Sydkraft in the consolidated financial statements effective May 1, 2001. The acquisition was accounted for using the purchase method of accounting and the total purchase price paid for the above acquisitions amounted to approximately €1.7 billion. As the fair value of the acquired net assets approximated the purchase price, no goodwill was recorded.

In October 2001, E.ON Energie concluded a put option agreement which allows the minority shareholder to exercise its right to sell its remaining stake in Sydkraft. The put option is approximately €2 billion and is valid through the end of 2005.

Hein Gas. In June 2001, E.ON's energy division acquired an additional 61.85 percent interest in Hein Gas Hamburger Gaswerke GmbH ("Hein Gas") for €514 million. The acquisition was accounted for using the purchase method of accounting and resulted in goodwill of €74 million, amortized over a 20-year period. E.ON Energie's total investment in Hein Gas, subsequent to the 2001 acquisition, totals 89.9 percent and therefore, Hein Gas was fully consolidated effective June 1, 2001.

In addition, on a pro forma basis, assuming the acquisitions noted above were accounted for as of the beginning of 2001 and 2000, net sales would be €72,902 million and €73,967 million, respectively; net income would be €2,207 million and €3,709 million, respectively; and earnings per share would be €3.34 and €5.97, respectively.

SKW Trostberg. In the second half of 2000, Degussa-Hüls and SKW Trostberg merged into an entity called "Degussa AG" with Degussa-Hüls acting as the acquirer. In October 2000 the merger was approved by both the shareholders of Degussa-Hüls and SKW Trostberg, and in early 2001 the European antitrust authorities approved the merger. On February 9, 2001 the merger was entered into the Commercial Register. The purchase was effected through a share transaction using the following exchange ratios:

- one Degussa AG share for one Degussa-Hüls AG share
- five Degussa AG shares for 22 SKW Trostberg AG shares

This share exchange results in E.ON holding a 64.55 percent ownership in Degussa AG. E.ON accounted for the merger as a transaction between entities under common control and therefore, there were no fair value adjustments made to E.ON's interest in SKW Trostberg held prior to the merger; however the minority shareholder interest of SKW Trostberg was accounted for using the purchase method of accounting. The purchase price was €559 million and related goodwill was €397 million. E.ON recognized a SAB 51 gain of €184 million, which represents the difference between E.ON's net investment basis in the newly formed Degussa AG and its old basis in Degussa-Hüls and SKW Trostberg prior to the merger.

Laporte. On January 12, 2001 Degussa made a public offer to purchase 80.4 percent of the shares of Laporte plc., a specialty chemicals company, for £6.97 per share or €1,8 billion. In December 2000, Degussa had made an initial purchase of 19.6 percent of Laporte for €434 million. The acquisition has been accounted for using the purchase method of accounting; the total goodwill amounted to €1.2 billion. Laporte was fully consolidated in the financial statements of Degussa beginning March 31, 2001.

143

Significant Transactions in 2001: Dispositions and Discontinued Operations

Dispositions

VIAG Interkom. In January 2001, E.ON exercised its put option to sell its 45 percent interest in VIAG Interkom. E.ON had agreed on the put option with British Telecom in August 2000. The proceeds from the sale of the interest amounted to roughly €11.4 billion which comprise the price for the option after adjustment of effects resulting from the auction of a UMTS license in the amount of €7.25 billion and the assumption of shareholder loans. A net gain of €110 million was recognized on the sale.

Klöckner & Co. In October 2001, Klöckner & Co was sold to Balli Group plc for €1.1 billion. The purchase price included the assumption of debt and pension provisions of approximately €800 million, with the remainder paid in cash. A gain of approximately €140 million was recognized on the sale.

Degussa Dispositions.

- In April 2001, Degussa sold its 100 percent stake in Phenolchemie GmbH & Co. KG to the British Ineos group for €388 million, which includes the assumption of €66 million in debt.
- In August 2001, Degussa sold the precious metals activities of dmc[2] (Degussa Metals Catalysts Cerdec AG) to the U.S. OM Group, Inc. for €1.2 billion.
- In October 2001, Degussa sold Asta Medica's oncology business to Baxter Healthcare S.A., a Swiss subsidiary of the U.S. based company Baxter International., for €525 million.
- In October 2001, Degussa sold the Degussa Dental Group to the US company Dentsply International Inc. for €576 million, which includes the assumption of €28 million in debt.

A net gain in the amount of €530 million resulted from these dispositions.

Other. During 2001, E.ON, in compliance with antitrust requirements, sold investments in Laubag Lausitzer Braunkohle AG (Laubag), Veag Vereinigte Energiewerke AG (Veag), Berliner Kraft und Licht AG (Bewag) and Hamburgische Elektricitätswerke AG (HEW). The investments related to VEBA were classified as "Financial assets" and the investments related to VIAG were classified as "Businesses held for sale" in the December 31, 2000 balance sheet. The following summarizes those dispositions:

- Laubag and Veag were sold on May 16, 2001 for €837 million resulting in a €1 million loss.
- Bewag was sold on May 16, 2001 for €1,394 million resulting in a gain of €63 million. The proceeds consisted of 61.85 percent of Hein Gas outstanding shares and €870 million in cash.
- HEW was sold on May 17, 2001 for €419 million resulting in a gain of €63 million.

Discontinued Operations

The Company has discontinued the operations of its Silicon Wafer and Aluminum business segments and these segments are accounted for as such in accordance with APB 30. Amounts in the financial statements and related notes for the year ended December 31, 2001 as well as the Consolidated Statement of Income for 2000 and related notes thereto have been reclassified to reflect the discontinued operations.

Operating results up through the measurement date for discontinued operations are reported, net of tax, under "Income (loss) from discontinued operations" on the accompanying Consolidated Statements of Income. In addition, the loss for the disposal of the discontinued silicon wafer operations has been recorded in the same line item, net of tax.

For financial reporting purposes, the assets and liabilities of the discontinued aluminum operations are combined and classified in the accompanying Consolidated Balance Sheets as of December 31, 2001, under "Other receivables."

The impacts of cash flows from the discontinued operations have been eliminated from the Consolidated Statements of Cash Flows for all periods presented. The liquid fund balances in 2001 related to discontinued aluminum operations are classified with the other assets and liabilities as a net number under "Other receivables." The liquid fund balances of discontinued operations in prior periods are shown as cash and cash equivalents from discontinued operations at the beginning of the period and the end of the period, as applicable.

MEMC. E.ON entered into an agreement for the sale of its silicon wafer operations to TPG Partners III ("TPG") pursuant to a Purchase Agreement dated September 30, 2001 for a symbolic price of $6.00 for both E.ON's 71.8 percent investment and shareholder loans. The transaction closed on November 13, 2001. The total purchase price is subject to upward adjustments of up to $150 million as outlined in the Purchase Agreement, subject to the previously owned silicon wafer operations meeting certain pre-defined operating objectives during 2002. Due to the contingent nature of these operating objectives, which are outside the control of the Company, this contingent payment has not been factored into the loss on the sale of the discontinued silicon wafer operations.

Statements of Income of Silicon Wafer Segment (Summary)		
€ in millions	2001	2000
Net revenue	555	944
Costs of goods sold and services provided	582	804
Gross profit from sales	-27	140
Other expense, net	-1,160	-140
Income from ordinary business activities from discontinued operations before taxes	-1,187	-
Provision for taxes	229	-6
Earnings from discontinued operations	-958	-6
Minority interests in discontinued operations	148	12
Net earnings from discontinued operations	-810	6

The table shown at left provides detail of the net earnings from the discontinued operations of the silicon wafer business.

The total loss on discontinued operations of MEMC of €810 million is composed of losses from the operations of the discontinued business of €326 million, net of €277 million in tax expense and the loss on disposition of €484 million, net of a €506 million tax benefit.

VAW. On January 6, 2002, E.ON entered into a Share Purchase Agreement with Hohenstaufen Zweihunderterste Vermögensverwaltungs GmbH, a wholly owned subsidiary of Norsk Hydro ASA ("Norsk Hydro"), to sell 100 percent of its shares in and shareholder loans to VAW aluminium AG ("VAW"). The closing of the transaction was contingent on the approval of the E.ON Supervisory Board *(Aufsichtsrat)* and the Norsk Hydro corporate assembly. The E.ON Supervisory Board approved the transaction on December 12, 2001 and the Norsk Hydro corporate assembly approved the transaction on January 28, 2002. The sales price for the 100 percent interest and shareholders loans amounted to €3.1 billion.

The sales purchase agreement between E.ON and Norsk Hydro contains several representations and warranties as well as indemnifications customary for such transactions. The agreement provides that the maximum aggregate liability of the Company for indemnifications and breaches of representations and warranties is €250 million.

The table at left provides detail of the net earnings from the discontinued operations of the aluminum business.

The following table provides detail of the net assets from the discontinued operations of the aluminum business.

Statements of Income of Aluminum Segment (Summary)		
€ in millions	2001	2000
Net revenue	3,814	1,760
Costs of goods sold and services provided	3,061	1,435
Gross profit from sales	753	325
Other expense, net	-402	-197
Income from ordinary business activities from discontinued operations before taxes	351	128
Provision for taxes	-74	-13
Earnings from discontinued operations	277	115
Minority interests in discontinued operations	-3	-1
Net earnings from discontinued operations	274	114

Net Assets of Aluminum Segment	
€ in millions	Dec. 31, 2001
Fixed Assets	1,193
Non-fixed Assets	1,898
Liabilities	2,421
Negative goodwill	192
Net assets	**478**

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Significant Transactions in 2000: Acquisitions

Merger of VEBA and VIAG. On June 16, 2000, the merger between VEBA and VIAG was completed and entered into the Commercial Register. For convenience reasons June 30, 2000 was chosen as the merger date. Operations of VIAG are included in the Consolidated Statements of Income beginning July 1, 2000. The merged entity was subsequently renamed "E.ON AG."

The initial difference of €340 million between the purchase price of the acquired net identifiable assets and their fair values as of June 30, 2000 was capitalized as goodwill. Subsequent to the transfer of Schmalbach-Lubeca to AV Packaging GmbH (AVP) in the second half of 2000 which is accounted for at equity, goodwill associated with the merger decreased by €361 million. The remaining negative goodwill of €21 million is reported as a liability and is amortized on a straight-line basis over 20 years.

Of the amount allocated to the net realizable value of VIAG's business, €2,020 million has been identified as pertaining to businesses which the Company has identified as held for sale. The allocation of the purchase price to the businesses held for sale was determined based on the sales prices for all businesses held for sale less cash outflows through disposal date.

Subsequent to the merger of VEBA and VIAG, the following merger-related transactions occurred:

- The electricity divisions of both companies, PreussenElektra and Bayernwerk, were merged into E.ON Energie AG.
- In September 2000, E.ON acquired the remaining 2.46 percent of E.ON Energie AG through the issuance of 11,387,615 E.ON AG shares resulting in a purchase price of €686 million. This acquisition was also accounted for under the purchase method. An amount of €548 million was recorded as goodwill, which is being amortized over 20 years on a straight-line basis.
- Gerresheimer Glas was sold for proceeds of €228 million. No gain or loss was recognized on the disposition of this entity, as it was classified as a business held for sale
- VEW AG was sold for proceeds of €731 million. Due to the accounting treatment for businesses held for sale, no gain or loss was recognized.

The table at right reflects the pro-forma income statement of E.ON for 2000 as if the merger had taken place as of January 1, 2000.

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions, except for per share amounts	Pro-forma
Sales	**88,858**
Gross profit from sales	**12,500**
Selling expenses	6,859
General and administrative expenses	3,155
Other operating income/expenses, net	4,461
Financial earnings, net	-469
Income before income taxes	**6,498**
Income taxes	2,542
Minority interests	516
Income from continuing operations	**3,440**
Income from discontinued operations	238
Net income	**3,678**
Basic earnings per share	**5.07**

This pro-forma information is not necessarily indicative of what the actual combined results of operations might have been if the merger had occurred at the beginning of fiscal year 2000. For purposes of calculating pro-forma results of operations, only significant items that were directly attributable to the merger of VEBA and VIAG were considered. Such items include elimination of VEBA's 10 percent investment in VIAG (through the date of the merger, VEBA had a 10 percent investment in VIAG) and purchase accounting adjustments including the effects thereon recorded as a result of the merger.

Other 2000 Acquisitions

- As of January 1, 2000 VEBA Oel acquired an additional 28 percent ownership interest in Aral through the acquisition of additional subsidiaries of Mobil Oil. On January 1, 2001, VEBA Oel increased its ownership in Aral to 100 percent by acquiring the remaining outstanding 1.12 percent of Aral's shares. The aggregate purchase price of the above transactions approximated €1,899 million. The acquisition has been accounted for under the purchase method of accounting and resulted in goodwill of €881 million, amortized on a straight-line basis over 20 years. Aral was fully consolidated starting January 1, 2000.

- In January 2000 PreussenElektra (now E.ON Energie) acquired 100 percent of Electriciteitsbedrijf Zuid-Holland N.V. (EZH) which has been renamed to E.ON Benelux Generation N.V., a Dutch energy utility headquartered in Voorburg, The Netherlands. The purchase price was €1.082 million. Goodwill resulting from the application of purchase method accounting amounted to €590 million, amortized over 15 years using the straight-line method. EZH's results were consolidated effective January 1, 2000.
- At the beginning of December 2000, Stinnes acquired 17,675,816 shares of the publicly traded chemical distributor Holland Chemical International N.V., Amsterdam, The Netherlands ("HCI"). This equals 99.41 percent of HCI's outstanding shares. The purchase price per share was €16.20. The total purchase price for HCI was €293 million. The acquisition has been accounted for under the purchase method and resulted in goodwill of €185.2 million, amortized on a straight-line basis over 20 years. HCI was fully consolidated effective December 1, 2000.

Significant Transactions in 2000: Disposals

Telecommunications

- On February 10, 2000 the sale and transfer contract for the shares in E-Plus with BellSouth was concluded. The sale price was €7.4 billion in addition to the extinguishment of stockholder loans in the amount of €1.0 billion. E.ON's share in both amounts was 51.25 percent.
- As of March 28, 2000, Cablecom was sold. The sale price amounted to €851 million and resulted in a gain of €788 million.
- The Company sold its 42.5 percent interest in Orange Communications S.A., the Swiss cellular phone company, to France Télécom on November 10, 2000. The sales price for the interest including the transfer of shareholder loans amounted to €1.8 billion. Cash proceeds were received for the shareholder loans and one fourth of the value of the shareholding in Orange Communications. The remaining sales price was paid via the issuance of 102,675,638 shares in Orange S.A. The first official trading day of Orange stock was February 13, 2001. The sale of the shareholding did not result in a significant gain, as it was accounted for at its fair value as part of the merger.

Other. In October 2000 the operating entities of E.ON's VEBA Electronics were sold to a consortium of buyers consisting of Arrow Electronics, Melville (NY/USA), Avnet, Phoenix (AZ/USA), and Schroder Ventures, London (UK). The purchase price, including the transfer of shareholder loans, amounted to US$2.35 billion (€2.6 billion). A gain of €44 million was recorded upon sale. VEBA Electronics was deconsolidated effective September 30, 2000.

(5) Cost of Goods Sold and Services Provided

The table at right provides an overview of the cost of goods sold and services provided by segment.

Cost of Goods Sold and Services Provided

€ in millions	2001	2000
Energy	14,840	9,396
Chemicals	13,504	14,590
Oil	15,760	18,049
Real Estate	835	859
Telecommunications	408	197
Distribution/Logistics	13,269	17,829
Others	-544	-290
	58,072	**60,630**

(6) Other Operating Income/Expenses

The table at right provides detail of other operating expenses.

The total includes expenses not related to the financial year amounting to €232 million (2000: €38 million). Other operating expenses include costs that cannot be allocated to production, administration or selling costs.

In addition to the aforementioned, miscellaneous other operating expenses relate to expenses resulting from the cancellation of long-term energy contracts, rentals, leaseholdings, interest expense related to real estate and external consulting costs.

At right is a detail of other operating income.

The total includes income not related to the financial year amounting to €228 million (2000: €97 million).

As discussed in more detail in Note 4, the common control merger of Degussa-Hüls and SKW Trostberg resulted in E.ON realizing a SAB 51 gain of €184 million.

As discussed in more detail in Note 4, in 2001 gains from the disposal of fixed assets primarily consists of gains realized on the sale of investments in subsidiaries by Degussa, E.ON Energie and VIAG Telecom.

In 2000, gains from the disposal of fixed assets primarily comprise gains resulted from the disposal of the shareholdings in E-Plus (€3,527 million) and Cablecom (€788 million). Income from the release of provisions primarily related to the release of accruals for personnel costs both in 2001 and 2000. These provisions had to be released as circumstances indicated that they were no longer probable.

Other Operating Expenses

€ in millions	2001	2000
Additions of provisions	315	304
Losses from the disposal of fixed assets	76	100
Exchange rate differences	141	506
Other taxes	69	154
Research and development cost	510	485
Amortization of goodwill	475	501
Write-downs on non-fixed assets	122	210
Miscellaneous	2,090	842
Other operating expenses	**3,798**	**3,102**

Other Operating Income

€ in millions	2001	2000
Release of provisions	198	223
Gains from the disposal of fixed assets	1,012	4,981
Exchange rate differences	173	613
Other trade income	129	179
SAB 51 gain	184	-
Gains from deconsolidation	674	-
Miscellaneous	2,140	1,518
Other operating income	***4,510***	***7,514***

(7) Financial Earnings

The decrease in losses from companies accounted for under the equity method in 2001 compared to 2000 results primarily from the disposition of VIAG Interkom in January 2001. Increases in interest income from investment of excess funds was offset by increases in interest expense resulting from debt.

In 2000, a write-down of €356 million was taken on the stakes held by the former VEBA in equity method held companies which were divested during 2001 in line with antitrust requirements associated with the VEBA-VIAG merger. This amount is included in Losses from companies accounted for under the equity method.

Goodwill amortization of companies valued at equity totalling €153 million (2000: €275 million) as well as income resulting from the amortization of negative goodwill relating to companies accounted for under the equity method in the amount of €3 million (2000: €25 million) are included in income from equity interests. The accumulated amortization of goodwill of companies accounted for under the equity method is €518 million.

Interest expense is reduced by capitalized interest on debt totalling €37 million (2000: €15 million).

Financial Earnings

€ in millions	2001	2000
Income from companies in which share investments are held; thereof from affiliated companies 73 (2000: 20)	288	170
Income from profit- and loss-pooling agreements; thereof from affiliated companies 0 (2000: 5)	35	25
Income from companies accounted for under the equity method; thereof from affiliated companies 1 (2000: 265)	934	863
Losses from companies accounted for under the equity method; thereof from affiliated companies 0 (2000: 4)	249	950
Losses from profit- and loss-pooling agreements; thereof from affiliated companies 0 (2000: 1)	14	39
Write-downs of investments	86	91
Income/(loss) from equity interests	**908**	**-22**
Income from long-term securities and long-term loans	262	332
Other interest and similar income; thereof from affiliated companies 16 (2000: 25)	824	595
Interest and similar expenses; thereof from affiliated companies 6 (2000: 107)	1,257	963
Interest and similar expenses (net)	**-171**	**-36**
Write-downs of financial assets and long-term loans	47	17
Financial earnings	**690**	**-75**

(8) Income Taxes

Income taxes including deferred taxes are as follows:

The German Tax Reduction Act *("Steuersenkungsgesetz")* took effect on January 1, 2001 and replaced the corporate imputation system with a classic corporate tax system (*"Halbeinkünfteverfahren"*). The corporate income tax rate on distributed earnings of 30 percent and non-distributed profits of 40 percent was reduced to 25 percent. The corporate income tax liability still remains subject to a solidarity surcharge of 5.5 percent and trade tax on income is still in effect. At the shareholder level, the corporate imputation system mentioned above was applicable to dividends paid for 2000 for the last time. With respect to dividends paid for 2001, generally only half of the distributed profits are included in the taxable income of individual shareholders resident in Germany.

In light of the positive developments of two precedent-setting tax proceedings in the lower German tax courts, the Company released a tax provision that had been previously established to account for a probable liability stemming from the profit and loss sharing agreements with former non-profit real estate companies. This reduced domestic income taxes by approximately €527 million. A final decision from the federal tax court is pending.

Due to the accounting treatment of VIAG Interkom within the purchase price allocation in the VEBA-VIAG merger, the disposition of VIAG Interkom in 2001 resulted in a minimal gain and corresponding effect on tax expense.

A release of valuation allowances in the current period, related to acquired tax benefits recognized in conjunction with the purchase price allocation of the

VEBA-VIAG merger, reduced goodwill by €178 million. These benefits were primarily on corporate and trade tax loss carryforwards.

Income taxes resulting from the discontinued operations of MEMC and VAW are shown separately under "Income from discontinued operations" in the Consolidated Statements of Income and are not included in the table at right.

The earnings of the Dutch subsidiary, E.ON Benelux Generation N.V., have been entitled to a tax holiday which expired after the 2001 tax year. E.ON is still in negotiations with the relevant tax authorities to determine the applicable tax basis for the assets and liabilities of the subsidiary. At this time, the Company is unable to estimate the potential deferred tax effects that the change to taxable status will have. As a result, no deferred taxes have been provided for this entity.

The differences between the statutory tax rate of 25 percent (2000: 40 percent) in Germany and the effective tax rate of 19.5 percent in 2001, and 38.8 percent in 2000 are summarized as follows:

Income Taxes

€ in millions	2001	2000
Current taxes		
Domestic corporate income tax	125	1,985
Domestic trade tax on income	171	77
Foreign income tax	755	819
Other	15	35
	1,066	**2,916**
Deferred Taxes		
Domestic	-103	-335
Foreign	-202	-88
	-305	**-423**
Income taxes	**761**	**2,493**

Reconciliation to the Effective Tax Rate

€ in millions	2001 Amount	2001 Percent	2000 Amount	2000 Percent
Corporate income tax (2001: 25%; 2000: 40%)	975	25.0	2,569	40.0
Credit for dividend distributions[1]	-	-	-193	-3.0
Municipal trade taxes net of federal tax benefit	271	6.9	66	1.0
Foreign tax-rate differential	381	9.7	202	3.1
Change in valuation allowances	-17	-0.4	7	0.1
Tax rate and tax law changes	-188	-4.8	-835	-13.0
Tax-effects on				
Tax-free income	-172	-4.4	-138	-2.1
Equity accounting	-210	-5.4	-93	-1.4
Non-deductible goodwill/badwill-amortization	158	4.1	240	3.7
Other permanent differences[2]	-437	-11.2	668	10.4
Income taxes/effective tax rate	**761**	**19.5**	**2,493**	**38.8**

[1] The tax credit resulting from the dividend for the reporting period will be recognized for U.S. GAAP purposes in 2002.
[2] Including the release of tax accruals in 2001, in the amount of €527 million.

Income before income taxes from ordinary business activities is attributable to the following geographic locations:

Income from Ordinary Business Activities

€ in millions	2001	2000
Domestic	2,988	5,018
Foreign	910	1,405
Total	**3,898**	**6,423**

Deferred Tax Assets and Liabilities

€ in millions	2001	2000
Deferred tax assets		
Intangible assets	32	295
Fixed assets	483	1,063
Investments and long-term financial assets	360	2,335
Inventories	96	105
Receivables	359	120
Net operating loss carryforwards and tax credits	1,331	994
Accruals	2,209	2,499
Liabilities	590	377
Other	908	911
	6,368	**8,699**
Valuation allowance	-254	-271
	6,114	**8,428**
Deferred tax liabilities		
Intangible assets	741	809
Fixed assets	2,519	1,957
Investments and long-term financial assets	904	2,956
Inventories	73	110
Receivables	389	905
Accruals	440	341
Liabilities	2,936	2,779
Other	360	217
	8,362	**10,074**
Net deferred tax assets/(liabilities)	**-2,248**	**-1,646**

Deferred tax assets and liabilities which are mainly of a long-term nature are summarized at left as of December 31.

Net Deferred Income Tax Assets and Liabilities

	December 31, 2001		December 31, 2000	
€ in millions	Total	Thereof non-current	Total	Thereof non-current
Deferred tax assets	2,498	1,628	1,345	808
Valuation allowance	-254	-243	-271	-207
Net deferred tax assets	**2,244**	**1,385**	**1,074**	**601**
Deferred tax liabilities	4,492	3,060	2,720	2,536
Net deferred tax assets/ liabilities	**-2,248**	**-1,675**	**-1,646**	**-1.935**

Tax Loss Carryforwards

€ in millions	2001	2000
Domestic tax loss carryforwards	4,497	2,074
Foreign tax loss carryforwards	1,504	1,937
	6,001	**4,011**

Net deferred income tax assets and liabilities in the consolidated balance sheets are as at left.

Based on the past performance history of subsidiaries and expectations of similar performance in the future as well as the extended realization period for the temporary differences which give rise to the deferred tax assets, the taxable income of these subsidiaries will more likely than not be sufficient to recognize fully the net deferred tax asset related to these subsidiaries. A valuation allowance has been provided for that portion of the deferred tax asset where this criteria has not been met.

The tax loss carryforwards at year-end are as at left.

For domestic tax losses there is no expiration date whereas foreign tax loss carryforwards will expire as follows: €8.7 million in 2002, €40.6 million between 2003 and 2006, and €726.7 million do not have an expiration date. The expiration date of the remaining foreign tax loss carryforwards is longer than 5 years.

Deferred tax liabilities related to undistributed earnings of foreign subsidiaries considered to be reinvested indefinitely were not calculated as it was not practicable.

(9) Minority Interests in Net Income

Minority stockholders participate in the profits of the consolidated companies in the amount of €557 million (2000: €524 million) and losses amounting to €30 million (2000: €44 million).

(10) Other Information

Personnel Costs. In 2001, E.ON purchased 345,485 (2000: 245.210) of its shares (which is 0.05 percent, 2000: 0.03 percent of E.ON's outstanding shares) on the stock market at an average price of €56.93 (2000: €58.46) per share for employees within the Company. These shares were sold to the employees at preferential prices between €26.59 and €49.35 (2000: between €39.26 and €50.77). The difference between purchase price and resale price was charged to personnel expenses.

Personnel Costs

€ in millions	2001	2000
Wages and salaries	6,910	6,651
Social security contributions	1,276	1,137
Pension costs and other employee benefits, thereof pension costs 868 (2000: 753)	868	764
	9,054	**8,552**

Stock-based Compensation. As of the balance-sheet date, the E.ON Group had various stock-based compensation plans, including stock appreciation rights ("SARs") within E.ON AG, Degussa and Stinnes. These stock-based compensation plans are accounted for in accordance with SFAS 123, "Accounting for Stock-Based Compensation," in connection with FASB Interpretations (FIN) No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

The three programs have the following elements in common:

- When exercising SARs, qualified executives also receive a cash bonus. Possible dilutive effects of capital-related measures and dividend payments between the options' time of issuance and exercise are taken into consideration when calculating the compensation.
- SARs that have been issued are non-transferable and may be exercised prematurely only if certain conditions apply when the qualified executive leaves the Group, or according to the options' conditions. Otherwise, the options expire.
- Options have a limited term. SARs that remain unexercised on the corresponding tranche's last exercise date shall be considered as having been exercised automatically on such date.

Stock Appreciation Rights of E.ON AG. E.ON AG proceeded with the SAR program that has been in existence since 1999 with the issuance of a third tranche in 2001.

Within the scope of this third tranche, a total of 1.8 million stock appreciation rights was granted to 231 executives worldwide (second tranche: 155; first tranche: 114), including all the members of the Board of Management of E.ON AG, as part of their compensation package. This included executives from E.ON AG as well as its major subsidiaries E.ON Energie, VEBA Oel and Viterra. Degussa and Stinnes are both listed companies and initiated and/or continued their own SAR programs.

For the third tranche of E.ON's SAR program, the compensation is calculated analogously to that of the second tranche, i.e. as the difference between E.ON's share price at the time of exercise and its quotation at issuance on January 2, 2001, or January 3, 2000, corresponding to €62.95 and €48.35, respectively, multiplied by the number of options exercised. These SARs have a term of seven years. Before any exercise of E.ON SARs, the two following conditions have to be met. Between the date of issuance and exercise, E.ON's share price must outperform the Stoxx Utilities Price Index on at least ten consecutive business days and E.ON's share price at the date of exercise must be at least 20 percent above the share price at the time of issuance. Qualified executives can exercise all or a portion of the SARs issued to them after a two-year blocking period within pre-determined exercise windows, i.e. four weeks after the publication of an E.ON Interim Report or Consolidated Financial Statements, in the years between 2003 and 2007 and/or 2002 and 2006. The last exercise date is the last business day four weeks after the publication of E.ON's Interim Report for Q3 2006 or 2007. SARs can only be issued if the qualified executive owns a certain number of shares in E.ON, which must be held until the issued SARs' date of maturity.

On exercise of first-tranche stock options, the qualified executive receives a compensation equaling the difference between the share price at the time of exercise and E.ON AG's indexed share price, multiplied by the number of options exercised. The aforementioned exercise price corresponds to the share's average stock-market quotation in the last six months leading up to the exercise. The indexed stock price is calculated by taking the share price as of the date of issuance (€54.67) and multiplying it by the ratio of the average quotation of the Euro Stoxx 50 Performance Index in the last six months prior to the exercise to the performance of this index, i.e. 4,376.82. SARs issued as part of the first tranche have a term of five years and may be exercised after a three-year blocking period in full or in parts on pre-defined cut-off dates from 2002 and 2003. The last exercise date is November 3, 2003.

E.ON's SAR program has shown the following developments since 1999:

Development of SAR Program of E.ON

	2001			2000		1999
	First tranche	Second tranche	Third tranche	First tranche	Second tranche	First tranche
Outstanding at beginning of year	959,300	1,443,800	-	1,037,000	-	-
Granted	-	-	1,822,620	-	1,461,800	1,037,000
Exercised	-	36,000	-	-	-	-
Cancelled	5,500	63,000	-	77,700	18,000	-
Outstanding at end of year	**953,800**	**1,344,800**	**1,822,620**	**959,300**	**1,443,800**	**1,037,000**
SARs exercisable at year-end	-	-	-	-	-	-
Acccruals as of December 31 (€ in millions)	3	13	-	-	12	-

In the year under review, compensation cost in the amount of approximately €16.4 million was accrued for E.ON AG's granted SARs (previous year: €11.9 million) since the internal values (imputed exercise compensation as of the balance-sheet date) of an SAR totaled €3.32 and €13.08 as of December 31, 2001 for the first and second tranches, respectively. No compensation cost was recognized for the third tranche of E.ON AG's SAR program in 2001 as the internal value of an SAR as of December 31, 2001 was a negative €4.77.

Stock Appreciation Rights of Stinnes AG. In 1999, Stinnes introduced an SAR program that is identical to the SAR program E.ON AG launched for the first tranche. In the year being reviewed, this program was continued with the issuance of a third tranche.

Effective July 2, 2001, within the scope of the third tranche, Stinnes issued 0.9 million SARs to 254 executives worldwide (second tranche: 250; first tranche: 260), including all of the members of the Board of Management of Stinnes AG, as part of their compensation package.

On exercise of all of Stinnes' SAR tranches, the qualified executive receives a cash bonus equaling the difference between the share price at the time of exercise and Stinnes' indexed share price, multiplied by the number of options exercised. The aforementioned exercise price corresponds to the share's average stock-market quotation in the last six months leading up to the exercise. The indexed share price is calculated by multiplying the base price by the ratio of the M-DAX Performance Index's average development in the last six months prior to the exercise of the option to its quotation at the time of issuance. Stinnes SARs have a term of five years and may be

153

exercised after a two-year blocking period (first tranche: three-year blocking period) in full or in parts at pre-determined cut-off dates until their date of maturity. Base data for the three tranches are as at right.

Stinnes' SAR program has shown the following developments since 1999:

Base Data of SAR Program of Stinnes

	First tranche	Second tranche	Third tranche
Base price (€)	15	21	24
Reference index	4,070	4,458	4,804
Term	1999-2004	2000-2005	2001-2006
Last exercise date	May 3, 2004	May 2, 2005	May 2, 2006

Development of SAR Program of Stinnes

	2001			2000		1999
	First tranche	Second tranche	Third tranche	First tranche	Second tranche	First tranche
Outstanding at beginning of year	2,840,100	1,253,200	-	3,417,800	-	-
Granted	10,000	8,000	945,200	3,400	1,297,700	3,447,800
Exercised	244,100	83,800	-	411,100	12,800	-
Cancelled	40,000	29,200	9,600	170,000	31,700	30,000
Outstanding at end of year	**2,566,000**	**1,148,200**	**935,600**	**2,840,100**	**1,253,200**	**3,417,800**
SARs exercisable at year-end	-	-	-	-	-	-
Accruals as of December 31 (€ in millions)	13	1	-	14	1	2

In the year under review, a compensation cost amount of approximately €14.3 million was accrued for Stinnes AG's granted SARs (previous year: €14.9 million) since the internal values of an SAR totaled €6.08 and €1.51 as of December 31, 2001 for the first and second tranches, respectively. No compensation cost was recognized for the third tranche because the internal value of an SAR as of the cut-off date was negative.

Stock Appreciation Rights of Degussa AG. In 2001, Degussa introduced an SAR program that is identical to the SAR program E.ON AG launched for the second and third tranches.

Within the scope of the first tranche, effective February 9, 2001, Degussa issued 0.9 million SARs to 153 executives worldwide, including all of the members of the Board of Management of Degussa AG, as part of their compensation package.

On exercise of SARs from the Degussa program, the qualified executive receives a cash bonus equaling the difference between Degussa AG's share price at the time of exercise and the base price of €33.40, multiplied by the number of options exercised. The base price is the arithmetic mean of Degussa's quotations on the XETRA electronic stock trading system from August 9, 2000 through February 9, 2001. Degussa SARs may be exercised if the two following conditions are met. Degussa's share price has outperformed the Degussa Stock Option Specialty Chemicals Index, which comprises eight leading European specialty chemicals enterprises, on at least ten consecutive business days between the date of issuance and exercise, and Degussa's share price at the time of exercise is at least 20 percent higher than the base price. Degussa SARs have a term of seven years and may be exercised after a two-year blocking period in full or in parts on certain pre-defined cut-off dates between February 9, 2003 and February 8, 2008. The last exercise date is the last business day four weeks after the publication of Degussa's Interim Report for Q3 2007. SARs can only be issued if the qualified executive owns a certain number of shares in Degussa, which must be held until the issued SARs' date of maturity.

Degussa's SAR program showed the developments as below in 2001.

No compensation cost was recognized for the first tranche, because the internal value of an SAR as of the cut-off date was a negative €5,15.

Development of SAR Program of Degussa

	2001 First tranche
Outstanding at beginning of year	-
Granted	931,400
Exercised	-
Cancelled	-
Outstanding at end of year	**931,400**
SARs exercisable at year-end	-
Accruals as of December 31 (€ in millions)	-

Employees	2001	2000
Energy	38,796	27,371
Chemicals	59,261	53,534
Oil	7,882	8,648
Telecommunications	1,474	1,234
Real Estate	5,664	5,229
Distribution/Logistics	51,516	57,432
Other	626	9,519
Total	**165,219**	**162,697**

Employees. In the current reporting period, the Company employed an average of 165,219 people, including 6,818 trainees and interns and excluding discontinued operations. The breakdown by division is as at left.

Cost of Goods. Cost of goods amounted to €36,648 million in 2001 (2000: €38,114 million).

Taxes Other Than Income Taxes. Taxes other than income taxes total €69.4 million (2000: €154 million), resulting principally from property tax and real estate transfer tax in the current period.

Earnings per Share in million of € or million of shares, except earnings per share	2001	2000
Earnings from continuing operations	2,610	3,450
Earnings from discontinued operations	-536	120
Earnings resulting from the first-time application of SFAS 133	-26	-
Net income	**2,048**	**3,570**
Weighted-average number of shares outstanding, diluted	674	621
Earnings per share		
from continuing operations	3.87	5.56
from discontinued operations	-0.80	0.19
from the first-time application of SFAS 133	-0.04	-
from net income	**3.03**	**5.75**

(11) Earnings per Share

The computation of basic and diluted earnings per share for net income is as follows at left. There are no potential dilutive shares outstanding, and, as such, basic and diluted earnings per share are identical.

155

(12) Intangible Assets

Intangible Assets € in millions	Licenses	Goodwill	Other intangible assets	Total
Acquisition costs balance at January 1, 2001	**4,873**	**6,669**	**142**	**11,684**
Exchange rate differences	11	17	1	29
Change in scope of consolidation	421	691	-5	1,107
Additions	718	318	44	1,080
Disposals	577	217	57	851
Transfers	35	-42	-	-7
Balance at December 31, 2001	**5,481**	**7,436**	**125**	**13,042**
Accumulated depreciation balance at January 1, 2001	**917**	**1,022**	**31**	**1,970**
Exchange rate differences	5	-1	1	5
Change in scope of consolidation	5	-112	2	-105
Additions	394	475	17	886
Disposals	164	10	13	187
Transfers	34	-21	2	15
Balance at December 31, 2001	**1,191**	**1,353**	**40**	**2,584**
2001 net book value	**4,290**	**6,083**	**85**	**10,458**
Acquisition costs balance at January 1, 2000	**1,424**	**4,967**	**68**	**6,459**
Exchange rate differences	22	73	-	95
Change in scope of consolidation	2,927	1,956	74	4,957
Additions	337	113	45	495
Disposals	384	246	10	640
Transfers	547	-194	-35	318
Balance at December 31, 2000	**4,873**	**6,669**	**142**	**11,684**
Accumulated depreciation balance at January 1, 2000	**470**	**1,221**	**28**	**1,719**
Exchange rate differences	11	13	-1	23
Change in scope of consolidation	-	-406	11	-395
Additions	344	502	20	866
Disposals	271	229	-	500
Transfers	363	-79	-27	257
Balance at December 31, 2000	**917**	**1,022**	**31**	**1,970**
2000 net book value	**3,956**	**5,647**	**111**	**9,714**

No impairment charges on intangible assets were incurred in 2001 (2000: €140 million).

(13) Property, Plant and Equipment

Property, plant and equipment includes the capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition in the amount of €37 million (2000: €15 million). Impairment charges on property, plant and equipment were €15 million (2000: €257 million).

With tangible fixed assets, restrictions on disposals exist in the amount of €1,723 million mainly with technical equipment and land. For additional information on secured tangible fixed assets see Note 27.

Property, Plant and Equipment

€ in millions	Real estate, leasehold rights and buildings	Mine development costs, mines, drillings	Technical equipment, plant and machinery	Other equipment, fixtures, furniture and office equipment	Advance payments and construction in progress	Total
Acquisition and production costs balance at January 1, 2001	**17,351**	**33**	**42,604**	**3,098**	**1,589**	**64,675**
Exchange rate differences	-12	-	18	12	4	22
Change in scope of consolidation	2,953	-	8,150	394	158	11,655
Additions	541	-	1,384	393	1,507	3,825
Disposals	631	-	1,167	432	257	2,487
Transfers	220	-	862	60	-1,166	-24
Balance at December 31, 2001	**20,422**	**33**	**51,851**	**3,525**	**1,835**	**77,666**
Accumulated depreciation balance at January 1, 2001	**5,672**	**14**	**27,986**	**2,146**	**13**	**35,831**
Exchange rate differences	2	-	10	-	-	12
Change in scope of consolidation	595	-	4,379	416	22	5,412
Additions	524	3	2,425	392	8	3,352
Disposals	137	-	712	349	14	1,212
Transfers	-1	-	-	-7	-7	-15
Balance at December 31, 2001	**6,655**	**17**	**34,088**	**2,598**	**22**	**43,380**
2001 net book value	**13,767**	**16**	**17,763**	**927**	**1,813**	**34,286**
Acquisition and production costs balance at January 1, 2000	**11,756**	**822**	**34,166**	**3,161**	**1,784**	**51,689**
Exchange rate differences	55	-	207	9	44	315
Change in scope of consolidation	5,193	-3	6,137	-135	359	11,551
Additions	825	3	1,204	402	1,215	3,649
Disposals	470	-	1,182	426	168	2,246
Transfers	-8	-789	2,072	87	-1,645	-283
Balance at December 31, 2000	**17,351**	**33**	**42,604**	**3,098**	**1,589**	**64,675**
Accumulated depreciation balance at January 1, 2000	**4,802**	**544**	**25,102**	**2,397**	**54**	**32,899**
Exchange rate differences	13	-	107	4	-	124
Change in scope of consolidation	505	-	1,052	-317	-8	1,232
Additions	562	11	2,517	367	13	3,470
Disposals	237	-	1,015	317	49	1,618
Transfers	27	-541	223	12	3	-276
Balance at December 31, 2000	**5,672**	**14**	**27,986**	**2,146**	**13**	**35,831**
2000 net book value	**11,679**	**19**	**14,618**	**952**	**1,576**	**28,844**

(14) Financial Assets

Significant additions to shares in associated companies made during 2001 relate to acquisitions made by the energy division of minority interests in various entities throughout Europe and Eastern Europe. Increases in long-term securities in 2001 relate to purchases of marketable securities for the purposes of investing excess cash at the energy division.

Dispositions of shares in associated companies relate primarily to the sale of VIAG Interkom in February 2001 and the sale of the shareholdings of the former VEBA entity in Bewag, Veag and Laubag.

In November 2001, shareholders of VRT decided to dissolve the company. The majority of the share capital and cash reserves of VRT were distributed to shareholders, which is shown as a disposal of €3,992 million under shares in non-consolidated affiliated companies.

During 2000, the increase of shares in non-consolidated affiliated companies due to a change in scope of consolidation related primarily to the Company's 51.25 percent shareholding in VRT. The Company does not maintain control over VRT due to contractual arrangements with the other shareholder. In prior years, E.ON proportionally consolidated VRT and changed to the equity method of accounting in 2000 due to a contractual change. Prior years have not been restated because the impact on the financial position and earnings would be immaterial. Equity and net income of prior years would not have been affected.

The stockholdings held by the former VEBA in Bewag, Veag, and Laubag are included in shares in associated companies for the year-end 2000. The stockholding held by the former VEBA in HEW is included in other share investments for the year-end 2000. These four stockholdings were divested as a result of the antitrust requirements associated with the VEBA-VIAG merger in 2001.

Financial Assets

€ in millions	Shares in non-consolidated affiliated companies	Shares in associated companies	Other share investments	Long-term loans to affiliated companies	Loans to associated and other companies	Loans related to banking operations	Other long-term loans	Long-term securities	Total
Acquisition costs balance at January 1, 2001	**4,584**	**13,057**	**3,215**	**107**	**1,418**	**743**	**717**	**1,837**	**25,678**
Exchange rate differences	-34	-26	-10	-	-2	-	-7	-	-79
Change in scope of consolidation	-2,153	-134	-128	-4	-261	-	255	-4	-2,429
Additions	2,269	4,068	534	82	419	1	136	3,554	11,063
Disposals	3,992	9,658	455	87	414	36	166	1,219	16,027
Transfers	565	70	-541	15	-314	-	240	-3	32
Balance at December 31, 2001	**1,239**	**7,377**	**2,615**	**113**	**846**	**708**	**1,175**	**4,165**	**18,238**
Accumulated depreciation balance at January 1, 2001	**72**	**670**	**111**	**2**	**15**	**-**	**21**	**5**	**896**
Exchange rate differences	-	-6	3	-	-	-	-	-	-3
Change in scope of consolidation	-2	-136	-	-	-	-	-1	-1	-140
Additions	56	117	33	-	18	-	2	1	227
Disposals	5	153	6	1	10	-	2	1	178
Transfers	-	56	-56	-	-	-	-	-	-
Adjustment of other comprehensive income	-	-	373	-	-	-	-	1,766	2,139
Balance at December 31, 2001	**121**	**548**	**458**	**1**	**23**	**-**	**20**	**1,770**	**2,941**
2001 net book value	**1,118**	**6,829**	**2,157**	**112**	**823**	**708**	**1,155**	**2,395**	**15,297**
Acquisition costs balance at January 1, 2000	**609**	**8,379**	**1,785**	**548**	**785**	**720**	**604**	**2,330**	**15,760**
Exchange rate differences	-	7	-16	-	-4	-	-2	2	-13
Change in scope of consolidation	4,358	6,638	869	50	316	-	263	2,073	14,567
Additions	355	1,431	1,033	42	584	23	94	709	4,271
Disposals	776	3,590	228	533	260	-	238	1,155	6,780
Transfers	38	192	-228	-	-3	-	-4	-2,122	-2,127
Balance at December 31, 2000	**4,584**	**13,057**	**3,215**	**107**	**1,418**	**743**	**717**	**1,837**	**25,678**
Accumulated depreciation balance at January 1, 2000	**202**	**359**	**114**	**1**	**105**	**-**	**33**	**21**	**835**
Exchange rate differences	1	-	-	-	-	-	-	-	1
Change in scope of consolidation	30	-29	-75	-	2	-	1	-18	-89
Additions	19	468	77	1	13	-	1	2	581
Disposals	180	128	9	-	102	-	14	-	433
Transfers	-	-	4	-	-3	-	-	-	1
Balance at December 31, 2000	**72**	**670**	**111**	**2**	**15**	**-**	**21**	**5**	**896**
2000 net book value	**4,512**	**12,387**	**3,104**	**105**	**1,403**	**743**	**696**	**1,832**	**24,782**

Earnings Data

€ in millions	2001	2000
Sales	35,745	38,255
Net income/(loss)	1,143	-236
E.ON's portion of net income	509	-50
Other[1]	176	-36
Income from companies which are accounted for under the equity method	**685**	**-87**

[1]Other primarily includes adjustments to conform with E.ON accounting policies as well as goodwill/ negative goodwill (related to balance sheet data) and related amortization (related to earnings data).

Balance Sheet Data

€ in millions	Dec. 31, 2001	Dec. 31, 2000
Fixed assets	38,114	60,967
Current assets and prepaid expenses	23,186	33,875
Accruals	22,347	23,693
Liabilities and deferred income	22,470	42,367
Net assets	16,483	28,782
E.ON's equity in net assets	6,366	11,007
Other[1]	1,130	5,530
Investment in companies which are accounted for under the equity method	**7,496**	**16,537**

[1]Other primarily includes adjustments to conform with E.ON accounting policies as well as goodwill/ negative goodwill (related to balance sheet data) and related amortization (related to earnings data).

Shares in affiliated and associated companies accounted for under the equity method. The summarized financial information at left represents an aggregation of the Company's affiliated and associated companies which are accounted for under the equity method.

Dividends from affiliated and associated companies are €593 million (2000: €427 million). The decrease in investments in companies as compared to 2000 is due to the disposals of VIAG Interkom and Orange Communications S.A. Additions of investments in associated and affiliated companies, which are accounted for under the equity method, resulted in goodwill of €469 million (2000: €6,458 million), of which in the year 2000 €4,572 million was attributable to VIAG Interkom and €1,621 million to Orange Communications S.A. Based on the additions in investments, which are accounted for under the equity method, no negative goodwill resulted in either period.

Other Financial Assets. The aggregate costs, fair values, and gross unrealized holding gains and losses for each class of securities and maturities of fixed-term securities as of December 31, 2001 and 2000 are summarized as follows:

Securities Available for Sale

	2001				2000			
€ in millions	Cost	Fair value	Gross unrealized loss	Gross unrealized gain	Cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Less than 1 year	379	380	-	1	96	96	-	-
Between 1 and 5 years	313	370	-	57	352	397	-	45
More than 5 years	114	121	-	6	122	127	-	5
	806	**871**	**-**	**65**	**570**	**620**	**-**	**50**
Non-fixed-term securities	**5,302**	**3,682**	**1,707**	**87**	**3,619**	**4,316**	**3**	**700**
Total	**6,108**	**4,553**	**1,707**	**152**	**4,189**	**4,936**	**3**	**750**

Disposal of available-for-sale securities generated proceeds in the amount of €621 million (2000: €417 million) and capital gains in the amount of €85 million (2000: €28 million). The Company uses the specific identification method as a basis for determining cost and calculating realized gains and losses.

159

Long-term loans are as follows:

Loans

	2001			2000		
	€ in millions	Interest rate up to	Maturity through	€ in millions	Interest rate up to	Maturity through
Loans to affiliated companies	112	8.00%	2015	105	6.00%	2015
Loans to associated companies	823	12.50%	2007	1,403	5.30%	2010
Loans related to banking operations	708	5.60%	2007	743	7.00%	2009
Other loans	1,155	9.00%	2010	696	7.00%	2010
	2,798			**2,947**		

As of December 31, 2001, €14,917 million financial assets mature after more than one year (2000: €24,686 million). Impairment charges on financial assets amounted to €50 million (2000: €395 million).

(15) Inventories

Work in progress is shown together with finished products because they are combined for the purpose of valuation by the LIFO method.

Inventories in the amount of €641 million (2000: €1,660 million) are valued according to the LIFO method and the remaining inventories are valued at average cost or other methods. The difference between valuation according to LIFO and higher replacement costs is €121 million (2000: €941 million).

Inventories

€ in millions	2001	2000
Raw materials and supplies by segment		
Energy	955	818
Chemicals	585	878
Oil	167	181
Real Estate	133	-
Distribution/Logistics	37	92
Other[1]	30	268
	1,907	**2,237**
Work in progress	**649**	**622**
Finished products by segment		
Energy	82	-
Chemicals	1,138	1,781
Oil	196	118
Real Estate	140	-
Distribution/Logistics	23	29
Other[1]	17	680
	1,595	**2,608**
Goods purchased for sale	**846**	**1,699**
	4,997	**7,166**

[1] Inventories related to discontinued operations have been reclassified to Other for the year 2000.

Receivables and Other Assets

€ in millions	2001 With a remaining term up to one year	2001 With a remaining term of more than one year	2000 With a remaining term up to one year	2000 With a remaining term of more than one year
Financial receivables from affiliated companies	13	1	403	-
Financial receivables from associated companies	860	8	41	-
Other assets	90	472	163	-
Financial receivables and other assets	**963**	**481**	**607**	-
Accounts receivable trade	9,218	112	10,799	498
Other receivables from affiliated companies	362	24	228	8
Associated companies and other share investments	598	5	5,431	25
Reinsurance claim due from Versorgungskasse Energie Mutual Insurance Fund	19	619	138	432
Receivables from banking operations	165	-	150	37
Other assets	4,932	1,750	3,413	2,974
Operating receivables and other assets	**15,294**	**2,509**	**20,159**	**3,974**
Receivables and other assets	**16,257**	**2,990**	**20,766**	**3,974**

Valuation Allowances for Doubtful Accounts

€ in millions	2001	2000
January 1	**579**	**399**
Additions affecting income	349	445
Disposals affecting income	33	303
Additions not affecting income	100	347
Disposals not affecting income	509	309
December 31	**486**	**579**

(16) Receivables and Other Assets

The amounts at left are presented net of valuation allowances for doubtful accounts. Accounts receivable and other assets in the amount of €4,051 million (2000: €7,099 million) are interest-bearing.

The reinsurance claim due from the Versorgungskasse Energie Mutual Insurance Fund results from pension obligations due to E.ON Energie AG employees. The claims of these employees at the point of retirement are covered to a certain extent by insurance contracts made with the above mutual insurance fund.

Other assets in 2001 mainly include accounts receivables related to E.ON Benelux's cross-border lease transactions for power stations amounting to €1,470 million; these are carried at the same amount in other liabilities. Other assets also consist of tax-refund claims of €1,757 million (2000: €1,208 million) and short-term loans of €358 million (2000: €443 million), financial derivatives assets of €819 million (2000: €0 million) as well as the net investment in the discontinued aluminum operations division of €478 million.

Other assets in 2000 includes a receivable for the sale of Orange Communications S.A. (€1,240 million) which was with shares issued in connection with the initial public offering of Orange S.A. The receivables from associated companies in 2000 are mainly due to short-term loans given to VIAG Interkom in connection with the acquisition of a UMTS license in Germany.

Valuation Allowances for Doubtful Accounts. The additions and disposals not affecting income relate primarily to changes in the scope of consolidation.

161

(17) Liquid Funds

Cash and cash equivalents include checks, cash on hand and balances on Bundesbank accounts and at other banking institutions.

Liquid Funds

€ in millions	2001	2000
Cash and cash equivalents with an original maturity of 3 months or less	4,036	1,153
Cash and cash equivalents with an original maturity greater than 3 months	44	48
Securities with an original maturity of 3 months or less	203	464
Securities with an original maturity greater than 3 months	7,861	6,836
	12,144	**8,501**

The securities' aggregate costs, fair values, gross unrealized holding gains and maturities of fixed-term securities as of December 31 are as follows:

Securities Available for Sale

	2001				2000			
€ in millions	Cost	Fair value	Gross unrealized loss	Gross unrealized gain	Cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Less than 1 year	1,583	1,622	-	39	206	207	-	1
Between 1 and 5 years	759	787	-	28	165	166	-	1
More than 5 years	706	924	1	219	45	45	-	-
	3,048	**3,333**	**1**	**286**	**416**	**418**	**-**	**2**
Non-fixed-term securities	**4,858**	**4,731**	**304**	**177**	**6,688**	**6,882**	**-**	**194**
Total	**7,906**	**8,064**	**305**	**463**	**7,104**	**7,300**	**-**	**196**

The disposal of securities available-for-sale generated proceeds in the amount of €3,572 million (2000: €2,016 million). Capital losses from disposal with an amount of €140 million (2000: €10 million) were recorded in the reporting period. E.ON uses the specific identification method as a basis for determining cost and calculating realized gains and losses.

(18) Prepaid Expenses

As in prior year, the prepaid expenses mature within one year. Deferred income totals €816 million, of which €474 million matures within one year.

(19) Capital Stock

Development in 2001: Pursuant to shareholder resolutions approved at the annual general meetings of shareholders held on May 25, 2000 and May 18, 2001, the Board of Management has been authorized to buy back up to 10 percent of E.ON AG's outstanding share capital through October 31, 2002. See Note 23 for further information on the stock repurchase program as well as the cancellation of repurchased shares.

The Company's capital stock now consists of 692,000,000 bearer shares issued without nominal value (2000: 763,298,875). The total amount of outstanding shares as of December 31, 2001 is 652,029,964 (2000: 712,781,940).

Development in 2000: In connection with the merger of VEBA and VIAG the capital stock was increased from €1,307,274,228 by €647,695,048 to €1,954,969,276 through the issuance of 249,113,480 bearer shares without nominal value. Each share has an imputed share amount in capital stock of €2.60. These shares participate in the Company's earnings beginning from January 1, 2000. These amendments were entered into the Commercial Register of the Düsseldorf District Court (HRB 22315) on June 9, 2000.

Under the resolution adopted by E.ON AG's Board of Management on August 29, 2000, the Company made partial use of Authorized Capital II to increase its capital stock from €1,954,969,276 by €29,607,799 to €1,984,577,075 by issuing 11,387,615 bearer shares. Each share has an imputed share amount in capital stock of €2.60 and participates in the Company's earnings beginning from January 1, 2000. The increase in capital stock resulted from a contribution in kind of shares of E.ON Energie AG. These amendments were entered into the Commercial Register of the Düsseldorf District Court (HRB 22 315) on November 3, 2000.

At the Annual Shareholders' Meeting on May 25, 2000, the authorization granted at the 1998 Annual Shareholders' Meeting to increase the Company's capital stock by a maximum of €125 million in return for cash contributions (with the inclusion of shareholders' subscriptions rights) and the authorization to increase the Company's capital stock by a maximum of €125 million in return for contributions in kind (with the exclusion of shareholders' subscription rights) as well as the authorization granted at the 1996 Annual Shareholders' Meeting to increase the Company's capital stock by a maximum of €50 million in return for cash contributions (with the authorization to exclude the shareholders' subscription rights) were cancelled.

Instead the Board of Management was authorized to increase the Company's capital stock by a maximum of €180 million (Authorized Capital I) through the issuance of new shares in return for cash contributions (with the opportunity to exclude shareholders' subscription rights) as well as to increase the Company's capital stock by a maximum of €180 million (Authorized Capital II) through the issuance of new shares in return for contributions in kind (with the exclusion of shareholders' subscription rights). Following the above-mentioned capital increase, Authorized Capital II now amounts to €150.4 million.

In addition, the Board of Management was authorized to increase the Company's capital stock by a maximum of €180 million (Authorized Capital III) through the issuance of new shares in return for cash contributions. Subject to the approval of the Supervisory Board, the Board of Management is authorized to exclude shareholders' subscription rights.

All three capital increases are authorized until May 25, 2005.

Disclosure requirements in conjunction with Germany's Securities Trading Act (WpHG). In compliance with Article 21, Paragraph 1 of Germany's Securities Trading Act (WpHG), Allianz of Munich informed the Company that its direct and indirect share of E.ON AG's voting rights fell below 10 percent as of July 26, 2001 owing to Lambda-Vermögensverwaltungsgesellschaft mbH's (Lambda) merger into E.ON. Allianz currently holds 7.59 percent of E.ON AG's voting rights which includes 7.48 percent indirect voting rights in compliance with Article 22, Paragraph 1, No. 1 WpHG. Also, in compliance with Article 21, Paragraph 1 of Germany's Securities Trading Act, the Free State of Bavaria informed the Company that its share of the voting rights of E.ON decreased to below the 5-percent mark as of July 16, 2001. The Free State of Bavaria currently holds 4.86 percent of E.ON AG's voting rights owing to the fact that E.ON repurchased 7.4 percent of its own E.ON shares.

(20) Additional Paid-in Capital

Additional paid-in capital results exclusively from share issuance premiums.

In 2000, additional paid-in capital rose €9,205 million to €11,402 million compared with year-end 1999. The increase resulted from the share exchange that accompanied the VEBA-VIAG merger and from the acquisition of the remaining 2.46-percent stockholding in E.ON Energie AG by issuing shares in E.ON AG. The additional paid-in capital created by this transaction corresponds to the difference between the nominal value of the shares issued and their market value.

(21) Retained Earnings

Retained Earnings

€ in millions	2001	2000
Legal reserves	45	45
Other retained earnings	11,750	14,660
Total	**11,795**	**14,705**

(22) Other Comprehensive Income

The changes in the components of other comprehensive income and the related tax effects are as below.

Other Comprehensive Income

	2001			2000		
€ in millions	Before-tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before-tax amount	Tax (expense)/ benefit	Net-of-tax amount
Foreign currency translation adjustments	-39	-	-39	255	-	255
Less: reclassification adjustment for gains including in income	-36	-	-36	-	-	-
Unrealized holding gains arising during period	-1,766	983	-783	207	-106	101
Less: reclassification adjustment for gains including in income	63	-35	28	-18	10	-8
Minimum pension liability adjustment	-381	136	-245	-93	65	-28
Cash flow hedges	-67	16	-51	-	-	-
Total other comprehensive income	**-2,226**	**1,100**	**-1,126**	**351**	**-31**	**320**

(23) Treasury Stock Repurchase Program

As of October 31, 2001, the Company had bought back 76,329,887 Ordinary Shares at an average price of €58.69 per share, representing approximately ten percent of E.ON's total share capital. As of November 13, 2001, E.ON's Board of Management decided to cancel 71,298,875 Ordinary Shares. This decision was approved by the Supervisory Board on December 12, 2001. The remaining repurchased shares will be used to hedge E.ON's stock appreciation rights or will be sold to employees as employee shares. These amendments were entered into the Commercial Register of the Düsseldorf District Court (HRB 22315) on December 27, 2001.

Minority Interests

€ in millions	2001	2000
Energy	3,629	2,145
Chemicals	2,172	2,176
Oil	12	8
Real Estate	14	11
Telecommunications	-15	22
Distribution/Logistics	521	540
Others	29	221
	6,362	**5,123**

(24) Minority Interests

Minority interests are attributable to the divisions as in the table at left.

Projected Benefit Obligation

€ in millions	2001	2000
Projected benefit obligation at January 1	**10,084**	**6,246**
Service cost	169	150
Interest cost	599	503
Business combinations/divestitures	-248	2,982
Prior service costs	27	40
Actuarial (gains)/losses	553	710
Exchange rate differences	35	40
Others	8	-60
Pensions paid	-584	-527
Projected benefit obligation at December 31	**10,643**	**10,084**

Change in Plan Assets

€ in millions	2001	2000
Plan assets at January 1	**977**	**324**
Actual return on plan assets	-33	2
Company contributions	20	29
Employees contributions	4	3
Business combinations	237	599
Exchange rate differences	33	32
Pensions paid	-72	-42
Others	17	30
Plan assets at December 31	**1,183**	**977**

(25) Provisions for Pensions

As a general rule, the Company's pension plans are based on pay and length of service. Employees who entered the Company prior to 1999 participate in a final pay arrangement where the amount of benefits depends on final salary, averaged over the last years of employment, and on the period of Company service. For employees who joined the Company after the date mentioned above, a cash balance plan applies under which notional contributions, based on current earnings, are actuarially converted into pension units. In addition, the Company sponsors a performance-linked program. Under this arrangement, additional notional contributions are set aside. As under the cash balance plan described above these contributions are actuarially converted into pension units.

The liabilities arising from the pension plans and their respective costs are determined using the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions." The valuation is based on current pensions and earnings and on economic assumptions, which have been chosen in such a way so as to reflect the realistic long-term expectations.

The change in the projected benefit obligation is as at left center.

An additional amount of €38 million (2000: €53 million) was incurred for defined contribution pension plans, in which the Company pays fixed contributions to an external insurer and to a pension fund, respectively.

The change in plan assets is as at left.

165.

The funded status of all defined benefit pension plans based on the projected benefit obligation ("PBO") is as at right.

The additional minimum liability is accounted for as an intangible asset of €58 million (2000: €40 million) not to exceed the unrecognised prior service cost. Any remaining additional minimum liability is charged directly against stockholders' equity of €622 million (2000: €163 million). The accumulated benefit obligation and fair value of the plan assets for pension plans under which an additional minimum liability arises are €7,808 million (2000: €2,852 million) and €315 million (2000: €119 million) respectively. The increases in actuarial losses and additional minimum liability are attributable to the interest rate decreasing significantly for the year-end 2001.

Provision for pensions shown on the balance sheet also include obligations of U.S. companies arising from post-retirement health-care benefits in the amount of €72 million (2000: €93 million).

Based upon actuarial computations, the total net periodic pension cost is comprised of the items as at right center.

For the period between December 31, 1997 and December 31, 1999 the valuation of pension schemes of all local affiliates was based on the chemical industry's mortality tables ("PK-Chemie 1996 R"). These statistics have lower death and disability incidence rates than the previously used tables by Klaus Heubeck from 1983. Since December 31, 2000 the Klaus Heubeck Tables from 1998 ("Richttafeln 1998") are being used, which are based on disability incidence rates that are reduced by 20 percent. Death rates are slightly lower and disability incidence rates slightly higher than under the previously applied "PK-Chemie 1996 R." The resulting actuarial loss is amortized over the employee's average remaining service.

Actuarial values of the domestic subsidiaries were computed with official tables based on the assumptions as at right.

Funded Status

€ in millions	2001	2000
Unfunded status	9,460	9,106
Unrecognized actuarial loss	-1,324	-476
Unrecognized prior service cost	-68	-97
Unfunded accrued benefit cost	8,068	8,533
Additional minimum liability	680	203
Provisions for pensions	**8,748**	**8,736**

Total Net Periodic Pension Cost

€ in millions	2001	2000
Service cost	166	150
Interest cost	599	503
Expected return on plan assets	-84	-53
Prior service costs	18	21
Net amortization of (gains)/losses	6	2
Net periodic pension cost	**705**	**623**

Actuarial Assumptions

in percent	2001	2000
Discount rate	5.75	6.25
Projected salary increases—nonvested	2.75	2.75
Expected return on plan assets	5.75	6.25
Projected pension payment increases	1.25	1.25

(26) Other Provisions

Other Provisions € in millions	2001	2000
Provisions for nuclear waste management (1)	10,740	11,170
Provisions for taxes (2)	3,970	4,623
Provisions for personnel costs (3)	1,739	2,218
Provisions for outstanding trade invoices (4)	2,126	1,806
Provisions for environmental remediation (5)	680	741
Provisions for reclamation (6)	255	175
Miscellaneous (7)	4,543	4,066
	24,053	**24,799**

As of December 31, 2001, €17,816 million of the above provisions mature after more than one year (2000: €16,668 million).

(1) Provisions for nuclear waste management include costs for nuclear fuel reprocessing, the disposal of waste resulting from reprocessing, nuclear power plant decommissioning, and the disposal of low-level nuclear waste.

The provisions for nuclear waste management stated above are net of advance payments of €733 million (2000: €1,239 million). The advance payments are prepayments to nuclear fuel reprocessors, to other waste-management companies as well as to governmental authorities relating to reprocessing facilities for spent fuel rods and the construction of permanent storage facilities. For the year ended 2001, income after taxes of €87 million resulted from a time extension until permanent storage facilities are utilized. The requirement for spent nuclear fuel reprocessing and disposal/storage is based on the German Nuclear Power Regulations Act *(Atomgesetz)*. Operators may either recycle or permanently dispose of nuclear waste.

E.ON Energie has entered into contracts with two large European fuel reprocessing firms, BNFL in the UK and Cogema in France, for the reprocessing of all spent nuclear fuel. The contract terms are through 2005. The radioactive waste which results from reprocessing will be returned to Germany to be stored in an authorized storage facility.

The accrual for the costs of spent nuclear fuel reprocessing includes the costs for all components of the reprocessing requirements including the costs of transporting spent fuel to the reprocessing firms, of fuel reprocessing, and of outbound transportation of nuclear waste. The stated cost estimates are based primarily on existing contracts.

Accruals for the costs of permanent disposal of spent fuel rods include contractual costs for procuring intermediate containers and estimates for the costs of intermediate on-site storage at power stations, the costs of transporting spent fuel rods to conditioning facilities, conditioning costs, and costs for procuring permanent storage containers.

Cost estimates for reprocessing and for permanent disposal are updated continually. The accrual for the disposal of spent fuel rods is provided over the period in which the fuel is consumed to generate electricity.

The liability for the nuclear portion of nuclear plant decommissioning is based on the *Atomgesetz*, while the liability for the non-nuclear portion depends upon legally binding civil and public regulations as well as voluntary agreements.

After cessation of energy production, the nuclear inventory will be removed from the power plant. The entire plant then will either be immediately dismantled and removed completely or sealed for a certain period of time (approximately 30 years) before final removal.

The accrual for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear portions of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by independent third

167

parties and are updated continuously. The accrual is provided over the estimated useful life of the nuclear plant.

The accrual for the costs of the disposal of low-level nuclear waste covers all cost of conditioning and final storage of low-level waste which is generated in the operations of the facilities.

For all facilities in Germany, accruals for the costs of nuclear fuel reprocessing, of nuclear plant decommissioning, and of the disposal of low-level nuclear waste are calculated using similar methods and also include the costs for the permanent disposal of radioactive waste.

Permanent disposal costs include investment, operating and financing costs for the permanent storage facilities in Gorleben and Konrad and stem from advance payment regulations for permanent storage facilities and are based on data from the German Federal Office for Nuclear Safety *(Bundesamt für Strahlenschutz)*. Each year the Company makes advance payments to the *Bundesamt für Strahlenschutz* commensurate with its growing information base.

Furthermore, in calculating the provisions for nuclear waste management, the Company took into account the effects of the nuclear energy consensus agreement reached by the German government and the country's major energy utilities on June 14, 2000 and the energy consensus agreed to on June 11, 2001.

Under Swedish law, Sydkraft is required to make advance payments to the country's national fund for nuclear waste management. Each year, the Swedish nuclear energy inspection authority calculates the advance payments for the disposal of high-level radioactive waste and nuclear power plant decommissioning based on the amount of electricity produced at a particular nuclear power station. The calculations are then submitted to government offices for approval. Upon approval, the corresponding advance payments are made to the national fund for nuclear waste management and shown as an expenditure.

In the case of low-level and medium-level radioactive waste, a joint venture owned by Swedish nuclear power station operators levies charges annually for the actual waste management costs accrued. Sydkraft shows the corresponding payments as an expenditure.

(2) Provisions for taxes mainly consist of corporate income taxes, including the solidarity surcharge, trade tax on income and foreign income taxes.

(3) Provisions for personnel expenses primarily cover provisions for vacation pay, early retirement benefits, severance, anniversary obligations and other deferred personnel costs.

(4) Provisions for outstanding trade invoices represent the recognition of a liability for cost of products or services received or rendered for which a related invoice has not been received.

(5) Provisions for environmental remediation refer primarily to land reclamation, rehabilitating contaminated sites, redevelopment and water protection measures, borehole sealing, clearing mining fields and recultivating landfills.

(6) Of the provisions for reclamation, €151 million (2000: €90 million) is for potential damages arising from former hard coal mining activities and €99 million (2000: €85 million) from lignite mining.

(7) Miscellaneous provisions cover other risks and include provisions for tax-related interest expense, warranty and contract costs, demolition and dismantling and estimated future losses on open contracts.

168

(27) Liabilities

Liabilities

€ in millions	2001 Total	2001 With a remaining term of up to 1 year	2001 With a remaining term of 1 to 5 years	2001 With a remaining term of over 5 years	2000 Total	2000 With a remaining term of up to 1 year	2000 With a remaining term of 1 to 5 years	2000 With a remaining term of over 5 years
Bonds	1,689	239	1,238	212	206	41	150	15
Bank loans/Liabilities to banks	9,167	2,553	3,890	2,724	10,871	4,184	4,332	2,355
Liabilities related to banking operations	1,110	642	221	247	1,048	573	195	280
Bills payable	30	30	-	-	115	115	-	-
Other financial liabilities	991	335	484	172	2,460	2,314	34	112
Financial liabilities to banks and third parties	**12,987**	**3,799**	**5,833**	**3,355**	**14,700**	**7,227**	**4,711**	**2,762**
Financial liabilities to affiliated companies	831	827	4	-	4,601	4,463	91	47
Liabilities to companies in which participating interests are held	2,501	2,385	38	78	53	53	-	-
Financial liabilities to group companies	**3,332**	**3,212**	**42**	**78**	**4,654**	**4,516**	**91**	**47**
Financial liabilities	**16,319**	**7,011**	**5,875**	**3,433**	**19,354**	**11,743**	**4,802**	**2,809**
Accounts payable	4,368	4,365	3	-	5,926	5,895	31	-
Liabilities to affiliated companies	334	261	-	73	262	254	2	6
Liabilities to companies in which participating interests are held	312	311	1	-	2,722	2,605	33	84
Capital expenditure grants	290	21	83	186	337	25	95	217
Construction grants from energy consumers	3,005	100	460	2,445	2,765	210	778	1,777
Advance payments (deferred revenue)	323	310	13	-	381	333	48	-
Other	5,392	3,072	424	1,896	4,399	2,200	234	1,965
thereof taxes	918	918	-	-	769	769		
thereof social security contributions	170	170	-	-	201	201		
Ot' er liabilities	**14,024**	**8,440**	**984**	**4,600**	**16,792**	**11,522**	**1,221**	**4,049**
Liabilities	**30,343**	**15,451**	**6,859**	**8,033**	**36,146**	**23,265**	**6,023**	**6,858**

Liabilities are reported net of the interest portion of non-interest-bearing and low-interest liabilities in the amount of €30,113 million. This interest portion amounts to €230 million (2000: €226 million) and is shown under prepaid expenses.

Financial Liabilities. Bonds in the amount of €1,099 million relate to E.ON Energie's subsidiary, Sydkraft. These bonds are in Swedish krona and primarily have interest rates ranging from 3 to 6 percent. In addition, the bearer bonds of the Degussa Bank have various maturity dates and carry interest rates ranging from 4.9 to 9.5 percent.

Bank loans are summarized as follows:

Bank Loans

	2001 € in millions	2001 Interest rate	2000 € in millions	2000 Interest rate
Bank loans secured by mortgages on real estate	1,312	0% - 7%	339	0.5% - 7.5%
Bank loans secured by mortgages on real estate	153	7.1% - 14%	1,032	7.6% - 19.5%
Other secured bank loans	1,306	0% - 14%	332	0.5% - 19.5%
Unsecured bank loans, drawings on credit lines, short-term loans	6,396	0% - 14%	9,168	0.5% - 19.5%
	9,167		**10,871**	

169

Bank loans that bear interest below market rates have been granted mainly to the real estate management division for financing residential rental real estate. Under this form of financing, the real estate management division can only charge rents that are below the prevailing market rates. Due to these conditions, such loans appear at present value on the balance sheet. The difference resulting from discontinuation is reported under prepaid expenses and released in subsequent years as rent. The interest on the liabilities results in increased interest expenses.

As of December 31, 2001, bank loans had the following maturities:

Bank Loans Maturities	
€ in millions	
2002	2,553
2003	1,506
2004	1,022
2005	635
2006	727
After 2006 to 2040	2,724
	9,167

Secured liabilities to banks totalled €2,771 million at December 31, 2001 (2000: €1,703 million). The collateral includes mortgages of €1,465 million (2000: €1,310 million).

As per year-end 2001, E.ON had available credit lines of €6,325 million at domestic and foreign banks for financing purposes. These lines of credit have maturities of up to one year and variable interest rates up to 0.25 percent above the Euro Interbank Offered Rate (EURIBOR) or the London Interbank Offered Rate (LIBOR). Included in the above figure, the Company has a 14-month, €1,022 million syndicated credit line facility with an interest rate of 0.125 percentage point above EURIBOR. The Company had not utilized the syndicated credit line facility as of year-end 2001.

In November 2001, the Company, at the corporate level, increased its Medium Term Notes program to €7.5 billion, formerly €2 billion. In addition, in February 2002, the €2 billion in Commercial Paper was increased to €5 billion which is also available for financing purposes. As of the balance-sheet date, E.ON AG had utilized €100 million of the Commercial Paper program while the Medium Term Note program had not been utilized. Due to the acquisition of Sydkraft, the Company also has a Commercial Paper program in the amount of $200 million as well as a Medium Term Note program in SEK 8 billion, of which approximately SEK 7.6 billion or €0.8 billion (included in the above amount) was utilized in 2001.

Other financial liabilities mainly include non-interest-bearing and low-interest liabilities granted to companies in the real estate management division and the oil division in the amount of €748 million (2000: €927 million). They are attributable to low-interest loans for the construction of subsidized housing with an interest rate below 2 percent and to non-interest-bearing German government loans for petroleum and natural gas exploration.

Other Liabilities. Other liabilities in the amount of €13,267 million are non-interest-bearing (2000: €14,311 million).

Capital expenditure grants of €290 million (2000: €337 million) are paid primarily by customers in the electricity division for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income based upon the depreciable lives of the related asset.

Construction grants of €3,005 million (2000: €2,765 million) are paid by customers of the energy division for costs of connections according to the generally binding linkup terms. The grants are non-refundable and are recognized as sales according to the useful life.

Lastly, other liabilities also include E.ON Benelux's cross-border lease transactions for power stations amounting to €1,470 million as well as the negative fair values of derivative financial instruments of €819 million and other loans in the amount of €562 million.

(28) Contingencies and Commitments

Contingent liabilities as listed below have not been accrued as the risk of losses is not considered probable.

Contingencies € in millions	2001	2000
Contingent liabilities on bills of exchange	4	41
Contingent liabilities from guarantees	625	619
Contingent liabilities from warranties	1,343	770
Contingent liabilities from granting collateral on behalf of third parties	215	710
Other contingent liabilities	384	150
Total	**2,571**	**2,290**

Pursuant to the amendments of Germany's Nuclear Power Regulation Act (*Atomgesetz*, or "AtG") and the amendments to the Regulation regarding the Provision for Coverage of the AtG (*Atomrechtliche Deckungsvorsorge-Verordnung*, or "AtDeckV"), German nuclear power station operators are required to provide nuclear accident liability coverage of up to €2.5 billion per accident. Standard insurance policies exist to cover damages of up to €102.3 million. Damages that exceed this amount are covered up to €255.6 million per accident by the *Nuklear Haftpflicht GbR*. In proportion to their shareholdings in nuclear power stations, Group companies have agreed to provide that their subsidiaries operating nuclear power stations maintain a level of liquidity that would enable them at all times to meet their obligations as members of the *Nuklear Haftpflicht GbR*.

To provide liability coverage for the additional €2,244.4 million required by the above-mentioned amendments, E.ON Energie AG and the other parent companies of German nuclear power station operators reached a Solidarity Agreement (*Solidarvereinbarung*) on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power station operator liable for the damages to receive—after the operator's own resources and those of its parent company are exhausted—financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie AG's share of the liability coverage is 40.6 percent. This percentage includes a 5 percent charge for the administrative costs of processing damage claims. The Solidarity Agreement took effect the day on which the AtG and AtDeckV provisions raising liability coverage to €2.5 billion took effect.

In accordance with Swedish law, Sydkraft has issued guarantees to governmental authorities. The guarantees were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed advance payments made in the past.

In addition, Sydkraft is also responsible for eventual costs related to the disposal of low-level radioactive waste if actual waste management costs exceed the advance payments Sydkraft has made in the past to a joint venture owned by Swedish nuclear power station operators.

Contingent liabilities also exist according to Sec. 24 of the Private Limited Liability Companies Act ("GmbHG") for outstanding contributions of co-stockholders to the capital of various companies. These relate to future capital contributions required to be made by other co-stockholders parties for which E.ON could be held liable should the required co-stockholders fail to meet its obligations.

Long-term Contractual Obligations. As of December 31, 2001, long-term contractual obligations related to jointly operated power plants exist to purchase fixed quantities of electricity from both affiliated companies and other utilities. The purchase price of electricity from jointly operated power plants is determined by the supplier's production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital. Other utilities are primarily operators of wind-driven power plants to whom a regulated remuneration at fixed minimum prices must be paid in accordance with the Electricity Feed-In Law.

Long-term contractual obligations have also been entered into by the energy division in connection with the reprocessing and storage of spent fuel elements. Respective prices are based on prevailing market conditions.

171

Purchase commitments for the remaining term of the aforementioned long-term contractual obligations total €2.532 million and are as follows:

Purchase Commitments	
€ in millions	
2002	466
2003	393
2004	360
2005	361
After 2006	952
	2,532

Also, additional customary long-term fuel procurement contracts exist.

Other Financial Obligations. Obligations arising from rental, tenancy and leasing agreements are due as follows:

Other Financial Obligations	
€ in millions	
2002	304
2003	290
2004	223
2005	198
After 2006	476
	1,491

Expenses arising from such contracts are reflected in the Consolidated Statements of Income and amount to €408 million (2000: €497 million).

Other financial obligations in the amount of €1,574 million (2000: €2,980 million) include commitments for capital expenditures on expansion and environmental protection measures, commitments to grant credits as well as other contracted but not yet effective investments in financial assets are also included. Included in the commitments to grant credits is a conditional obligation to grant subordinated loans in the amount of €102 million (2000: €213 million). Moreover, the Electricity Division has financial commitments relating to a cash offer to minority shareholders of E.ON Bayern (formerly OBAG, EVO, Isar-Amperwerke) and Contigas. As further discussed in Note 4, the Company has a put option to purchase additional shares of Sydkraft for approximately €2 billion.

(29) Litigation and Claims

Various legal actions, including lawsuits for product liability or for alleged price fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. Since litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, the outcome of these matters will not have a material adverse effect upon the financial condition, results of operations or cash flows of the Company.

In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims *(Spruchstellenverfahren)*. The claims contest the adequacy of share exchange ratios or cash settlements. The claims impact the Company's Energy, Chemicals and Distribution/Logistics Divisions as well as the VEBA-VIAG merger. Because the share exchange ratios and settlements were determined by outside experts and reviewed by independent auditors, E.ON believes that the exchange ratios and settlements are correct.

(30) Supplemental Disclosure of Cash Flow Information

See Note 4 for details regarding the acquisition of Heingas, the merger of Degussa-Hüls and SKW, the merger of VEBA and VIAG and the acquisition of E.ON Energie's minority interest.

Cash flow from continuing operations increased to €3.9 billion (2000: €3.2 billion) in the year under review. It should be noted that due to tax payments in the amount of €1.8 billion (2000: €1.5 billion) regarding profits generated through the sale of non-core business activities, cash flow from operations was reduced. Cash flow from investing activities amounted to €10.8 billion, the increase was primarily related to the sale of VIAG Interkom.

Supplemental Disclosure of Cash Flow Information

€ in millions	2001	2000
Cash paid during the year for		
Interest, net of amounts capitalized	1,193	257
Income taxes, net of refunds	2,494	2,789
Non-cash investing and financing activities		
Acquisition of Hein Gas (61.85%)	514	-
Merger of Degussa-Hüls and SKW	559	-
Merger of VEBA and VIAG	-	9,271
Contribution of Schmalbach-Lubeca for shares of AV Packaging	-	290
Disposal of shares of Orange Communications S.A.	-	1,077
Acquisition of minority interest in E.ON Energie	-	612

The Company had a positive cash flow of €14.7 billion from its operations and its investing activities. This cash was used to finance the Company's treasury stock repurchase program (€3.5 billion), the dividend payment of €1.2 billion and to substantially reduce financial liabilities. Lastly, liquid funds rose from €8.5 billion to €12.1 billion.

Payments for acquisitions of subsidiaries during the current year amount to €3,387 million (2000: €2,710 million). Liquid funds acquired herewith amount to €1,348 million (2000: €238 million). These purchases rendered assets amounting to €14,291 million (2000: €5,264 million) as well as provisions and liabilities totalling €9,788 million (2000: €2,749 million).

The deconsolidation of shareholdings and business units resulting from divestments led to reductions of €6,912 million (2000: €7,239 million) related to assets and €4,186 million (2000: €4,474 million) related to provisions and liabilities. Liquid funds divested herewith amounted to €188 million (2000: €212 million).

(31) Derivative Financial Instruments

Strategy and Objectives. The Company uses derivatives to derive an economic benefit in order to offset fluctuations in earnings, cash flows, and equity associated with movements in exchange rates, interest rates and commodity prices. Due to the extensive documentation requirements and strict effectiveness criteria of SFAS 133, less than half of the Company's interest rate derivatives qualify for hedge accounting under SFAS 133. Hedge accounting with regards to foreign exchange derivatives is mainly used for hedging net investments in foreign operations as well as securing long-term debt in connection with acquisition activities. The Company's policy permits the use of derivatives if they are associated with underlying physical assets, forecasted physical transactions, legal rights or obligations.

During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings equity and cash flows from period to period. The Company makes use of derivative instruments in various strategies to eliminate or limit these risks. The Company classifies for financial reporting purposes hedging activities as three distinct types of hedges—fair value, cash flow and net investment in foreign operations. Certain contracts arising in the course of normal operations are considered energy trading contracts in accordance with EITF 98-10.

E.ON AG has enacted general risk management guidelines for the use of derivative instruments which form a comprehensive framework for the Company. Each reporting unit adopted industry-specific risk management guidelines to manage the appropriate risks arising from their respective activities. The reporting units' guidelines operate within the general risk management framework of E.ON AG. As part of the Company's framework for interest rate and foreign currency risk management, an enterprise-wide reporting system is used to monitor each reporting unit's exposures to these risks and their long-term and short-term financing needs.

Fair Value Hedges. The Company seeks to maintain in certain cases a desired level of floating-rate assets and debt. To this end, the Company uses interest rate and cross-currency swaps to manage interest rate and foreign currency risk arising from long-term debt obligations denominated in euros and foreign currencies (principally U.S. dollars). The Company does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. The ineffective portion as per December 31, 2001 of fair value hedges resulted in a gain of €4.2 million.

Cash Flow Hedges. Uncertainty regarding the amount of interest rate risk arises from floating-rate debt issued by the Company and its reporting units. As of December 31, 2001, floating-rate debt designated in foreign currrency cash flow hedges was up to 8 years and up to 7 years for interest rate cash flow hedges.

A desired level of fixed-rate debt is maintained through the use of interest rate and cross-currency swaps. By using these swaps, the Company pursues its strategy to hedging payments in foreign currency and in euros from interest-bearing assets and liabilities in the functional currency of the respective E.ON company by using cash flow hedge accounting. Moreover the Company created cash flow hedges with forecasted transactions in foreign currencies and has in the past, created cash flow hedges for future oil exploration and refinery margins resulting from forecasted underlying transactions. Neither forecasted transactions nor options qualify for hedge accounting under SFAS 133 at December 31, 2001.

Commodity price risks include exposure to fluctuations in spot and forward prices for crude oil, petroleum products and refinery margins. These risks were reduced by using crude oil, refinery margin, and petroleum product swaps, forwards, and futures to fix the price of forecasted exploration and refinery production. Crude oil and petroleum product swaps are used to hedge forecasted production. The Company's objective is to hedge a fixed percentage of forecasted crude oil production and up to the forecasted refinery output of petroleum products. Production forecasts are monitored and updated on a regular basis.

During the year ended December 31, 2001, hedge accounting was discontinued for crude oil and petroleum product swaps. The discontinuation of hedge accounting resulted in a loss of €2.6 million. As of December 31, 2001, a deferred gain of €1.3 million remained in accumulated other comprehensive income relating to forecasted transactions previously designated in cash flow hedges and is anticipated to impact earnings over the next twelve months.

The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2001 was a gain of €6.9 million. The Company does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. For the year ended December 31, 2001, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a loss of €14.5 million. The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a loss of €1.2 million.

Net Investment Hedges. The Company uses to a limited extent foreign currency loans and forwards to protect the value of its investments in its foreign operations denominated in foreign currencies. The Company does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. For the year ended December 31, 2001, the Company recorded a €25.8 million loss cumulative translation adjustment (a component of accumulated other comprehensive income within stockholders' equity) related to net investment hedges.

Energy Trading Contracts. Certain reporting units engage in energy trading activities in the normal course of operations. These activities are subject to the Company's derivatives policies. The reporting units involved in such activities enter into energy trading contracts for the following purposes: price risk management, system optimization, load balancing and margin improvement. The Company's policy permits the use of derivatives in the energy division if (1) the reporting unit has the capability and resources to physically deliver the asset, or (2) the derivative is matched to forecasted production or generation. In the energy division, the total nominal volume of derivatives amounted to €11.4 billion as per December 31, 2001. For the year ended December 31, 2001 the Company recorded realized and unrealized gains and losses for all commodity derivatives of €63 million and €69.9 million, respectively.

Valuation of Derivative Instruments. The fair value of derivative instruments is sensitive to movements in the underlying market rates and variables. The Company monitors the fair value of derivative instruments on a periodic basis. The fair value of foreign currency, commodity and interest rate derivatives is monitored on a periodic basis ranging from daily, to at least quarterly. Fair values are calculated for each derivative financial instrument which is the price at which one party would assume the rights and duties of another party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

The following is a summary of the methods and assumptions for the valuation and income effects of utilized derivative financial instruments in the Consolidated Financial Statements.

- Currency, crude oil forwards, crude oil, gas, coal, electricity as well as crack and product swaps are valued separately at future rates or market prices as of the balance sheet date. The fair values of spot and forward contracts are based on spot prices that consider forward premiums or discounts from quoted prices in the relevant markets when possible. Certain long-term commodity forward contracts are valued using weighted-average probability models reflecting the underlying conditions and variables associated with the contractual agreement.
- Market prices for currency, crude oil, gas and electricity options are valued using standard option-pricing models commonly used in the market. Embedded caps, floors, and collars are considered in the valuation by calculating the fair value separately for such features similar to stand-alone options.
- The fair values of existing instruments to hedge interest rate risk were determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate and cross currency swaps for each individual transaction as of the balance sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual. Market values for interest rate options are determined on the basis of quoted market prices or on calculations based on option pricing models.
- Exchange-traded oil and energy future contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term are stated under other liabilities or other assets, respectively. They are accounted for with an impact on earnings at settlement or realization, respectively.

175

Total Volume of Foreign Currency and Interest Rate Derivatives as of Dec 31, 2001 and Dec 31, 2000

€ in millions (Remaining maturities)		Total volume of derivative financial instruments			
		Dec. 31, 2001		Dec. 31, 2000	
		Nominal value	Market value[1]	Nominal value	Market value[1]
FX forward transactions					
Buy		2,095.4	35.3	2,319.1	-66.3
Sell		2,935.9	-48.5	2,739.6	89.5
FX currency options					
Buy		896.4	7.2	338.3	0.2
Sell		28.6	1.7	82.9	1.9
Subtotal		**5,956.3**	**-4.3**	**5,479.9**	**25.3**
Cross currency swaps					
	up to 1 year	67.0	-11.9	72.7	-11.4
	1 year to 5 years	1,892.0	73.9	348.9	17.1
	more than 5 years	211.8	-3.4	51.1	-3.3
Interest rate/cross currency swaps					
	up to 1 year	253.4	37.8	-	-
	1 year to 5 years	629.7	20.0	180.7	15.4
	more than 5 years	-	-	-	-
Subtotal		**3,053.9**	**116.4**	**653.4**	**17.8**
Interest rate swaps					
Fixed-rate payer					
	up to 1 year	118.7	-1.1	107.9	0.9
	1 year to 5 years	2,129.8	-25.3	1,306.2	-11.7
	more than 5 years	319.7	-13.2	498.0	-9.3
Fixed-rate receiver					
	up to 1 year	56.8	0.2	24.5	0.3
	1 year to 5 years	391.1	15.2	-	-
	more than 5 years	128.4	3.3	38.4	0.8
Subtotal		**3,144.5**	**-20.9**	**1,975.0**	**-19.0**
Interest rate options					
Buy	up to 1 year	-	-	-	-
	1 year to 5 years	253.2	-0.5	1.8	-
	more than 5 years	-	-	36.3	0.4
Sell	up to 1 year	-	-	-	-
	1 year to 5 years	36.3	-0.1	-	-
	more than 5 years	-	-	36.3	-
Subtotal		**289.5**	**-0.6**	**74.4**	**0.4**
Total		**12,444.2**	**90.6**	**8,182.7**	**24.5**

[1] Market value deviation from nominal value.

The above table no longer includes the figures related to discontinued operations, namely the amounts related to VAW. The VAW nominal volume amount in the foreign exchange area is €1,369 million as per December 31, 2001 (2000: €1,393 million) and the market value amount was €-35.5 million as per December 31, 2001 (2000: €-2.7 million). The VAW nominal volume amount in the interest rate area amounted to €201 million as per December 31, 2001 (2000 €186 million) and the market value amount was €-4.3 million as per December 31, 2001 (2000: €-4.1 million).
Volumes related to dmc^2 and Klöckner & Co are no longer shown as the corresponding portions of these businesses were sold entirely in 2001 and the Company has no further obligations regarding financial derivatives. As of December 31, 2000, the total nominal volume of financial derivatives for both dmc^2 and Klöckner & Co amounted to €280 million and the total market value amount was €7.7 million.
The above table includes both derivatives which qualify and do not qualify for SFAS 133 hedge accounting treatment.

Total Volume of Oil Related Financial Derivatives

€ in millions (Remaining maturities)		Dec. 31, 2001 Nominal value	Dec. 31, 2001 Market value[1]	Dec. 31, 2000 Nominal value	Dec. 31, 2000 Market value[1]
Crude oil swaps					
Buy	up to 1 year	398.5	-19.4	293.5	-31.7
	more than 1 year	6.7	-0.3	-	-
Sell	up to 1 year	383.9	23.3	159.8	12.6
	more than 1 year	6.0	-0.4	25.6	-4.7
Subtotal		**795.1**	**3.2**	**478.9**	**-23.8**
Refinery margin and petroleum product swaps					
	up to 1 year	-	-	424.3	20.5
	more than 1 year	-	-	151.3	18.0
Subtotal		**-**	**-**	**575.6**	**38.5**
Crude oil options					
Buy	up to 1 year	-	-	41.9	-0.1
	more than 1 year	-	-	-	-
Sell	up to 1 year	-	-	136.9	4.3
	more than 1 year	-	-	136.7	-2.5
Subtotal		**-**	**-**	**315.5**	**1.7**
Exchange traded oil future contracts					
Buy	up to 1 year	5.8	0.1	4.3	-0.2
	more than 1 year	-	-	-	-
Sell	up to 1 year	10.6	0.6	20.2	0.6
	more than 1 year	-	-	5.6	-0.2
Subtotal		**16.4**	**0.7**	**30.1**	**0.2**
Total oil related financial derivatives		**811.5**	**3.9**	**1,400.1**	**16.6**

[1] Market value deviation from nominal value.

m

Total Volume of Gas, Coal and Electricity Related Financial Derivatives

€ in millions (Remaining maturities)		Dec. 31, 2001 Nominal value	Dec. 31, 2001 Market value[1]	Dec. 31, 2000 Nominal value	Dec. 31, 2000 Market value[1]
Electricity swaps					
Buy	up to 1 year	670.9	31.4	-	-
	more than 1 year	98.3	6.3	-	-
Sell	up to 1 year	859.0	-57.7	-	-
	more than 1 year	701.0	-27.7	-	-
Subtotal		**2,329.2**	**-47.7**	**-**	**-**
Electricity options					
Buy	up to 1 year	534.0	13.8	0.7	-
	more than 1 year	11.0	0.1	-	-
Sell	up to 1 year	571.3	-8.5	7.2	-0.5
	more than 1 year	22.3	3.3	-	-
Subtotal		**1,138.6**	**8.7**	**7.9**	**-0.5**
Exchange traded electricity future contracts					
Buy	up to 1 year	60.4	0.4	-	-
	more than 1 year	66.5	1.0	-	-
Sell	up to 1 year	76.7	-3.6	-	-
	more than 1 year	9.9	-0.2	-	-
Subtotal		**213.5**	**-2.4**	**-**	**-**
OTC-forwards					
Buy	up to 1 year	3,206.3	397.3	-	-
	more than 1 year	538.6	-1.0	-	-
Sell	up to 1 year	3,317.8	-394.4	-	-
	more than 1 year	645.8	2.5	-	-
Subtotal		**7,708.5**	**4.4**	**-**	**-**
Gas and coal swaps					
Buy	up to 1 year	39.3	-2.5	25.1	0.4
	more than 1 year	-	-	-	-
Sell	up to 1 year	1.3	-	-	-
	more than 1 year	-	-	-	-
Subtotal		**40.6**	**-2.5**	**25.1**	**0.4**
Gas options					
Buy	up to 1 year	-	-	29.8	0.2
	more than 1 year	-	-	-	-
Sell	up to 1 year	-	-	-	-
	more than 1 year	-	-	-	-
Subtotal		**-**	**-**	**29.8**	**0.2**
Total electricity and gas related financial derivatives		**11,430.4**	**-39.5**	**62.8**	**0.1**
Total oil, gas and coal and electricity related financial derivatives		**12,241.9**	**-35.6**	**1,462.9**	**16.7**

[1] Market value deviation from nominal value.

The above table no longer includes the figures related to discontinued operations, namely the amounts related to VAW. The VAW nominal volume amount in the commodity area is €1,449 million as per December 31, 2001 (2000: €1,448 million) and the market value amount was €-1.1 million as per December 31, 2001 (2000: €-54.6 million).
Volumes related to dmc[2] are no longer shown as the corresponding portion of this business was sold entirely in 2001 and the Company has no further obligations regarding financial derivatives. As of December 31, 2001 the total nominal volume amount in the commodity area was €568 million and the market value was €-5.3 million.
As the Company does not apply SFAS 133 hedge accounting in the commodities area, the above table only includes derivatives which are marked to market.

Counterparty Risk From the Use of Derivative Financial Instruments. The Company is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company's credit risk will equal the positive market value in a derivative. Currently, when the fair value of a derivative contract is positive, this indicates that the counterparty owes the Company, thus creating a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, the Company enters into transactions with high quality counterparties which include financial institutions, commodities exchanges, energy traders, and broker-dealers that satisfy the Company's established credit approval criteria. The credit ratings of all derivative counterparties are reviewed on a regular basis by the Company's established credit approval criteria. The reporting units involved in electricity-, oil-, gas- and coal-related derivatives also perform thorough credit checks and monitor credit worthiness on a regular basis. Derivative transactions are generally executed on the basis of standard agreements that allow all outstanding transactions with contracting partners to be offset. Exchange traded electricity and oil future contracts with a nominal value of €230 million as of December 31, 2001 (2000: €30 million) bear no counterparty risk. In general, collateral for derivative transactions are neither provided nor received.

The netting of transactions with positive and negative outstanding market values is not shown in the table below. In summary, as of December 31, 2001, derivatives had the following credit structure and lifetime.

Rating of Counterparties

Standard & Poor's and/or Moody's	Total		Up to 1 year		1 to 5 years		More than 5 years	
€ in millions	Nominal value	Counter-party risk	Nominal value	Counter-party risk	Nominal value	Counter-party risk	Nominal value	Counter-party risk
AAA and Aaa	872.7	1.9	237.1	0.3	512.9	1.6	122.7	-
AA+ and Aaa or AAA and Aa1 through AA- and Aa3	8,740.9	191.6	4,608.4	81.2	3,631.2	106.7	501.3	3.7
AA- and A1 or A+ and Aa3 through A or A2	3,496.7	108.2	2,509.5	88.2	971.3	19.8	15.9	0.2
Other[1]	11,345.9	551.1	8,703.4	410.5	2,568.8	139.4	73.7	1.2
Total	**24,456.2**	**852.8**	**16,058.4**	**580.2**	**7,684.2**	**267.5**	**713.6**	**5.1**

[1]In addition, other mainly includes domestic counterparties which are not rated, by either Standard & Poor's and/or Moody's.

The above table does not contain figures related to discontinuing operations, namely the amounts related to VAW.
The VAW nominal volume amount was €3,019 million and the volume in the area of counterparty risk was €60 million as of December 31, 2001.

Non-Derivative Financial Instruments

€ in millions	Nominal value	Market value	Nominal value	Market value
Financial instruments (other than derivative financial instruments)				
Assets				
Loans	2,798	2,833	2,947	3,013
Securities	9,755	10,459	8,189	9,132
Liquid funds	4,080	4,080	1,201	1,201
Other	1,444	1,444	607	607
Liabilities				
Financial liabilities	16,089	16,059	19,128	19,079

(32) Non-Derivative Financial Instruments

The estimated fair-value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company would realize under current market conditions.

The estimated fair value of financial instruments at December 31, 2001 and 2000, is summarized as follows.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

n9

For cash and cash equivalents the carrying value of these amounts is a reasonable estimate of their fair value. The fair value of loans and other financial instruments are valued by discounting the future cash flows by the current rate for comparable instruments. The fair value of funds and non-marketable securities is based on quoted market prices of the investments or other appropriate valuation techniques.

Fair values for financial liabilities were estimated by discounting expected cash flows using market interest rates currently available for debt of similar terms and remaining maturities. The carrying value of commercial paper, medium term notes and borrowings under revolving credit facilities were assumed to approximate fair value due to their short maturities.

The Company believes the overall credit risk related to non-derivative financial instruments is insignificant.

(33) Segment Information

The Company's reportable segments are presented in line with the Company's internal organizational and reporting structure based on products and services. The segments are managed separately because each business develops, manufactures and sells distinct products and services. The reportable segments are Energy, Chemicals, Oil, Real Estate, Telecommunications, Distribution/Logistics, Aluminum and Silicon Wafers. The column "Other/Consolidation" includes the holding company, AV Packaging GmbH (Schmalbach-Lubeca), which is accounted for under the equity method, and effects from consolidation.

Below is information on the Company's business segments.

Energy consists of E.ON Energie AG, which was formed on July 13, 2000, by the PreussenElektra-Bayernwerk merger. E.ON Energie supplies electricity, district heating, natural gas, water and water-related services.

The Oil division manages the Company's oil, gas and petrochemicals operations. VEBA Oel's core business consists of the exploration for and production of hydrocarbons, refining of crude oil, production of petrochemicals and the marketing of petroleum products and petrochemicals.

The Chemicals division comprises Degussa-Hüls AG and SKW Trostberg AG. Both are specialty chemicals companies. On February 9, 2001 the two companies merged to form Degussa AG.

Real Estate consists of Viterra, a real-estate services group. Viterra has four strategic business units: Residential Investment, Residential Development, Residential Services and Commercial.

The Company's telecommunications activities are overseen by two holding companies: E.ON Telecom GmbH (formerly VEBA Telecom) and VIAG Telecom Beteiligungs GmbH.

The Company's distribution and logistics operations are organized in three holding companies: Stinnes, Klöckner AG & Co (until September 30, 2000), and VEBA Electronics (until October 31, 2001). Stinnes provides logistics services in the following areas: Transportation, Chemicals, Raw Materials, Steel and Full-line Wholesaling. Klöckner is a leading multi-metal distributor.

Other/Consolidation includes E.ON AG, investments not assigned to a segment and consolidation effects.

Internal operating profit is the most important internal key figure at E.ON in terms of earnings and serves as an indicator of a business's long-term earnings power. Internal operating profit is adjusted income before taxes (after foreign taxes related to exploration and production). Income from ordinary business activities is adjusted primarily to exclude material non-operating income and expenses which are unusual (as defined by E.ON) or infrequent. These adjustments primarily include book gains and losses from large divestments and restructuring expenses.

Depreciation of fixed assets, income from companies accounted for under the equity method, and interest income have been adjusted to exclude non-operating expenses and income and may therefore deviate from earnings reported in the Consolidated Statement of Income.

Segment Information

€ in millions	2001	2000
Internal operating profit	**3,553**	**2,256**
Net book gains (a)	908	4,630
Restructuring expenses/ cost management programs (b)	-360	-466
Other non-operating earnings (c)	-615	-549
Foreign exploration and production income taxes (d)	412	552
Income from ordinary business activities	**3,898**	**6,423**

To serve internal management and control purposes, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that they are reported on different lines of the Consolidated Income Statement.

The individual reporting segments apply the accounting standards listed under Note 2.

Reconciliation of internal operating profit to income before income taxes is as at left.

(a) Net book gains in 2001 primarily result from the successful desinvestment program by Degussa, mainly by selling the business units "Onkologie" and "Dental" for a book gain of approximately €530 million. For the energy segment, the disposition of Bewag and HEW as well as changes in the portfolios of Thüga and Avacon led to a gain of approximately €240 million. Other gains on acquisitions resulted from selling Klöckner und Co. (€140 million) and VIAG Interkom (€110 million). Offsetting these gains was a loss from selling securities of €135 million at E.ON Energie.

(b) Restructuring and cost-management expenses were incurred by the current restructuring program of Degussa in the amount of approximately €204 million. E.ON Energie incurred costs regarding the retirement of power plants and stemming from its realignment in the amount of approximately €75 million. Further,

Segment Information by Division

€ in millions	Energy 2001	Energy 2000	Chemicals 2001	Chemicals 2000	Oil 2001	Oil 2000
External sales	18,400	10,977	17,330	18,072	26,422	28,062
Intersegment sales	49	50	68	126	477	718
Total sales	**18,449**	**11,027**	**17,398**	**18,198**	**26,899**	**28,780**
Depreciation, amortization and write-downs	1,989	1,615	1,220	1,061	568	682
Earnings from companies accounted for under the equity method	415	463	41	21	36	38
Interest income	-68	37	-344	-268	-185	-168
Internal operating profit	**1,971**	**1,099**	**541**	**576**	**432**	**310**
Capital expenditures						
Companies accounted for under the equity method	755	458	2	48	-	-
Other financial assets	2,209	2,057	692	583	42	1,111
Other fixed assets	1,063	841	1,399	1,044	617	612
Total capital expenditures	**4,027**	**3,356**	**2,093**	**1,675**	**659**	**1,723**
Total assets[1]	**54,903**	**57,244**	**18,127**	**19,158**	**9,243**	**9,178**

[1] Total assets include net earnings from discontinued operations, namely VAW aluminium (€478 million). In 2000, E.ON's total assets include the total assets from VAW aluminium (€2,915 million) and MEMC (€2,050 million), which are shown under "Others/E.ON consolidation". In addition, in order to increase the transparency of the results from the sale of E-Plus, Cablecom, Orange Communications and VIAG Interkom, interest income and interest related to investments have been reclassified from the telecommunications segment to "Others/E.ON Consolidation".

Viterra incurred costs of approximately €45 million for the reorganisation of its construction business. **(c)** Other non-operating earnings in 2001 include expenses related to the energy segment in the amount of approximately €240 million. These expenses result primarily from the cancellation of long-term delivery energy contracts. These contracts, signed in the early 90's became uneconomical due to the liberalisation of the energy markets and the resulting decrease in prices for purchasing and selling energy. Cancelling these contracts before their expiration date will result in an improvement in future earnings. At the Chemicals Division, non-recurring costs occurred due to the merger of Degussa-Hüls and SKW Trostberg in the amount of €198 million. In addition, in 2001 E.ON paid €75 million more in contributions to a foundation called "Stiftungsinitiative der deutschen Wirtschaft". Finally, a provision of approximately €40 million for finishing a commercial real estate project in Berlin was incurred.

(d) Due to the high tax burden, pre-tax income in Oil Segment is not meaningful when compared to other segments. Internal operating profit for the Oil division is therefore stated net of foreign exploration and production income taxes; this procedure deviates from the method applied to determine internal operating profit in other segments. These taxes must be added back when reconciling from internal operating profit to income ordinary business activities.

[illegible]

	Real Estate		Telecommunications		Distribution/Logistics		Holding/Others		Total	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	1,268	1,300	556	228	15,548	20,838	140	802	79,664	80,279
	23	24	-	1	35	47	-652	-966	-	-
	1,291	**1,324**	**556**	**229**	**15,583**	**20,885**	**-512**	**-164**	**79,664**	**80,279**
	134	134	147	259	299	316	6	225	4,363	4,242
	10	2	-20	-240	7	9	317	82	806	375
	-91	-73	-63	-27	-122	-179	163	-81	-710	-759
	245	**212**	**-148**	**-360**	**299**	**384**	**213**	**35**	**3,553**	**2,256**
	-	2	-	386	3	8	-	17	760	919
	63	83	-	3,895	18	356	379	393	3,403	8,478
	108	399	243	310	294	298	44	73	3,768	3,577
	171	**484**	**243**	**4,591**	**315**	**662**	**423**	**483**	**7,931**	**12,974**
	4,716	**4,074**	**9,266**	**12,711**	**7,682**	**8,727**	**-4,891**	**-4,877**	**99,046**	**106,215**

Geographic Segmentation. The following table details external sales (by destination and by operation) and internal operating profit and long-lived assets information by geographic area for the years ended December 31.

Information on Major Customers. Excluding Germany, E.ON's customer structure did not result in any major concentration in any given geographical region or business area. Due to the high volume of customers and the variety of business activities, there are no customers whose business volume is material compared to the Company's total business volume.

Geographic Segment Information

	Germany		Europe (Eurozone excluding Germany)		Europe (other)		USA		Others		Total	
€ in millions	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
External sales												
by destination	45,117	41,616	10,656	10,833	8,025	7,971	7,500	11,897	8,366	7,962	79,664	80,279
by operation	54,294	46,908	7,624	8,479	5,985	8,550	8,368	10,577	3,393	5,765	79,664	80,279
Internal operating profit	2,537	1,393	90	251	508	207	156	101	262	304	3,553	2,256
Long-lived assets	21,006	19,450	2,659	3,383	7,733	1,415	1,613	2,779	1,275	1,817	34,286	28,844

(34) Supervisory Board and Board of Management

Provided that the Annual Stockholders' Meeting of E.ON on May 28, 2002 approves the proposed dividend, total remuneration of the members of the Supervisory Board will amount to €2.4 million (2000: €2.8 million) and those of the members of the Board of Management, including compensation for the performance of duties at subsidiaries, will amount to €8.8 million (2000: €13.0 million).

Total payments to retired members of the Board of Management and their beneficiaries amounted to €5.6 million (2000: €8.1 million). Provisions of €67.7 million (2000: €66.1 million) have been provided for the pension obligations of E.ON to retired members of the E.ON Board of Management and their beneficiaries.

As of December 31, 2001 no loans to members of the Board of Management exist.

The members of the Supervisory Board and the Board of Management are listed on pages 8, 9 and 12.

(35) Subsequent Events

On January 6, 2002 E.ON sold its aluminum operations to Norsk Hyrdro ASA, Oslo, Norway, for €3,1 billion, which includes the assumption of debt and pension accruals in the amount of €1.2 billion. The transaction is expected to close in the first quarter of 2002 and is discussed in more detail in Note 4.

In January 2002, E.ON Energie acquired 34 percent of Espoon Sähkö, a Finnish energy utility for €160 million.

E.ON entered into a participation agreement with BP plc ("BP") by which BP would participate in a capital increase in E.ON's wholly owned subsidiary VEBA Oel AG (VEBA Oel). BP would contribute cash and receive 51 percent of the outstanding capital of VEBA Oel and E.ON would receive payment of €1,9 billion of shareholder loans. On February 7, 2002 the capital increase of VEBA Oel was effected. E.ON has a put option to require BP to acquire E.ON's remaining 49 percent interest in VEBA Oel for approximately €2.8 billion.

As required in the participation agreement between E.ON and BP, on January 29, 2002 VEBA Oel sold its entire exploration and production business to Petro-Canada, Alberta/Canada for approximately €2.4 billion. Through the exercise of the put option, E.ON's total proceeds from the sale of VEBA Oel amounted €3.3 billion, including approximately € 500 million from the above sale.

On February 19, 2002 E.ON filed a formal application with Germany's Minister of Economics and Technology for ministerial approval of E.ON's acquisition of 25.5 percent of the shares in Ruhrgas AG, which would be indirectly acquired through E.ON's purchase of Gelsenberg AG. The application also contains E.ON's notification that it intends to apply for ministerial approval of its acquisition of Bergemann GmbH which has a 34.8 percent ownership in Ruhrgas.

In January 2002, E.ON reached an agreement with France Télécom regarding the sale of shares in Orange. The Orange shares were part of the payment to E.ON for France Télécom's acquisition of Orange Communications. The agreement allows E.ON to begin selling the shares after February 26, 2002. The put and call clauses linked to these shares were also renegotiated. The Company now has a put option on France Télécom shares at a strike price of €9.25 and the call option of France Télécom on E.ON at a strike price of €11.25. Both options expire in June 2002.

Düsseldorf, March 7, 2002

The Board of Management

Hartmann

Simson

Gaul

Krüper

Schipporeit





Daniel Libeskind. From early on, he was drawn to two art forms. He could have become a pianist with an ey
tect with a gift for [redacted]g. But he on designing buildings and became one of the best in his profe

Mandates of Board Members

Information on additional mandates carried by members of E.ON AG's Supervisory Board

Dr. Klaus Liesen
Chairman of the Supervisory Board, Ruhrgas AG
Chairman
- Allianz AG (Chairman)
- Preussag AG
- Ruhrgas AG (Chairman)
- Volkswagen AG (Chairman)
- Beck GmbH & Co. KG

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie
Deputy Chairman
- Bayer AG
- Buna Sow Leuna Olefinverbund GmbH
- RAG Coal International AG

Dr. Karl-Hermann Baumann
Chairman of the Supervisory Board, Siemens AG
- Deutsche Bank AG
- Linde AG
- mg technologies AG
- Schering AG
- Siemens AG (Chairman)
- ThyssenKrupp AG
- Wilhelm von Finck AG

Ralf Blauth
Industrial Clerk,
- Degussa AG

Dr. Rolf-E. Breuer
Spokesman of the Board of Management, Deutsche Bank AG
- DB Industrial Holdings AG[1] (Chairman)
- Bertelsmann AG
- Deutsche Börse AG (Chairman)
- Deutsche Lufthansa AG
- Münchener Rückversicherungs-Gesellschaft AG
- Siemens AG
- Compagnie de Saint-Gobain S.A.
- Landwirtschaftliche Rentenbank

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG
- Allianz AG
- Ruhrgas AG
- ThyssenKrupp AG (Chairman)
- Volkswagen AG
- ABB AG
- Suez S.A.
- Thales S.A.

Ulrich Hocker
General Manager, German Investor Protection Association
- Brau und Brunnen AG
- CBB Holding AG (Chairman)
- Karstadt Quelle AG
- ThyssenKrupp Steel AG
- Gartmore Capital Strategy Fonds
- Phoenix Mecano AG

Dr. Jochen Holzer
Honorary Senator, former Chairman of the Supervisory Board, VIAG AG
- Bayerische Dienstleistungsgesellschaft für betriebliche Altersversorgung Holding AG

Jan Kahmann
(since May 7, 2001)
Member of the Board, Unified Service Sector Union (ver.di)
- Eurogate Beteiligungs GmbH
- Lufthansa Technik AG
- Preussag AG

Dr. h. c. André Leysen
Chairman of the Administrative Board, Gevaert N.V.
- Agfa-Gevaert AG (Chairman)
- Bayer AG
- Deutsche Telekom AG
- Schenker AG
- Agfa-Gevaert N.V. (Chairman)
- Gevaert N.V. (Chairman)

Herbert Mai
(until May 7, 2001)
Member of the Board of Management, Fraport AG
- Deutsche Lufthansa AG

As of December 31, 2001, or the date of retirement from E.ON's Supervisory Board.
- Supervisory Board mandates in accordance with Sec. 100, Para. 2 of the German Stock Corporation Act (AktG).
- Membership in comparable domestic and foreign supervisory bodies of commercial enterprises.

[1]Exempted Group mandate.
[2]Other Group mandate.

Dagobert Millinghaus
Accounting and Administration Manager
• Stinnes AG

Margret Mönig-Raane
Vice-Chairwoman of the Board, Unified Service Sector Union (ver.di)
• Deutsche Bank AG

Ulrich Otte
Systems Engineer
• E.ON Energie AG
• E.ON Kraftwerke GmbH

Dr. Henning Schulte-Noelle
Chairman of the Board of Management, Allianz AG
• Allianz Lebensversicherungs-AG[1] (Chairman)
• Allianz Versicherungs-AG[1] (Chairman)
• Dresdner Bank AG[1] (Chairman)
• BASF AG
• Linde AG
• Münchener Rückversicherungs-Gesellschaft AG
• Siemens AG
• ThyssenKrupp AG
• AGF S.A.[2]
• RAS S.p.A.[2]

Kurt F. Viermetz
Retired Vice-Chairman and Director of the Board, J.P. Morgan & Co., Inc.
• Bayerische Hypo- und Vereinsbank AG (Chairman)
• Grosvenor Estate Holdings

Dr. Bernd Voss
Member of the Supervisory Board, Dresdner Bank AG
• Deutsche Hypothekenbank Frankfurt-Hamburg AG[1]
• Dresdner Bauspar AG[1]
• Oldenburgische Landesbank AG[1] (Chairman)
• Continental AG
• Deutsche Schiffsbank AG (Chairman)
• Karstadt Quelle AG
• Preussag AG
• Quelle AG
• Volkswagen AG
• Wacker Chemie GmbH
• Bankhaus Reuschel & Co. (Chairman)

Dr. Peter Weber
Director of the Legal Department, Degussa AG
• Wohnungsgesellschaft Hüls mbH

Kurt Weslowski
Chemical Worker
• VEBA Oel AG
• VEBA Oil Refining & Petrochemicals GmbH

188

Mandates of Board Members

Mandates carried by members of E.ON AG's Board of Management

Ulrich Hartmann
Member of the
Board of Management
Chairman and co-CEO
- E.ON Energie AG[1] (Chairman)
- VEBA Oel AG[1] (Chairman)
- Deutsche Lufthansa AG
- Hochtief AG
- IKB Deutsche Industriebank AG (Chairman)
- Münchener Rückversicherungs-Gesellschaft AG (Chairman)
- RAG Aktiengesellschaft (Chairman)
- Henkel KGaA

Prof. Dr. Wilhelm Simson
Member of the
Board of Management
Chairman and co-CEO
- Degussa AG[1] (Chairman)
- VIAG Telecom AG[1] (Chairman)

Dr. Hans Michael Gaul
Member of the
Board of Management
Controlling/Corporate Planning, M&A, Legal Affairs
- Degussa AG[1]
- E.ON Energie AG[1]
- Stinnes AG[1] (Chairman)
- VEBA Oel AG[1]
- Viterra AG[1] (Chairman)
- Allianz Versicherungs-AG
- DKV AG
- RAG Aktiengesellschaft
- Steag AG
- Volkswagen AG
- E.ON North America, Inc.[2]

Dr. Manfred Krüper
Member of the
Board of Management
Human Resources, Infrastructure and Services, Procurement, Organization
- Stinnes AG[1]
- VAW aluminium AG[1]
- Viterra AG[1]
- VEBA Oel AG[1]
- RAG Aktiengesellschaft
- RAG Immobilien AG
- Victoria Versicherung AG
- Victoria Lebensversicherung AG
- E.ON North America, Inc.[2] (Chairman)

Dr. Erhard Schipporeit
Member of the
Board of Management
Finance, Accounting, Taxes, IT
- Degussa AG[1]
- E.ON Energie AG[1]
- VAW aluminium AG[1] (Chairman)
- VIAG Telecom AG[1]
- AXA Colonia Lebensversicherung AG
- Commerzbank AG
- Schmalbach-Lubeca AG (Chairman)
- Connect Austria GmbH[2]
- E.ON Risk Consulting GmbH[2] (Chairman)

As of December 31, 2001.
- Supervisory Board mandates in accordance with Sec. 100, Para. 2 of the German Stock Corporation Act (AktG).
- Membership in comparable domestic and foreign supervisory bodies of commercial enterprises.

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[1]Exempted Group mandate.
[2]Other Group mandate.

Three-year highlights

€ in millions	pro forma 1999	pro forma 2000	2001
Sales	69,745	88,858	79,664
Results from ordinary business activities	5,048[2]	6,498	3,898
Results from continuing operations	3,095[3]	3,440	2,610
Net income	**2,839**	**3,678**	**2,048**
EBITDA	8,564	8,041	8,626
EBIT	3,722	2,136	4,263
Internal operating profit	2,748	2,445	3,553
ROCE in %	8.9	10.1	10.3
Capital employed (annual average)	51,946	44,376	46,958
Results per share from continuing operations (in €)	3.90	4.74	3.87
Results per share from discontinued operations (in €)	-	0.33	-0.80
Dividend per share (in €)	1.25	1.35	1.60
Assets			
Long-term assets	60,169	65,592	64,663
Short-term assets	34,459	40,623	34,383
thereof: liquid funds	9,529	8,501	12,144
Total assets	94,628	106,215	99,046
Liabilities and stockholders' equity			
Stockholders' equity	26,293	28,033	24,462
thereof: capital stock	1,985	1,985	1,799
Minority interests	4,888	5,123	6,362
Long-term liabilities	41,478	40,821	44,628
thereof: provisions	28,683	27,940	26,564
thereof: financial liabilities	8,000	7,611	9,308
thereof: other liabilities	4,795	5,270	8,756
Short-term liabilities	21,969	32,238	23,594
thereof: provisions	8,371	8,315	6,237
thereof: financial liabilities	3,929	11,743	7,011
thereof: other liabilities	9,669	12,180	10,346
Total liabilities and stockholders' equity	94,628	106,215	99,046
Cash flow/investments			
Cash flow from continuing operations	4,866	3,413	3,907
Investments	11,045	14,380	7,931
Employees at year end	203,733	166,183	155,953
Financial ratios			
Equity ratio (in %)	27.8	26.4	24.7
Long-term assets as a percentage of property, plant, and equipment	120.8	112.7	116.7
Return on equity after taxes (in %)	11.2	13.5	7.8
Net financial position (liquid funds minus financial liabilities)	-2,400	-5,973	-613
Cash flow from continuing operations as a percentage of sales	7.0	3.8	4.9

[1]Includes MEMC and VAW aluminium.
[2]Net income before taxes.
[3]Net income after taxes.

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Major shareholdings

Name	Location	Stake	Stockholders' equity[1]	Earnings[1]	Sales[1,4]
		%	€m	€m	€m
E.ON AG	Düsseldorf		10,309.3	1,099.7	0.0
I. Consolidated subsidiaries					
Energy					
E.ON Energie AG	Munich	100.0	4,879.3	1,307.2[2]	662.7
Avacon AG	Helmstedt	53.4	620.0	120.1	2,207.6
Braunschweigische Kohlen-Bergwerke AG	Helmstedt	99.9	202.8	14.9[2]	137.0
Contigas Deutsche Energie-Aktiengesellschaft	Munich	98.7	594.1	308.2[2]	32.7
e.dis Energie Nord AG	Fürstenwalde/Spree	71.0	754.5	61.4	1,133.2
E.ON Benelux Generation N.V.	NL, Voorburg	100.0	247.1	-177.8	602.6
E.ON Kernkraft GmbH	Hanover	100.0	215.0	724.7[2]	851.7
E.ON Netz GmbH	Bayreuth	100.0	566.8	106.9[2]	2,878.5
E.ON Trading GmbH	Munich	100.0	10.0	87.9[2]	4,905.9
E.ON Vertrieb GmbH	Munich	100.0	985.1	-199.1[2]	3,465.3
Gelsenwasser AG	Gelsenkirchen	80.5	238.3	35.9	248.8
Hein Gas Hamburger Gaswerke GmbH	Hamburg	89.9	152.7	24.9	987.1
Rhein-Main-Donau AG	Munich	77.5	110.2	0.0	139.8
Schleswag Aktiengesellschaft	Rendsburg	65.3	413.4	79.1	1,235.0
Sydkraft AB	S, Malmö	60.8	2,687.3	501.9	635.5
Teag Thüringer Energie AG	Erfurt	74.7	498.5	50.1	763.8
Thüga Aktiengesellschaft	Munich	62.0	1,579.9	146.4	432.9
Chemicals					
Degussa AG	Düsseldorf	64.6	3,716.6	253.0	3,590.1
Asta Medica GmbH	Dresden	100.0	274.4	563.2	171.4
Oxeno Olefinchemie GmbH	Marl	100.0	38.6	34.5[2]	726.9
Röhm GmbH & Co. KG	Darmstadt	100.0	199.2	53.6	697.8
Stockhausen GmbH & Co. KG	Krefeld	100.0	148.3	46.3	486.9
Oil					
VEBA Oel AG	Gelsenkirchen	100.0	671.5	454.7[2]	0.0
Aral AG & Co KG	Bochum	100.0	224.3	82.8[2]	16,214.7
VEBA Oil & Gas GmbH	Essen	100.0	444.1	239.6[2]	816.8
VEBA Oil Libya GmbH	Essen	100.0	134.0	2.0[2]	443.1
VEBA Oil Refining & Petrochemicals GmbH	Gelsenkirchen	100.0	159.3	173.2[2]	10,457.2
Real Estate					
Viterra AG	Essen	100.0	666.7	181.2[2]	441.2
Viterra Baupartner AG	Bochum	100.0	39.2	-42.1[2]	173.1
Viterra Energy Services AG	Essen	100.0	12.8	44.4[2]	0.0
WBRM-Holding GmbH	Essen	95.0	26.7	-32.5	0.0
Telecommunications					
Connect Austria Gesellschaft für Telekommunikation Ges.m.b.H.	A, Vienna	50.1	-332.1	-127.2	571.2
E.ON Telecom GmbH	Düsseldorf	100.0	1,248.5	972.8[2]	0.0
Distribution/Logistics					
Stinnes AG	Mülheim/Ruhr	65.4	886.1	70.4	3,208.1
Brenntag S.A.	F, Chassieu	100.0	66.9	17.7	397.8
BTL AB	S, Göteborg	100.0	205.9	14.9	0.0
Holland Chemical International N.V.	NL, Amsterdam	100.0	170.7	4.2	0.0
Schenker International AB	S, Göteborg	100.0	154.6	9.3	45.6
Aluminum					
VAW aluminium AG	Bonn	100.0	583.8	67.0	2,634.2
V.A.W. North American Holdings, Inc.	USA, Dover	100.0	133.9	13.8	285.5

Name	Location	Stake	Stockholders' equity[1]	Earnings[1]	Sales[1]
		%	€m	€m	€m
Other					
Aviga GmbH	Duisburg	100.0	64.8	-37.7	0.0
CCA Holding, Inc.[4]	USA, Wilmington	100.0	65.1	0.0	0.0
E.ON North America, Inc.[4]	USA, New York	100.0	869.6	-239.4	4.5
II. Other shareholdings[3]					
Energy					
badenova AG & Co. KG	Freiburg	48.7	154.0	21.2	230.5
Bayerngas GmbH	Munich	22.0	125.7	16.0	986.2
BKW FMB Energie AG	CH, Bern	20.0	237.6	32.4	779.8
Elektrizitätswerke Minden-Ravensberg GmbH	Herford	25.1	108.8	5.6	225.4
Energie-Aktiengesellschaft Mitteldeutschland EAM	Kassel	46.0	247.7	62.0	612.1
EWE Aktiengesellschaft	Oldenburg	27.4	552.1	100.8	2,026.1
Gasag Berliner Gaswerke Aktiengesellschaft	Berlin	24.9	414.1	27.1	499.4
Gemeinschaftskernkraftwerk Grohnde GmbH	Emmerthal	50.0	153.4	10.7[2]	200.2
Graninge Aktiebolag	S, Kramfors	36.3	528.0	65.7	303.4
Kernkraftwerk Brunsbüttel GmbH	Hamburg	33.3	32.2	3.2[2]	142.1
Kernkraftwerk Krümmel GmbH	Hamburg	50.0	102.3	10.2[2]	302.6
Mainova Aktiengesellschaft	Frankfurt/Main	24.4	449.0	70.8	974.0
Watt AG	CH, Zurich	24.5	877.6	87.7	0.0
Chemicals					
Cyro Industries Inc.	USA, Rockaway	50.0	189.4	0.9	263.2
Polymer Latex GmbH & Co. KG	Marl	50.0	41.2	13.3	271.4
Oil					
Ruhr Oel GmbH	Düsseldorf	50.0	278.0	4.2	1,022.4
Real Estate					
Deutschbau-Holding GmbH	Eschborn	50.0	606.1	13.4	0.0
Telecommunications					
Bouygues Telecom S.A.	F, Velizy-Villacoublay	17.5	-131.8	-406.4	3,556.3
Aluminum					
Aluminium Norf GmbH	Neuss	50.0	61.4	4.2[2]	335.5
Hamburger Aluminium-Werk GmbH	Hamburg	33.3	18.9	1.0	137.4
Other					
RAG Aktiengesellschaft	Essen	39.2	486.9	5.1	5,411.7

[1]The figures comply with the financial statements prepared in accordance with the GAAP of the specific country and do not reflect the amounts included in E.ON's Consolidated Financial Statements. Stockholders' equity is translated at year-end rates; earnings and sales are translated at annual average rates.
[2]Profit and loss pooling agreement (earnings before pooling).
[3]Mainly prior-year figures unless profit and loss pooling agreement exists.
[4]Figures derived from E.ON's Consolidated Financial Statements.
[5]Figures for Energy Division include electricity tax.

192

Glossary

Actuarial gains and losses
The actuarial calculation of provisions for pensions is based on forecasts of a number of variables, such as projected future salaries and pensions. An actuarial gain or loss results when these assumptions are changed because actual numbers turn out to be different from the projections.

ADR
Acronym for American Depositary Receipt. These are depositary certificates traded on U.S. stock exchanges in place of a foreign share. In most instances, ADRs are commercially equivalent to one share of a foreign issuer's stock. ADRs make it easier for foreign companies to gain access to U.S. investors.

Beta factor
Used as an indicator of a stock's relative risk compared with the market as a whole. A beta coefficient of more than 1 signals a higher risk than the risk level of the overall market; a beta coefficient of less than 1 signals a lower risk.

Cash flow statement
Calculation and presentation of the cash flow a company has generated or consumed during a reporting period as a result of its operating, investing, and financing activities.

Commercial papers (CPs)
Unsecured, short-term money market obligations issued by commercial firms and financial institutions. CPs are usually quoted on a discount basis, with repayment of the par value. The maturities of CPs are typically from 2 to 364 days.

Cost of capital
A firm's cost of capital is calculated as a weighted average of the costs of debt and equity funds (weighted average cost of capital: WACC). The cost of equity is the return expected by an investor in a given stock. The cost of debt is equivalent to a firm's long-term financing terms.

Derivative
Product whose value derives largely from the price, price fluctuations, or price expectations of an underlying instrument (such as a share, bond, currency, interest-rate, or commodity).

Discontinued operations
Business segments that are planned for divestment or have already been divested. They are subject to special disclosure rules.

EBITDA
Acronym for earnings before interest, taxes, depreciation, and amortization. It corresponds to internal operating profit before interest, taxes, depreciation and goodwill amortization.

EBIT
Acronym for earnings before interest and taxes. It corresponds to internal operating profit before interest and taxes.

193

Equity method
A method for valuing shareholdings in associated companies whose assets and liabilities are not fully consolidated. The proportional share of the company's annual net income (or loss) is reflected in the shareholding's book value. This change is shown in the owning company's income statement.

Fair value
The price at which assets, debts, and derivative financial instruments pass from a willing seller to a willing buyer, each having access to all the relevant facts and acting freely.

Internal operating profit
The Company's most important key figure in terms of earnings and serves as an indicator of a business's long-term earnings strength. Internal operating profit is equivalent to adjusted results from ordinary operating activities. The adjustments reflect material nonoperating income and expenses that are unusual or infrequent.

Medium Term Note Program
Flexible bond programs used to issue debt instruments. Volumes, currencies, and maturities (usually between 2 and 30 years) can be adjusted according to a company's financing needs.

Option
The right, not the obligation, to buy or sell an underlying asset (for instance, a security or currency) at a specific date at a predetermined price from a counterparty (seller). Buy options are referred to as "calls," sell options as "puts."

Rating
Standardized performance categories for an issuer's short- and long-term debt instruments based on the probability of full repayment. Ratings provide the foundation for investors and creditors to compare the risks of various financial investments.

ROCE
Acronym for return on capital employed. A key performance indicator for monitoring the period performance of our business units. ROCE is the ratio of internal operating profit before interest, taxes, and goodwill amortization (see EBITDA) and capital employed. Capital employed represents the interest-bearing capital tied up in the Group.

Tax shield
Takes into consideration that the interest on debt reduces a firm's tax burden.

U.S. GAAP
Acronym for U.S. generally accepted accounting principles. Accounting, valuation, and disclosure policies based on the principle of fair presentation of financial statements to provide information needed for decision-making, especially for investors.

For more information about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0) 211-4579-367
F +49 (0) 211-4579-532

info@eon.com
www.eon.com

Only the German version of this Annual Report is legally binding.

195

Financial calendar

May 16, 2002	Interim Report: January-March 2002
May 28, 2002	Annual Shareholders Meeting
May 29, 2002	Dividend payment
August 14, 2002	Interim Report: January-June 2002
November 14, 2002	Interim Report: January-September 2002
March 6, 2003	Annual press and analysts conferences
April 30, 2003	Annual Shareholders Meeting

Art direction: KW43
Photography: Albrecht Fuchs
Production: Jung Produktion
Typesetting & lithography: Lettern Partners, Düsseldorf
Printing: Druckpartner, Essen

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